Form 10-K, Exhibit 13
period 1997-06-03
DISCOUNT AUTO PARTS INC
filed 1997-09-02
CIK 889409

                                                                     EXHIBIT 13

                                                       Discount Auto Parts, Inc.
                                                              1997 Annual Report



                                  [ART WORK]

           [Representation of a car side mirror reflecting exterior of store location for Discount Auto Parts]

                                 YEARLY GROWTH

Net Sales                                              Income from Operations
(in thousands)                                         (in thousands)

[GRAPH]                                                 [GRAPH]

Number of Stores                                       Team Members

[GRAPH]                                                  [GRAPH]

                               TABLE OF CONTENTS

         Discount Auto Parts is one of the Southeast's leading specialty retailers of automotive replacement parts, maintenance items and accessories primarily for the "Do-It-Yourself" (DIY) consumer. As of June 3, 1997, Discount Auto Parts operated 400 stores, of which 327 were located in Florida, 49 in Georgia, 16 in Alabama, 4 in South Carolina and 4 in Mississippi. Each Discount Auto Parts store carries an extensive line of replacement hard parts for domestic and import cars, as well as accessories, chemicals, motor oils and other mainteneance items.

Letters to Shareholders and Team                                      2

Five Year History                                                     7

Management's Discussion and Analysis of
     Financial Condition and Results of Operations                    8

Consolidated Statement of Income                                     14

Consolidated Balance Sheets                                          15

Consolidated Statements of Stockholders' Equity                      16

Consolidated Statements of Cash Flows                                17

Notes to Consolidated Financial Statements                           18

Management's Report on Financial
     Statement and Internal Controls                                 26

Report of Independent Certified Public Accountants                   27

Corporate Information                                                28

TO OUR SHAREHOLDERS AND TEAM:

         Once again the Discount Auto Parts Team has set records in sales, operating profits and increased market share. We implemented a number of revolutionary systems and have set the stage for more to come. You may be wondering what we are planning for the upcoming year. Well, we plan to make several additional changes in the way we do business.

         Why change? After all, given our history of success, it would be easy to settle for the status quo, to continue doing things the way we have always done them. But that is not the stuff we're made of here at Discount Auto Parts. Besides, for the Discount Auto Parts Team, the status quo has always involved seeking out new and better ways of doing business, trying our new ideas, running with the ones that work and refusing to institutionalize our mistakes.

         At Discount Auto Parts, we have always been willing to change our systems, change our markets, and change the way we do business -- what we are not willing to change -- what has always stayed constant in this Company, is our core values.

         We believe in our people. "First you build the Team, then the Team builds the business. There is no other way." We believe in training and supporting our Team and providing them with opportunities to grow with our Company.

         We believe that our Team is the source of new ideas and it is the Team that provides the added value our Customers have the right to expect from us.

         We believe in being the low cost producer and providing excellent value to our Customers.

         Discount Auto Parts is strong today because our Team is committed to enhancing our technology, to expanding within its existing markets and boldly moving into new ones. This commitment to new technology, expansion and growth adds up to one thing -- change.

         And it is around our core values that the whirlwinds of change spin. At Discount Auto Parts the purpose of change is to support our values. In the areas of Team development, customer service and new ideas we believe: "There is always a better way."

               [Photos of Peter J. Fontaine & William C. Perkins]

         Our core values served us well in fiscal year 1997. Discount Auto Parts opened a record 86 stores during the year, representing a growth rate of 27 percent, one of the highest in the auto parts industry. With our recent entrance into the Mississippi market, we now operate in five states. During fiscal year 1997 we reached a new milestone as we opened our 400th store. We also continue to be the dominant force in the Florida marketplace.

ENHANCED TECHNOLOGY.

         This year, Discount Auto Parts is putting the pedal to the metal with a number of new systems and enhanced technology, all designed to foster our growth and expansion throughout the Southeast. For example, within the next year, our Company expects to complete the roll-out of a new, state-of-the-art inventory management information system. This new system should enable our Team to quickly and easily access almost any part from any of our stores or suppliers and thus better serve our customers. The new system will include frame relay technology and a perpetual inventory software. It is designed to tell us what is selling, where it is selling and when it is selling.

         When completed, the new system should allow us to tailor our store inventories for the markets they serve. Better inventory control, reduction of over-stocked items, and identification of slower moving products are all designed to result in higher customer satisfaction and increased profits. At the same time, our team will have on-line access not only to our expanding distribution center and other Discount Auto Parts stores, but also to a number of independent parts warehouses across the country. We want to make sure customers needing hard to find speciality parts know they can depend on the Discount Auto Parts Team.

                              Enhanced Technology
                     Provides Additional Parts Availability

             [Photo of a team member looking at a computer screen]

EXPANSIONS IN CURRENT AND NEW MARKETS

         Throughout the upcoming year we plan to continue our strategy of expanding into new markets and, at the same time, clustering our stores in existing urban markets. We will continue supporting these stores with our distribution center and depot stores and we will begin selected additions to our Company's new express store concept.

         Our Team developed the express store concept during fiscal 1997 and testing began in the Orlando and Tampa markets. Express stores are designed to serve as local mini-warehouses for all of the nearby Discount Auto Parts stores. They should allow nearby stores to focus on faster moving items while having a quick and ready source of supply for a wider product selection. We are pleased with the benefits we have seen in fiscal 1997 from our first two express stores. Indeed, we believe our continued growth, combined with the advanced use of technology, sets the stage for the expansion of our express stores during the coming fiscal year.

         Discount Auto Parts' express stores are designed to allow the Company to offer our new and existing retail customers an even wider selection of parts at low competitive prices. At the same time they lay the foundation as we expand our customer base to include new commercial customers. Our express stores should allow us to make available to these commercial customers a wide product selection with the quickest possible delivery at competitive prices.

         To further support our planned expansion into serving commercial customers and to serve more stores with more parts, we recently began construction on an expansion of our distribution center. Scheduled for completion during the summer of 1998, the expanded distribution center will double our present capacity.

EXPANSION OF OUR LEADERSHIP TEAM

         With Bill's appointment to the position of President in February of this year, the two of us are now positioned to head up the charge in the coming years. We are confident that our extensive years of experience with


4



                       [Photo of Store # 110 Brandon, FL
                      With Adjacent Q-Lube Service Center]
the Company, not to mention our respective hands on experience with every aspect of the business, serve as living examples of the Company's core values at work and as models for our Team. Nevertheless, while the two of us remain firmly committed to our Team, to the Company and to the Company's vision for long-term growth and success, we recognize that it is the Team that will make it all happen. We rely on our Team for new ideas and support. New ideas have always been the root of our success and our Team is our primary source of new ideas. As a result, Discount Auto Parts has consistently been among the leaders in volume of sales per Team member in our industry. By emphasizing training and rewarding Team members who produce better results, we have attracted, trained and retained quality individuals who are the envy of our competitors and are the trusted technical advisors of our Customers.

GROWTH AND PERFORMANCE IN FISCAL 1997
         Sales growth in fiscal 1997 from our core operations remained strong at over 22 percent, and our operating income grew as well. However, the Company's decision to expand its volume of commercial sales of refrigerant products proved to be a quite costly one. In February 1997, certain of the refrigerant product sales were the subject of a lawsuit brought against us by Airgas, Inc. and certain of its affiliates. As we announced in late July, and as reflected in our fiscal 1997 financial statements, we decided to settle this lawsuit at a pre-tax cost of approximately $20.5 million (including legal and related expenses), causing a $12.6 million reduction in fourth quarter net income. In our press release concerning the settlement we described why the decision to settle, although a difficult one and one made reluctantly, was the prudent economic decision, and, in the end, in the Company's best interest.

                 [Photo of 305,000 Sq. Ft. Distribution Center
                    With Additional 300,000 Sq. Ft. Planned]

         There are still certain approvals that we need to secure in order to tie up loose ends on this settlement, but we are optimistic these will be obtained shortly. In the meantime, the Team is hard at work directing its energies toward the future, with its vision for that future firmly in place.

THE TEAM CONTINUES TO BUILD THE BUSINESS

         We continue investing in our Team because they have made this Company successful. By upgrading our technology, our ultimate goal is to enable our Team members to better serve our Customers. We work hard to insure that our Team Members are the "pros you know". We want to make certain that our Customers can trust our Team to help them overcome their automotive challenges.

         Our founders, Denis, Herman and Marie Fontaine, laid the foundation for this Company 26 years ago with the philosophy, "First you build the Team, then the Team builds the business." That foundation today remains as rock solid and unwavering as ever. We believe in training; we believe in support; and we believe in providing our Team with the tools, career opportunities and specific knowledge to help them grow and nurture Discount Auto Parts, as a Team.

         Change for the sake of change isn't always productive. Change for the sake of better customer service, enabled by new information technology and carefully thought out new marketing objectives, is vital to the continued growth and success of our business. We believe we have our vision laser focused.


Peter J. Fontaine
Chairman and Chief Executive Officer

William C. Perkins
President and Chief Operating Officer



                      [Photo of Standard Prototype Store]

                                     5 YEAR HISTORY


                                                                        FISCAL YEAR ENDED
                                                      ---------------------------------------------------------------------
                                                           June 3      May 28           May 30        May 31        June 1
                                                           1997(1)       1996             1995          1994          1993
                                                     ---------------------------------------------------------------------
                                                          (in thousands, except per share data and selected operating data)

INCOME STATEMENT DATA
Net sales                                           $   405,186     $ 307,476       $  253,700    $  207,569    $  176,786
Cost of sales, including distribution costs             256,646       186,917          158,710       131,469       111,782
                                                    -----------     ---------       ----------    ----------    ----------
  Gross profit                                          148,540       120,559           94,990        76,100        65,004
Selling, general and administrative expenses            101,336        80,090           64,081        49,985        43,227
                                                    -----------     ---------       ----------    ----------    ----------
  Income from operations                                 47,204        40,469           30,909        26,115        21,777
Litigation settlement                                   (20,545)            -                -             -             -
Other income                                                187         1,164            1,133           799           519
Gain on life insurance proceeds                               -             -            4,836             -             -
Interest expense                                         (6,125)       (5,078)          (6,295)       (3,635)       (3,401)
                                                    -----------     ---------       ----------    ----------    ----------
Income before income taxes                               20,721        36,555           30,583        23,279        18,895
Income taxes                                              7,980        14,092           10,020         8,962         5,272
                                                    -----------     ---------       ----------    ----------    ----------
Net income                                          $    12,741     $  22,463       $   20,563    $   14,317    $   13,623
                                                    ===========     =========       ==========    ==========    ==========
Net income per share                                $       .77     $    1.44       $     1.48    $     1.03
                                                    ===========     =========       ==========    ==========
Weighted average number of shares                        16,581        15,647           13,907        13,954

PRO FORMA DATA
Pro forma net income (2)                                                                                        $   11,919
Pro forma net income per share (2)                                                                              ==========
                                                                                                                $      .91
                                                                                                                ==========
Weighted average number of shares                                                                                   13,127

SELECTED OPERATING DATA

Number of stores at year end                                400           314              248           208           175
Total square footage at year end
  (in thousands) (3)                                      1,836         1,610            1,405         1,197           934
Average net sales per store
  (in thousands) (4)                                $     1,023     $   1,094       $    1,113    $    1,084    $    1,062
Average net sales per square foot (4,5)             $       212     $     204       $      195    $      195    $      206
Percentage increase (decrease)
     in comparable store net sales (5,6)                    (.6)%         4.9%             5.8%          4.0%         14.6%
Team members                                              3,677         3,148            2,826         2,172         1,806

BALANCE SHEET DATA
Inventories                                         $   151,644     $ 111,408       $   91,187    $   59,581    $   49,497
Working capital                                          80,573        59,801           46,420        34,055        33,824
Property and equipment, net                             265,589       208,094          166,169       131,893        89,318
Total assets                                            443,066       338,263          270,832       213,174       159,079
Long-term debt, excluding current maturities            114,117        50,400           94,550        70,118        42,021
Stockholders' equity                                    229,061       216,046          117,895        97,214        82,815


(1) Fiscal year 1997 consisted of 53 weeks, all other years reported consisted of 52 weeks.
(2) For all periods prior to September 1992, the Company was an S Corporation for federal and state income tax purposes and, accordingly, was not subject to corporate income taxes. The pro forma information has been computed as if the Company were subject to corporate income taxes for all periods presented, based on the tax laws in effect during the respective periods.
(3) Net square footage includes only selling and merchandising space.
(4) Average net sales per store and average net sales per square foot are based on the average of beginning and ending number of stores and store square footage. For fiscal 1997, average net sales per store and average net sales per square foot have been adjusted to exclude the effect of the fifty-third week.
(5) The amounts shown for fiscal 1997 exclude commercial sales of air conditioning products, such as freon. If these commercial sales of freon were to have been included, the average net sales per store, average net sales per square foot and the increase in comparable store sales for fiscal 1997 would have been $1,115,000, $231 and 9.7%, respectively.
(6) Comparable store net sales data are calculated based on the change in net sales of all stores open at the beginning of the preceding fiscal year. The decrease for fiscal 1997 has been adjusted to exclude the effect of the fifty-third week.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
                The following table sets forth, for the periods indicated, the income statement data and the percentage of the Company's net sales represented by each line item presented:

                                                                             Fiscal Year Ended
                                                      ---------------------------------------------------------------
                                                         June 3                  May 28                 May 30
                                                           1997        %           1996        %          1995     %
                                                      ---------------------------------------------------------------
                                                                          (dollars in thousands)
Net sales                                             $ 405,186      100.0%   $ 307,476      100.0%   $253,700  100.0%
Cost of sales, including distribution costs             256,646       63.3      186,917       60.8     158,710   62.6
                                                      ---------------------------------------------------------------
  Gross profit                                          148,540       36.7      120,559       39.2      94,990   37.4
Selling, general and
     administrative expenses                            101,336       25.0       80,090       26.0      64,081   25.2
                                                      ---------------------------------------------------------------
   Income from operations                                47,204       11.7       40,469       13.2      30,909   12.2
Litigation settlement                                   (20,545)      (5.1)           -          -           -      -
Other income, net                                           187          -        1,164         .4       1,133     .4
Gain on life insurance proceeds                               -          -            -          -       4,836    2.0
Interest expense                                         (6,125)      (1.5)      (5,078)      (1.7)     (6,295)  (2.5)
                                                      ---------------------------------------------------------------
Income before income taxes                               20,721        5.1       36,555       11.9      30,583   12.1
Income taxes                                              7,980        2.0       14,092        4.6      10,020    4.0
                                                      ---------------------------------------------------------------
Net income                                            $  12,741        3.1%   $  22,463        7.3%   $ 20,563    8.1%
                                                      ====================    ====================    ===============

FISCAL 1997 COMPARED TO FISCAL 1996
         Net sales for the fifty-three week period ended June 3, 1997 increased by $97.7 million, or 31.8%, over net sales for the fifty-two week period ended May 28, 1996. Of this increase, $30.0 million represented additional revenues associated with commercial sales of R-12 freon. Net sales for the fifty-three weeks ended June 3, 1997 from the Company's core retail store operations increased $67.7 million or 22.2% over the fifty-two week period ended May 28, 1996. Comparable store sales from the Company's core retail store operations decreased by .6% for the fifty-three week period ended June 3, 1997 on a comparable week basis, when excluding commercial sales of R-12 freon. When including such sales, comparable store sales increased 9.7% for the fifty-three week period ended June 3, 1997 on a comparable week basis as compared to the fifty-two week period ended May 28, 1996. The remaining increase in net sales from the Company's core operations was attributable to approximately $84.0 million in sales from new stores opened since the beginning of fiscal 1996. At June 3, 1997, the Company had 400 stores in operation compared to 314 at the end of fiscal 1996.

         Gross profit for the fifty-three week period ended June 3, 1997 was $148.5 million, or 36.7% of net sales compared with $120.6 million, or 39.2% of net sales, for fiscal 1996. The lower gross profit percentage for fiscal 1997 was primarily the result of increased revenues associated with commercial sales of R-12 freon, which tend to have lower gross margins as a result of the commodity nature of the product. Excluding the impact of the commercial R-12 freon sales in fiscal 1997, the fiscal 1997 gross profit percentage was 38.0%. The reduction in the fiscal 1997 traditional DIY gross profit percentage is primarily the result of the continuing effects of the decrease in retail pricing which occurred late in the fourth quarter of fiscal 1996 and higher promotional markdowns which resulted from increased advertising efforts during the second half of the year. Although management is currently undertaking efforts to improve gross margins, some of the facts contributing to the drop in the Company's gross profit percentage can be expected to continue to impact the Company's gross profit percentage in a similar fashion into the foreseeable future.

         Selling, general and administrative expenses for fiscal 1997 increased by $21.2 million over such expenses for fiscal 1996, and decreased as a percentage of net sales to 25.0% from 26.0%. This decrease was primarily the result of the impact of the increased commercial sales of R-12 freon in fiscal 1997, which have relatively low SG&A expenses. The decrease was offset in part by an increase in net advertising expense.

         As further discussed in Note 9 of the Notes to Consolidated Financial Statements, the Company reached an agreement in July 1997 to settle a lawsuit brought by Airgas, Inc. and certain Airgas affiliates against several defendants, including the Company and one of its employees. As a result of the settlement, the Company recorded a charge of $20.5 million in the fourth quarter of fiscal 1997. The charge reflects the payments to be made pursuant to the terms of the actual settlement plus associated legal and professional fees. Because of the involvement of the Refrigeration Station, Inc. bankruptcy estate and the JLM Enterprises bankruptcy estate in the settlement, the entire settlement is contingent upon bankruptcy court approval, which is expected to be addressed by the bankruptcy court at proceedings to be held in September of this year. Although there can be no assurance, the Company anticipates that the courts in each of the bankruptcies will approve the terms of the settlement.

         Other income primarily includes gains and losses on real estate disposals and interest income. The decrease in fiscal 1997 other income is primarily attributable to the lower amount of net real estate gains of approximately $100,000 in fiscal 1997 as compared to $1.5 million of net real estate gains in fiscal 1996.

         Interest expense for fiscal 1997 was $6.1 million compared to $5.1 million in fiscal 1996. The increase in interest expense was primarily the result of an increase in average borrowings associated with new store growth.

         The Company's effective tax rate for fiscal 1997 was 38.5% as compared with 38.6% in fiscal 1996.

         After reflecting the charge associated with the Airgas litigation settlement, net income for fiscal 1997 was $12.7 million or $.77 per share as compared to $22.5 million or $1.44 per share reported for fiscal 1996. Excluding the impact of the litigation settlement and all related expenses, net income would have been $25.6 million or $1.54 per share for fiscal 1997. In addition to the impact of the settlement, net income and net income per share for fiscal 1997 were also impacted in significant respects by the decrease in the gross profit percentage, the increase in interest expense associated with increased borrowings, and the reduction in other income.

FISCAL 1996 COMPARED TO FISCAL 1995

         Net sales for fiscal 1996 increased by $53.8 million, or 21.2%, over net sales for fiscal 1995. This increase was the result of (1) an increase in net sales of $42.0 million attributable to stores opened since the beginning of fiscal 1995, and (2) a comparable store sales increase of 4.9%. At May 28, 1996, the Company had 314 stores in operation compared to 248 at the end of fiscal 1995.

         Gross profit for fiscal 1996 was $120.6 million, or 39.2% of net sales, compared with $95.0 million, or 37.4% of net sales, for fiscal 1995. The increase in gross profit percentage resulted primarily from overall lower merchandise cost, which was partially due to increased vendor incentives. In addition, the Company continued to experience an increase, as a percentage of net sales, in sales of replacement hard parts of a type which generally carried higher gross profit margins. This increase was offset in part by the Company's continued commitment to maintaining its everyday low price policy, and the resultant lower gross profit margins on certain product categories.

         Selling, general and administrative expenses for fiscal 1996 increased by $16.0 million over such expenses for fiscal 1995, and increased as a percentage of net sales to 26.0% from 25.2%. The increase was primarily due to expenses associated with team member benefits, including the continued emphasis in training, and increased depreciation expense associated with new store additions. For both fiscal 1996 and 1995, gross advertising expense was substantially offset by vendor cooperative advertising allowances. Net advertising expense is included as a component of selling, general and administrative expenses.

         Interest expense for fiscal 1996 was $5.1 million compared to $6.3 million in fiscal 1995. The decrease in interest expense was the result of lower average interest rates and the overall reduction in average borrowings as a result of the net proceeds received from the Company's secondary common stock offering in October 1995. The reduction in borrowings as a result of the secondary offering, was partially offset by subsequent borrowings for new store additions.

         The Company's effective tax rate for fiscal 1996 was 38.6% as compared with 38.9% in fiscal 1995, after excluding the nontaxable $4.8 million gain from life insurance proceeds.

         As a result of the above factors, net income increased to $22.5 million in fiscal 1996 from $15.7 million in fiscal 1995 (after excluding the non-taxable life insurance proceeds of $4.8 million).

LIQUIDITY AND CAPITAL RESOURCES
         The Company's primary capital requirements have been the funding of new store openings, store renovation and expansion, the resultant increase in inventory requirements and expansions and upgrades to its distribution facility. Capital expenditures, principally relating to new stores and store renovation, were $70.2 million in fiscal 1997, $52.2 million in fiscal 1996 and $42.3 million in fiscal 1995. From the beginning of fiscal 1995 to the end of fiscal 1997, the Company opened 192 stores and replaced or substantially renovated 31 stores. The Company opened 86, 66 and 40 new stores during fiscal years 1997, 1996 and 1995, respectively. Total merchandise inventories increased by approximately $92.1 million from the beginning of fiscal 1995 to the end of fiscal 1997. The Company has financed this growth through a combination of internally generated funds, borrowings, sales of common stock and trade credit. The Company plans to open 70 to 90 new stores during fiscal 1998, as well as replace or expand certain other stores. In addition, preliminary site work has begun on a significant expansion of the Company's existing distribution center in Lakeland, Florida.

         The distribution center is expected to be doubled in size from its current size of approximately 300,000 square feet to approximately 600,000 square feet, with completion expected in early fiscal 1999. The total cost of the expansion, which includes some additional office space, is estimated to be approximately $15 million to $18 million.

         The Company also anticipates that it will begin the roll-out of a commercial delivery service in mid-fiscal 1998. The Company's commercial delivery service is expected to consist of a program whereby commercial customers (such as auto service centers, commercial mechanics, garages and the like) can establish commercial accounts with the Company and order automotive parts from the Company and such parts will be delivered from, or can be picked up from, nearby Discount Auto Parts stores. The Company expects that its entry into the commercial delivery market will require capital investments of approximately $3 million to $5 million over the next 12 to 24 months. In addition, the commercial delivery program can be expected to require the Company to extend trade credit to certain of the commercial account customers as part of the ordinary course of this business. The extension of such trade credit will increase the capital requirements associated with the rollout of the program and will expose the Company to credit risk from uncollectible accounts. The Company is in the process of establishing systems to manage and control such credit risk. The amount of capital that will be needed to cover extension of trade credit will be dependent in large part upon the success of the commercial delivery service rollout and how quickly the commercial business develops.

         The Company anticipates that total capital expenditures for fiscal 1998 including the costs associated with the distribution center expansion and the working capital costs associated with the rollout of the commercial delivery service, will be in the range of $70 million to $85 million.

         For fiscal 1997, net cash of $8.7 million was provided by the Company's operations versus $22.8 million for fiscal 1996 and $.6 million in fiscal 1995. During fiscal 1997, cash flows from operating activities were positively impacted by earnings from operations (exclusive of the effects of the accrued litigation settlement), depreciation, and an increase in accounts payable. These positive impacts were offset in part by an increase in inventories resulting primarily from new store growth and from a $7.5 million increase in R-12 freon inventory held in the distribution center and an increase in prepaid expenses and other current assets.

         The Company has historically been able to finance most of its new store growth through unsecured lines of credit and medium and longer mortgage financing provided by banks and other institutional lenders, and through cash flow from operations. As further discussed in Note 3 of the Notes to Consolidated Financial Statements, effective July 16, 1997, the Company entered into a new three year $175 million unsecured revolving credit facility with a syndication of banks. The new agreement replaces the three previous facilities which aggregated $150 million. The Company also has the ability to increase the size of the facility to $200 million with the consent of the bank syndication. Effective August 8, 1997, the Company also completed the placement of a separate $50 million senior term note facility with a ten year term and an 8.5 year average maturity. The net proceeds from the senior term notes were used to reduce the borrowings under the revolving credit facility, thus effectively increasing the Company's overall borrowing availability under the revolving credit facility. As of August 8, 1997, the Company had approximately $108.3 million of additional borrowing availability under its $175 revolving credit facility.

        Consistent with its historical practice, the Company expects to finance both its short and long term liquidity needs fro new store growth, as to land and buildings, primarily through its revolving credit facility and mortgage financing (and renewals and replacements thereof), and as to equipment and fixtures, primarily through cash flow from operations. The Company considers a portion of the borrowings under the $50 million term note facility to be the source of financing for the distribution center; however, because the term note borrowings were actually used to pay down borrowings under the revolving credit facility, the Company expects to actually fund for the costs of the distribution center expansion through draws against the revolving credit facility.

         The Company's new store development program also requires significant working capital, principally for inventories. The Company has historically used trade credit to partially finance new store inventories and has been successful in negotiating extended payment terms and incentives from many suppliers through volume purchases. The Company believes that it will be able to continue financing much of its inventory growth through the extension of favorable payment terms and incentives from its vendors, but there can be no assurance that the Company will be successful in doing so. The additional funding for inventory associated with store expansion has been provided in large part from cash flow from operations.

         As of June 3, 1997, 35 or 8.8% of the Company's stores were leased. The Company anticipates similar own/lease percentage relationships for new stores in fiscal 1998.

         As further described in Note 9 of the Notes to Consolidated Financial Statements, the Company reached an agreement to settle the lawsuit brought by Airgas and certain Airgas affiliates. Under the terms of the settlement agreement, the Company will be required to make cash payments aggregating approximately $18.5 million. The settlement agreement is subject to bankruptcy court approval, which is expected to be addressed by the bankruptcy court at proceedings to be held in September of this year. The money to fund the settlement will come from a portion of the Company's available borrowing capacity under its revolving credit facility. The payments to be made are expected to be deductible for income tax purposes in fiscal 1998, thus effectively reducing the Company's borrowings requirements on the $18.5 million of payments by approximately $7.1 million.

         The Company believes that the expected cash flows from operations, available bank borrowings and trade credit, will be sufficient to fund both short term and long term capital and liquidity needs of the Company.

INFLATION AND SEASONALITY

         The Company does not believe its operations have been materially affected by inflation. The Company has been successful, in many cases, in reducing the effects of merchandise cost increases principally by taking advantage of vendor incentive programs, economies of scale resulting from increased volumes of purchases, and selective forward buying.

         Although sales have historically been somewhat higher in the Company's fourth fiscal quarter (March through May), the Company does not consider its business to be seasonal.

FORWARD LOOKING STATEMENTS
         The Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report to Shareholders contain forward looking statements that are based on the current expectations, estimates and projections about the industry in which the Company operates, management's beliefs and the assumptions made by management. These statements include the words "anticipates", "expects", "expected", "plans" and "believe", variations of such words, and similar expressions which are intended to identify such forward looking statements. These forward looking statements are subject to potential risks and uncertainties that could cause actual results to differ materially from historical results or those currently anticipated.

         The future operating results of the Company may be affected by a number of factors, including without limitation the following:

         COMPETITION The Company operates in a highly competitive marketplace (particularly in Florida), in which it competes primarily with national and regional auto parts chains, wholesalers or jobber stores (some of which are associated with national auto parts distributors or associations), automobile dealers and mass merchandisers that carry automotive replacement parts, products and accessories. Some of the Company's current and potential competitors are larger and have greater financial resources than the Company.

         STORE GROWTH An important part of the Company's business plan is an aggressive store growth strategy. There can be no assurance that the Company will be able to identify, lease and/or acquire favorable store sites, hire and train team members, and adapt its management and operational systems to the extent necessary to fulfill its expansion plans. The failure to open new stores in accordance with its growth plans could have an adverse impact on the Company's future performance.

        EARNINGS GROWTH The Company has experienced and may experience in the future fluctuations in its quarterly operating results. Moreover, there can be no assurance that Discount Auto Parts will be able to realize sales and earnings growth in any particular quarter consistent with the past or with investors' expectations. Factors such as the number of new store openings, the extent to which new stores "cannibalize" sales of existing stores, the mix of products made available to customers and the mix of products sold, pricing actions of competitors, the level of advertising and promotional expenses, market demand for auto parts, availability of inventory supply, adequacy and perception of customer service, product quality and defect experience, availability of and ability to take advantage of vendor pricing programs and incentives, sourcing availability, governmental regulation of products, performance of information systems, and effectiveness of deliveries from the distribution center could contribute to this quarterly variability.

        EFFECTIVE UPGRADING OF SYSTEMS The growth in the Company's business has placed significant demand on the management and operational systems of the Company. To manage its growth effectively, the Company will be required to continue to upgrade its operational and financial systems, expand its management team and increase and manage its team members. There can be no assurance that such upgrades and expansions will be effectuated successfully, on a timely basis and/or without disruption.

        DISPUTES AND INVESTIGATIONS In the normal course of business, the Company is subject to regulations, proceedings, lawsuits, claims and other matters, including matters under laws and regulations related to the environment and health and safety, among others. In particular, certain federal investigations are currently ongoing with respect to the matters which were the subject of the Company's recently settled litigation with Airgas and certain Airgas affiliates. These matters and any other matters that may be pending or may arise in the future are subject to the resolution of many uncertainties, and accordingly, outcomes are not predictable with any assurance. Although the Company believes that amounts provided in its financial statements and in reserves are currently adequate in light of the probable and estimable liabilities, there can be no assurance that the amounts required to discharge alleged liabilities from lawsuits, claims and other legal proceedings will not impact future operating results.

        VENDOR RELATIONSHIPS The Company's business is dependent upon close relationships with its vendors and its ability to purchase products from these vendors at favorable prices and on favorable terms, including those offered through financial incentives such as cooperative advertising arrangements and other marketing incentive programs and non-financial benefits such as improved packaging and distribution accommodations. A disruption of these vendor relationships, or a material reduction in the overall advertising and other marketing incentive programs could adversely affect the Company's business.

        LIQUIDITY The Company's business continues to be capital intensive. It continues to be the Company's preference to own rather than lease its store locations. Additionally the expansion of the Company's headquarters and main distribution facility and the continued plans for upgrading its information systems to more efficiently run the business will continue to require capital. Accordingly, the Company will require substantial capital expenditures to fund these items during the next several years in order to achieve its operating and expansion plans. Although the Company believes that its existing credit facilities coupled with anticipated cash flow from operations will be sufficient to fund the Company's anticipated capital expenditures over the next several years, there can be no assurance that such amounts will be sufficient, or if insufficient, that the Company will be able to obtain additional financing on acceptable terms.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                  Fiscal Year Ended
                                                   June 3               May 28             May 30
                                                     1997                 1996               1995
                                                -------------------------------------------------
                                                        (in thousands, except per share amounts)

Net sales                                       $ 405,186            $ 307,476           $253,700
Cost of sales, including distribution costs       256,646              186,917            158,710
                                                ---------            ---------           --------
     Gross profit                                 148,540              120,559             94,990
Selling, general and administrative expenses      101,336               80,090             64,081
                                                ---------            ---------           --------
     Income from operations                        47,204               40,469             30,909
Litigation settlement                             (20,545)                  --                 --
Other income, net                                     187                1,164              1,133
Gain on life insurance proceeds                        --                   --              4,836
Interest expense                                   (6,125)              (5,078)            (6,295)
                                                ---------            ---------           --------
Income before income taxes                         20,721               36,555             30,583
Income taxes                                        7,980               14,092             10,020
                                                ---------            ---------           --------
Net income                                      $  12,741            $  22,463           $ 20,563
                                                =========            =========           ========

Net income per share                            $     .77            $    1.44           $   1.48
                                                =========            =========           ========

Weighted average number of shares                  16,581               15,647             13,907
                                                =========            =========           ========

See Accompanying Notes.

                          CONSOLIDATED BALANCE SHEETS

                                                                        June 3             May 28
                                                                          1997               1996
                                                                     ----------------------------
                                                               (in thousands, except per share amounts)
ASSETS
Current assets:
     Cash and cash equivalents                                       $   6,409           $  8,551
     Inventories                                                       151,644            111,408
     Prepaid expenses and other current assets                          12,332              9,197
     Deferred income taxes                                               6,312                 --
                                                                     ---------           --------
         Total current assets                                          176,697            129,156

Property and equipment                                                 316,315            247,021
     Less allowances for depreciation and amortization                 (50,726)           (38,927)
                                                                     ---------           --------
                                                                       265,589            208,094
Other assets                                                               780              1,013
                                                                     ---------           --------
Total assets                                                         $ 443,066           $338,263
                                                                     =========           ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Trade accounts payable                                          $  63,753           $ 53,055
     Note payable to bank                                                   --              5,000
     Accrued salaries, wages and benefits                                6,035              4,262
     Litigation settlement                                              20,400                 --
     Deferred income taxes                                                  --              1,334
     Other current liabilities                                           3,536              3,304
     Current maturities of long-term debt                                2,400              2,400
                                                                     ---------           --------
         Total current liabilities                                      96,124             69,355

Deferred income taxes                                                    3,764              2,462
Long-term debt                                                         114,117             50,400

Stockholders' equity:
     Preferred stock, $.01 par value, 5,000 shares
         authorized, none issued or outstanding                             --                 --
     Common stock, $.01 par value, 50,000 shares authorized,
         16,594 and 16,575 shares issued and outstanding
         at June 3, 1997 and May 28, 1996, respectively                    166                166
     Additional paid-in capital                                        140,519            140,245
     Retained earnings                                                  88,376             75,635
                                                                     ---------           --------
     Total stockholders' equity                                        229,061            216,046
                                                                     ---------           --------
Total liabilities and stockholders' equity                           $ 443,066           $338,263
                                                                     =========           ========


See Accompanying Notes.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                          Common Stock      Additional
                            Preferred   -----------------     Paid-In    Retained
                              Stock     Shares     Amount     Capital    Earnings    Total
                            ----------------------------------------------------------------
                                                (in thousands)
Balance at May 31, 1994      $    --    13,905    $   139    $ 64,465    $32,609    $ 97,213
Stock issued under stock
     purchase plan                           7         --         119         --         119
Net income                                                                20,563      20,563
                             -------    ------    -------    --------    -------    --------
Balance at May 30, 1995           --    13,912        139      64,584     53,172     117,895
Stock issued under stock
     purchase and stock
     option plans                           13         --         273         --         273
Stock issued in secondary
     stock offering                      2,650         27      75,388                 75,415
Net income                                                                22,463      22,463
                             -------    ------    -------    --------    -------    --------
Balance at May 28, 1996           --    16,575        166     140,245     75,635     216,046
Stock issued under stock
     purchase and stock
     options plans                          19         --         274         --         274
Net income                                                                12,741      12,741
                             -------    ------    -------    --------    -------    --------
Balance at June 3, 1997      $    --    16,594    $   166    $140,519    $88,376    $229,061
                             =======    ======    =======    ========    =======    ========


See Accompanying Notes.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 Fiscal Year Ended
                                                             June 3              May 28       May 30
                                                               1997                1996         1995
                                                           --------            --------      -------
                                                                              (in thousands)
OPERATING ACTIVITIES
Net income                                                 $ 12,741            $ 22,463      $20,563
Adjustments to reconcile net income to net cash
     provided by operating activities:
         Depreciation and amortization                       12,490               9,936        7,188
         Gain on disposals of property and equipment            (92)             (1,452)        (498)
         Deferred income tax (benefit) expense               (6,344)              1,696        1,378
         Changes in operating assets and liabilities:
              (Increase) in inventories                     (40,236)            (20,221)     (31,606)
              (Increase) in prepaid expenses and
                   other current assets                      (3,135)             (2,099)      (3,111)
              Decrease (increase) in other assets               130                 (85)         204
              Increase in trade accounts payable             10,698              11,749        5,141
              Increase in accrued salaries,
                  wages and benefits                          1,773                 543        1,252
              Increase in other current liabilities             232                 232           92

              Accrued litigation settlement                  20,400                  --           --
                                                           --------            --------      -------
Net cash provided by operating activities                     8,657              22,762          603

INVESTING ACTIVITIES
Proceeds from sales of property and equipment                   397               1,896        1,461
Purchases of property and equipment                         (70,187)            (52,185)     (42,296)
                                                           --------            --------      -------
Net cash used in investing activities                       (69,790)            (50,289)     (40,835)

FINANCING ACTIVITIES
Proceeds from short-term borrowings and long-term debt       89,023              34,000       55,622
Payments of short-term borrowings and long-term debt        (30,306)            (78,940)     (26,510)
Net proceeds from secondary offering of common stock             --              75,415           --
Proceeds from other issuances of common stock                   274                 273          119
                                                           --------            --------      -------
Net cash provided by financing activities                    58,991              30,748       29,231

Net (decrease) increase in cash and cash equivalents         (2,142)              3,221      (11,001)
Cash and cash equivalents at beginning of year                8,551               5,330       16,331
                                                           --------            --------      -------
Cash and cash equivalents at end of year                   $  6,409            $  8,551      $ 5,330
                                                           ========            ========      =======

See Accompanying Notes.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 June 3, 1997
                   (Tables in thousands, except per share)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS
         Discount Auto Parts, Inc. is a specialty retailer of automotive replacement parts, maintenance items and accessories for the "Do-It-Yourself" consumer. As of June 3, 1997, May 28, 1996, and May 30, 1995, the Company operated a chain of 400, 314, and 248 stores, respectively. As of June 3, 1997 327 of the stores were located in Florida, 49 were located in Georgia, 16 in Alabama , four in South Carolina and four in Mississippi.

FISCAL YEAR END
         The Company's fiscal year consists of 52 or 53 weeks ending on the Tuesday closest to May 31. The year ended June 3, 1997 consisted of 53 weeks. The years ended May 28, 1996 and May 30,1995 consisted of 52 weeks.

PRINCIPLES OF CONSOLIDATION
         The consolidated financial statements include the accounts of Discount Auto Parts, Inc. and its subsidiaries (the "Company"). All significant inter-company account balances and transactions have been eliminated in consolidation.

         At the end of March 1997, the Company entered into a joint business agreement with Q Lube, Inc., a subsidiary of Quaker State Corporation, to jointly develop locations that provide fast lube and automotive maintenance services. The service centers will primarily be located on selected properties owned or leased by the Company that are adjacent to the Company's retail stores. Under the terms of the joint venture agreement, Discount Auto Parts, Inc. owns and controls, through a wholly-owned subsidiary, fifty-one percent of the general partnership that operates the service centers. As of June 3, 1997, there were two service centers in operation. The results of operations for the service centers have been consolidated with those of the Company.

INVENTORIES
         Inventories are reported at the lower of cost or market using the first-in, first-out (FIFO) method.

PROPERTY AND EQUIPMENT
         Property and equipment is stated at cost. Depreciation is provided using accelerated and straight-line methods over periods that approximate the assets' estimated useful lives. Maintenance and repairs are charged against operations as incurred.

PRE-OPENING COSTS
         Costs associated with the opening of new stores, which primarily consists of payroll and occupancy costs, are charged against operations as incurred.

CASH EQUIVALENTS
         The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

PREPAID EXPENSES AND OTHER CURRENT ASSETS
         Prepaid expenses and other current assets principally include amounts due from vendors related to cooperative advertising and various incentive programs.

ADVERTISING COSTS
         The Company expenses its share of all advertising costs as incurred. The portion of advertising expenditures which are to be recovered through vendor cooperative advertising and other similar programs are recorded as receivables. Advertising expense, net of vendor rebates, was approximately $2.1 million for fiscal 1997 and was insignificant in fiscal years 1996 and 1995.

INCOME TAXES
         The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities.

FAIR VALUES OF FINANCIAL INSTRUMENTS

         The Company's financial instruments consist of cash and cash equivalents, accounts payable and long-term debt. The carrying value of cash and cash equivalents and accounts payable approximate their fair market values. The carrying amount of long-term debt approximates fair market value based on current interest rates.

STOCK BASED COMPENSATION

         The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the quoted market value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB opinion No. 25, "Accounting for Stock Issued to Employees," and accordingly, recognizes no compensation expense for the stock option grants.

EARNINGS PER SHARE

         Net income per share is based on the weighted average number of shares outstanding, excluding the dilutive effect of stock options as their dilutive effect is less than three percent.

USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS

         Certain amounts in the 1996 financial statements have been reclassified to conform with the 1997 presentation.

2. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:


                                     June 3, 1997    May 28, 1996     Life (Years)
                                     ---------------------------------------------
Land                                    $104,103     $ 82,098
Buildings                                132,540      106,862         5 - 31.5
Furniture, fixtures and equipment         61,581       48,472         5 - 7
Building and leasehold improvements        3,021        2,927         5 - 31.5
Automotive equipment                       3,725        2,796         3 - 7
Construction in progress                  11,345        3,866
                                        --------     --------
                                        $316,315     $247,021
                                        ========     ========

Depreciation expense amounted to approximately $12,387,000, $9,815,000 and $7,057,000 for fiscal years 1997, 1996 and 1995, respectively.

3. NOTE PAYABLE AND LONG-TERM DEBT

        Prior to December 1996, the Company had a $5 million note payable to a bank. The agreement expired in December 1996 and the note was repaid by the Company.

Long-term debt consists of the following:

                                          June 3, 1997    May 28, 1996
                                          ------------    ------------

Unsecured revolving loan                   $  12,500      $  5,000
Real estate acquisition and
    construction lines of credit              92,017        32,200
Senior secured notes                          12,000        15,600
                                           ---------      --------
                                             116,517        52,800

Less current maturities                       (2,400)       (2,400)
                                           ---------      --------
                                           $ 114,117      $ 50,400
                                           =========      ========

        As of June 3, 1997, the Company had an unsecured revolving loan agreement with a bank. The agreement provided for maximum borrowings of $20 million, including up to $1 million for letters of credit. Interest was payable monthly and was a function of the prime rate or the London Interbank Offered Rate (LIBOR).

         The Company's real estate acquisition and construction lines of credit provided for maximum aggregate borrowings of $130 million for the acquisition and construction of properties. Interest was payable monthly and was a function of the prime rate or LIBOR. The facilities were provided by two separate banks.

         Effective July 16, 1997, the Company replaced its aforementioned credit facilities with a new three year $175 million unsecured revolving credit agreement (the "Revolver"). The rate of interest payable under the Revolver is a function of LIBOR or the prime rate of the lead agent bank, at the option of the Company. The Company may increase the amount of the facility to $200 million with the consent of the syndicate of banks. During the term of the Revolver, the Company is obligated to pay a fee of .125% per annum for the unused portion of the Revolver.

         Effective August 8, 1997, the Company completed the placement of a separate $50 million senior term notes facility (the "Notes"). The Notes provide for interest at a fixed rate of 7.46%, payable semi-annually, with semi-annual principal payments of $7.1 million, beginning on July 15, 2004. The net proceeds from the Notes were used to reduce the Company's indebtedness under the Revolver.

         At June 3, 1997 and May 28, 1996, the Company's weighted average interest rate on borrowings under its revolving loan agreement and real estate acquisition and construction lines of credit were 6.2% and 5.8%, respectively.

         After giving effect to the Revolver and the net proceeds from the Notes, as of June 3, 1997, the Company had approximately $120.5 million of available borrowings.

         The Company has issued two senior secured notes, each with an original principal of $12 million, to an insurance company. The notes are collateralized by a first mortgage on certain retail store properties, equipment and fixtures. The agreements provide for interest at fixed rates of 10.11% and 9.8%, payable quarterly, with annual principal payments of $1.2 million each due on December 15 and May 31.

         The carrying value of all assets mortgaged or otherwise subject to lien totaled approximately $15.4 million at June 3, 1997.

         The Company's debt agreements contain various restrictions, including the maintenance of certain financial ratios and restrictions on dividends, with which the Company is in compliance. Based on the terms of the Revolver and the Notes, as of June 3, 1997, approximately $22.7 million of retained earnings was available for dividend distribution.

         Annual maturities, as of June 3, 1997, of all long-term debt for the next five years are as follows:

        Fiscal Year           Amount
        -----------           ------
         1998                 $2,400

         1999                  2,400

         2000                  2,400

         2001                  2,400

         2002                  2,400

         The amounts exclude amounts due in fiscal year 2000 under the Revolver described above because management believes based on historical performance that the agreement will be renewed or replaced prior to its expiration.

         Total interest paid during fiscal years 1997, 1996 and 1995 was approximately $6,287,000, $5,518,000, and $6,468,000, respectively, net of capitalized interest. Capitalized interest for fiscal years 1997, 1996 and 1995 totaled approximately $281,000, $118,000 and $190,000, respectively.

4. STOCKHOLDERS' EQUITY

         In October 1995, the Company consummated a secondary public offering of approximately 2,650,000 shares of its common stock. From the offering, the Company realized net proceeds of approximately $75.4 million. Proceeds from the offering were used to repay certain indebtedness of approximately $71.1 million. The balance of the net proceeds were used for general corporate purposes.

         The Board of Directors is authorized, without further stockholder action, to divide any or all shares of the authorized preferred stock into series and to fix and determine the designation, preferences and relative, participating, option or other special rights, and qualifications, limitations, or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of June 3, 1997, the Board had not authorized any series of preferred stock and there are no plans, agreements or understandings for the authorization or issuance of any shares of preferred stock.

5. LIFE INSURANCE PROCEEDS

         During the first quarter of fiscal 1995, the Company recorded a $4.8 million gain related to life insurance proceeds resulting from the death of the Company's former President and C.E.O. in June 1994. The insurance proceeds were generally not subject to income taxes.

6. LEASES

         Certain of the Company's retail stores are leased under noncancelable operating leases. The majority of these leases include options to purchase and provisions for rental increases based on the consumer price index.

         Future minimum annual rental commitments under noncancelable operating leases with initial or remaining terms of one year or more are as follows:

Fiscal Year                  Amount
-----------------------------------
1998                       $  1,355
1999                            957
2000                            641
2001                            528
2002 and thereafter              24
                           --------
                           $  3,505
                           ========

         Rental expense for fiscal years 1997, 1996 and 1995 totaled approximately $1,815,000, $1,625,000 and $1,588,000, respectively. Rental expense in each of the fiscal years includes approximately $127,200 of rent paid to a partnership which included the Company's two majority stockholders.

         The Company also leases certain portions of its owned facilities to outside parties. Rental income for fiscal years 1997, 1996 and 1995 totaled approximately $328,000, $366,000 and $342,000, respectively.

7. BENEFIT PLANS

         The Company has a 401 (k) profit-sharing plan (the "Plan") covering substantially all of its team members (employees). Team members' rights to Company-contributed benefits vest over three to seven years of service, as specified in the Plan. The Company makes quarterly discretionary contributions to the Plan. Costs under this plan for fiscal years 1997, 1996 and 1995 were approximately $547,000, $449,000 and $381,000, respectively.

         The Company also has a stock option plan (the "1992 Option Plan") which provides for the granting to key team members options to purchase shares of its common stock. As of June 3, 1997 a total of 790,000 shares of common stock are reserved for future issuance under the 1992 Option Plan. The per share exercise price of each stock option is generally not less than the fair market value of the stock on the date of grant or, in the case of a team member owning more than 10% of the outstanding stock of the Company, the price for incentive stock options is not less than 110% of such fair market value.

         Effective April 17, 1995, the Board of Directors adopted the 1995 Stock Option Plan (the "1995 Option Plan"). The 1995 Option Plan is similar to the 1992 Option Plan described above. A total of 300,000 shares of common stock are reserved for future issuance under this plan.

Option plan activity for fiscal years 1997, 1996 and 1995 is summarized as follows:

                                                                  Weighted Average
                                                       Number of     Per Share
                                                        Shares      Option Price
                                                       ---------------------------
Outstanding, May 31, 1994                                467         $21.69
     Granted                                             350          16.84
     Canceled                                            (30)         19.22
                                                       -----
Outstanding, May 30, 1995                                787          19.55
     Granted                                             198          28.11
     Exercised                                            (6)         18.00
     Canceled                                            (24)         21.08
                                                       -----
Outstanding, May 28, 1996                                955          21.33
     Granted                                             117          22.44
     Exercised                                            (4)         18.00
     Canceled                                            (51)         21.20
                                                       -----
Outstanding, June 3, 1997                              1,017          21.48
                                                       =====
Exercisable at June 3, 1997                              138          20.84
                                                       =====

         All options outstanding generally vest beginning after three years and then over a four year period and have a ten year duration.

         In May 1993, the Board of Directors adopted the Discount Auto Parts, Inc. Non-Employee Directors' Stock Option Plan. A total of 40,000 shares are reserved for future issuance under this plan. As of June 3, 1997, 9,000 options had been granted under this plan at an average price of $23.91. As of June 3, 1997, 3,000 of such options were exercisable.

         The Board of Directors also adopted a stock purchase plan (the "Purchase Plan"), which reserves an aggregate of 550,000 shares of common stock. Under the Purchase Plan, all team members have the right to purchase shares of common stock of the Company at a price equal to 85% of the value of the stock immediately prior to the beginning of each exercise period. All team members are eligible to participate except for those who have been employed by the Company for less than one year, team members who customarily work twenty hours or less per week, team members who customarily work five months or less in any calendar year, and team members owning at least 5% of the Company's stock. During fiscal years 1997, 1996 and 1995, 15,082, 7,165 and 7,120 shares, respectively, were purchased under the terms of the Purchase Plan.

         Effective May 30, 1995, the Company adopted a Supplemental Executive Profit Sharing Plan (the "SEPS Plan"). The SEPS Plan is an unfunded deferred compensation plan covering certain key executives. The amount of benefit each participant is entitled to is established annually by the Board of Directors or, in certain cases, by a committee of the Board of Directors. Each participant's account accrues interest on unpaid awards at a rate determined annually as defined in the plan agreement. As of June 3, 1997 and May 28, 1996, the Company has accrued approximately $520,000 and $285,000, respectively, for benefits due under the SEPS Plan.

         Pro forma information regarding the effect on the Company's results of operations had stock options been accounted for under the fair value method of Statement of Financial Accounting Standards No. 123 has not been disclosed as such pro forma effect is immaterial. As a result, the information regarding the weighted average fair value of stock options has also not been disclosed.

8. INCOME TAXES

         The provision for income taxes is comprised of the following:

                          Fiscal Year Ended
               ----------------------------------------
               June 3, 1997  May 28, 1996  May 30, 1995
               ----------------------------------------
Current:
Federal          $ 12,185      $10,782        $ 7,353
     State          2,139        1,614          1,289
                 --------      -------        -------
                   14,324       12,396          8,642

Deferred:

     Federal       (5,438)       1,456          1,189
     State           (906)         240            189
                 --------      -------        -------
                   (6,344)       1,696          1,378
                 --------      -------        -------
                 $  7,980      $14,092        $10,020
                 ========      =======        =======

         A reconciliation of the provision for income taxes to the amount computed by applying the federal statutory tax rate of 35% to income before income taxes is as follows:

                                                             Fiscal Year Ended
                                               ------------------------------------------------
                                               June 3, 1997    May 28, 1996      May 30, 1995
                                               ------------    ------------   -----------------
Income tax expense at federal statutory rate     $  7,252         $12,794         $10,704
State income taxes, net of federal benefit            801           1,205             961
Gain on life insurance proceeds                        --              --          (1,693)
Other items, net                                      (73)             93              48
                                                 --------      ----------         -------
                                                 $  7,980         $14,092         $10,020
                                                 ========      ==========         =======


Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                    June 3, 1997    May 28, 1996
                                                    ------------    ------------
Deferred tax assets:
     Litigation settlement                            $ 7,224          $   --
     Various accrued expenses                             702             614
     Other, net                                           117              98
                                                      -------          ------
     Total deferred tax assets                          8,043             712
Deferred tax liabilities:
     Depreciation                                       3,910           2,433
     Accrued liabilities                                  746             618
     Inventory related items                              553           1,268
     Other, net                                           286             189
                                                      -------          ------
     Total deferred tax liabilities                     5,495           4,508
                                                      -------          ------
Net deferred tax (asset) liability                    $(2,548)         $3,796
                                                      =======          ======

         For fiscal years 1997, 1996 and 1995, the Company paid income taxes of approximately $15,110,000, $12,962,000 and $8,951,000, respectively.

9. LITIGATION SETTLEMENT

         In February 1997, a complaint was filed by Airgas, Inc. and certain Airgas affiliates against several defendants, including the Company and one of its employees. The complaint alleged, among other things, that the Company took part in a conspiracy with other companies and individuals unrelated to Discount Auto Parts to defraud Airgas in connection with commercial sales of refrigerant R-12 (freon) and sought compensatory damages in excess of $20 million, treble damages and other relief totaling in excess of $80 million. The trial was scheduled to begin on August 4, 1997.

         Effective July 26, 1997, the Company entered into a Compromise and Settlement Agreement (the "Settlement Agreement") with Airgas and its affiliates, the other defendants, and certain other parties. Under the terms of the Settlement Agreement, the Company will purchase from Airgas Specialty Gases, on an "as is, where is" basis, approximately 6,500 cylinders believed to contain an alternative to R-12 refrigerant for an aggregate price of $4.0 million, which represents a price that is believed by the Company to be approximately $3.6 million in excess of the current market value of such product. In addition, the Company will pay an additional $13.0 million to Airgas Specialty Gases.

         As a separate but related part of the Settlement Agreement, the Company will pay $500,000 to the bankruptcy estate of Refrigeration Station, Inc. (RSI) to settle any claims, including claims of preference, that the RSI bankruptcy estate might have asserted against the Company and will purchase from the bankruptcy estate approximately 7,200 cylinders of merchantable Freeze 12 refrigerant (an R-12 alternative), for an additional $1.0 million (believed to have a bulk sale value of approximately $600,000). If Airgas does not recover at least $1.5 million from the Refrigeration Station bankruptcy by January 2, 1998, the Company will also pay to Airgas any shortfall but will be entitled to be reimbursed for such payments if Airgas subsequently recovers such amounts from the bankruptcy estate. Because of the involvement of the bankruptcy estate, the entire settlement is contingent upon bankruptcy court approval, which is expected to be addressed by the bankruptcy court at proceedings to be held in September 1997. Although there can be no assurance, the Company anticipates that the courts in each of the bankruptcies will approve the terms of the settlement.

         Discount Auto Parts, Airgas, the RSI bankruptcy estate, the other defendants and certain other parties will exchange mutual releases of all claims and issues between them. In the Settlement Agreement, there is no finding or admission of wrongdoing on the part of Discount Auto Parts. Based on the terms of the Settlement Agreement, the Company recorded a charge to earnings in the fourth quarter of fiscal 1997 of $20,545,000. The charge includes related legal expenses.

         The Company is presently involved in litigation with its insurance carrier pursuant to which the Company is seeking recovery under its insurance policy of certain amounts incurred in connection with the Airgas litigation and the settlement thereof. The ultimate outcome of such litigation or an estimate of the amount of potential insurance recoveries, if any, cannot be determined at this time. No benefit for any recovery which may result has been reflected in the accompanying financial statements.

10. COMMITMENTS AND CONTINGENCIES

         Except as disclosed in Note 9, the Company is not a party to any other legal proceedings other than various claims and lawsuits arising in the normal course of business. Management of the Company does not believe that any such claims or lawsuits will have a material adverse effect on the Company's financial condition or results of operation.

         As of June 3, 1997, the Company's cost to complete construction contracts in progress was approximately $9.5 million.

11. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

         The following is a summary of the unaudited quarterly results of operations for the years ended June 3, 1997 and May 28, 1996:

                                                                                                           Net Income
                                                     Net              Gross           Net Income           (Loss)Per
                                                    Sales             Profit            (Loss)                Share
                                                    -----             ------          ----------           ----------
Fiscal year ended June 3, 1997:
     First quarter                             $    90,101         $   33,948         $    6,413           $   .39
     Second quarter                                105,788             36,726              6,898               .42
     Third quarter(1)                              101,876             37,853              5,612               .34
     Fourth quarter                                107,421             40,013             (6,182)(2)          (.37)(2)

  Fiscal year ended May 28, 1996:
     First quarter                             $    71,354         $   27,727         $    4,696           $  .34
     Second quarter                                 73,765             29,107              5,560              .36
     Third quarter                                  75,426             29,981              5,646              .34
     Fourth quarter                                 86,931             33,744              6,561              .40

(1) The third quarter of fiscal 1997 includes 14 weeks of operations as compared to 13 weeks of operations for all other quarters presented.

(2) Includes a $12.6 million, or a $.76 per share after tax impact of the Airgas litigation settlement. See Note 9. Excluding the impact of the litigation settlement and all related expenses, the Company would have reported net income of $6.5 million or $.39 per share.

                        MANAGEMENT'S REPORT ON FINANCIAL
                        STATEMENTS AND INTERNAL CONTROLS

To Our Shareholders:

         The management of Discount Auto Parts, Inc. has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements, which include amounts that are based on management's best estimates and judgments, based upon current available information and management's view of current conditions and circumstances, have been prepared in conformity with generally accepted accounting principles and are free of material misstatement. Management also prepared the additional information contained in the annual report and is responsible for its accuracy and consistency with the consolidated financial statements.

         Management of Discount Auto Parts, Inc. has developed and maintains a system of internal control over the preparation of its published annual and interim financial statements which are designed to provide reasonable assurance that the Company's assets are safeguarded and protected from improper use. This system is constantly monitored, revised and improved to meet changing business conditions, company growth, and recommendations made by the independent auditors. Management has assessed the Company's system of internal control over the preparation of its published annual and interim financial statements. Based on its assessment, it is management's opinion that its system of internal control as of June 3, 1997 is effective in providing reasonable assurance that its published annual and interim financial statements are free of material misstatement.

         The Audit Committee of the Board of Directors is composed of the outside directors and is responsible for approving the selection of the independent certified public accounting firm. The Audit Committee meets periodically with the independent auditors, as well as with management, to review accounting, auditing, internal controls and financial reporting matters. The independent auditors have private and confidential access to the Audit Committee.

/s/ Peter J. Fontaine                                  /s/ C. Michael Moore
---------------------                                  -----------------------
Peter J. Fontaine                                      C. Michael Moore
Chairman and Chief                                     Chief Financial Officer
Executive Officer

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Discount Auto Parts, Inc.

         We have audited the accompanying consolidated balance sheets of Discount Auto Parts, Inc. as of June 3, 1997 and May 28, 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 3, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Discount Auto Parts, Inc. at June 3, 1997 and May 28, 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 3, 1997, in conformity with generally accepted accounting principles.


                                                /s/ Ernst & Young LLP

Tampa, Florida
August 8, 1997

                             CORPORATE INFORMATION

CORPORATE HEADQUARTERS
Discount Auto Parts, Inc.
4900 Frontage Road, South
Lakeland, Florida 33815
Telephone: (941) 687-9226

TRANSFER AGENT AND REGISTRAR
Chase Mellon Shareholder Services
85 Challenger Road
Overpeck Centre
Ridgefield Park, New Jersey 07660

INDEPENDENT AUDITORS
Ernst & Young LLP
Tampa, Florida

STOCK EXCHANGE LISTING
New York Stock Exchange
Trading Symbol - DAP

ANNUAL MEETING
The Annual Meeting of the Stockholders will be held at 10:30 am Tuesday, the 7th day of October, 1997 at:
                         The Lakeland Center
                         700 West Lemon Street
                         Lakeland, Florida 33801

NUMBER OF STOCKHOLDERS
As of August 15, 1997, there were approximately 670 stockholders of record.

FORM 10-K
A copy of the Company's Annual Report on Form 10-K for the fiscal year ended June 3, 1997, as filed with the Securities and Exchange Commission, will be sent to any stockholder upon request in writing to:
               Investor Relations
               Discount Auto Parts, Inc.
               4900 Frontage Road, South
               Lakeland, FL  33815

MARKET INFORMATION
The Company has not paid or declared cash distributions or dividends since the consummation of its initial public offering in August 1992, and does not intend to pay cash dividends on its Common Stock in the foreseeable future.

COMMON STOCK PRICE RANGE

                  Fiscal 1997            Fiscal 1996
              -----------------      -----------------
                High        Low        High        Low
              -----------------      -----------------
  Qtr 1       26 1/4     22 3/8      32         24 1/2
  Qtr 2       25 7/8     21 1/4      33 7/8     26 1/4
  Qtr 3       26 3/8     12 7/8      31 1/8     21 1/4
  Qtr 4       19 1/4     14 1/4      30 7/8     24 3/4


EXECUTIVE OFFICERS AND DIRECTORS

PETER J. FONTAINE
Chairman, Chief Executive Officer and Director

WILLIAM C. PERKINS
President, Chief Operating Officer and Director

WARREN SHATZER
Executive Vice President-Merchandising and Director

C. MICHAEL MOORE
Chief Financial Officer and Secretary

E.E. WARDLOW
Director
Retired President and Chief Operating Officer, Kmart Corporation

A GORDON TUNSTALL
Director
President, Tunstall Consulting

DAVID P. WALLING
Director
Retired Vice President and General Controller, Kmart Corporation

Stores as of June 3, 1997

State                   Stores
Florida                   327
Georgia                    49
Alabama                    16
Mississippi                 4
South Carolina              4

- Distribution Center/
  Corporate Headquarters


                                     [MAP]

        [Visual map of southeastern U.S. from Texas to North Carolina]