Form 10-K, Exhibit 13
period 1998-06-02
DISCOUNT AUTO PARTS INC
filed 1998-08-28
CIK 889409

                                                                   EXHIBIT 13


                           DISCOUNT AUTO PARTS, INC.
                               1998 ANNUAL REPORT

                                 DRIVEN TO WIN

                           (YEARLY GROWTH BAR GRAPHS)

TABLE OF CONTENTS

              DISCOUNT AUTO PARTS, INC. IS ONE OF THE SOUTHEAST'S LEADING
            SPECIALTY RETAILERS OF AUTOMOTIVE REPLACEMENT PARTS, MAINTENANCE ITEMS AND ACCESSORIES FOR THE DO-IT-YOURSELF ("DIY") CONSUMER. AS OF AUGUST 12, 1998, DISCOUNT AUTO PARTS OPERATED 467 STORES LOCATED THROUGHOUT FLORIDA, GEORGIA, ALABAMA, MISSISSIPPI, SOUTH CAROLINA AND LOUISIANA.

                               LETTER TO SHAREHOLDERS AND TEAM                                  2

                               BUILDING THE BUSINESS                                            4

                               SELECTED FINANCIAL DATA                                         13

                               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                 AND RESULTS OF OPERATIONS                                     14

                               CONSOLIDATED STATEMENTS OF INCOME                               20

                               CONSOLIDATED BALANCE SHEETS                                     21

                               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY                 22

                               CONSOLIDATED STATEMENTS OF CASH FLOWS                           23

                               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                      24

                               REPORT OF MANAGEMENT                                            34

                               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS              35

                               CORPORATE INFORMATION                                           36

TO OUR SHAREHOLDERS AND TEAM:


     We're pleased to report another strong fiscal year, with do-it-yourself ("DIY") sales up 23 percent, a 32 percent increase in profits from our core business, and ending our fourth quarter with some of the highest gross margins in our history - 40 percent. These strong results continue to give us confidence that our team is highly motivated and passionate about serving our customers for a lifetime and developing ideas to better develop our team and serve our customers. In short, we have the team that is "Driven to Win."

     At fiscal year-end our store count totaled 452, and our Team began to serve customers in the exciting aftermarket parts markets of Atlanta, Georgia (17 stores) and Mississippi (20 stores), as well as continued expansion in our existing markets. During July 1998, we also opened our first stores in the State of Louisiana.

     Our goal is to be the dominant auto parts supplier in every market we serve. We're the clear leader in Florida, and we continue to cement that top position by executing what we call our "scorch the earth" strategy. Florida is one of the fastest growing states, with a total available parts aftermarket of approximately $4 billion and a ideal climate for year round auto repair work. It ranks third in the number of registered vehicles, has a median income of $25,255 and is the fourth most populated state in the nation. And most important, there's still room for us to expand our DIY market dominance in Florida by continuing to open more stores in the state while continuing to position Discount Auto Parts to be the aftermarket parts supplier to the vast amount of commercial installer customers we will be serving. With nearly a quarter of our stores outside the state of Florida, we believe we have built the same foundation to "scorch the earth" in every market we serve. We're focused, we're confident, and we're in motion.

     We doubled the size of our distribution center this year. This will allow us to expand our total SKU count availability, as well as better serve our DIY and commercial installer customers. With a higher percentage of products in stock, customers rarely have to wait for special orders. In fact, our distribution center filled, on average, approximately 97 percent of all orders requested by our stores. Our expanded 600,000 square foot distribution center will also allow Discount Auto Parts to serve more stores with greater efficiency. This will provide our Express Warehouses with daily delivery of thousands of new part numbers. Our Express Warehouse, a mini-distribution center, was introduced this year and we currently have four opened with four more under development for fiscal 1999. These sites are designed to provide tremendous parts availability to our DIY and commercial customers.

     Like many industries, ours is consolidating, with significant mergers and acquisitions by and among many of the top companies. According to the magazine Automotive Marketing (July 1998), the top 10 national chains now account for 70 percent of all stores on the Top 100. It can be expected that the top tier companies, like Discount Auto Parts, will use their strengths - experienced teams, capital resources and strategic advantages - to continue to capture even greater market share. We believe the industry will continue to consolidate and that there continue to be opportunities to expand. One only needs to consider that the top 10 automotive parts retailers only account for approximately 14% of the estimated $70 billion parts market.

     As you'll note further on in this Annual Report, our management team has deep experience in the automotive parts market. With an average of over 12 years in the business, many starting at the store level, they know the industry and are well-equipped to lead our charge into new markets and new ventures. Providing our Team opportunity to grow into anything they dream they can be is a strategic advantage that has helped us meet every challenge we've faced so far. We are certain that our Team will carry us ably into the future.

[DISCOUNT AUTO PARTS LOGO]

     This year, Warren Shatzer, our executive vice president of merchandising retired. The team he's coached and prepared over the years is confidently taking over where he left off. Warren continues to serve our Company as a director but we must thank him for his many years of exceptional service as an officer of Discount Auto Parts. We wish him well in his retirement.

     Our entry this year into the commercial market has allowed us to leverage our retail capabilities and pursue part of what is believed to be a $45 billion nationwide market. Careful to protect our core business of retail auto parts, we've set up a separate business unit to handle the special needs of commercial installers. You'll read more about this later in this Annual Report.

                          [PICTURE OF CEO & PRESIDENT]

     We also believe involvement in our communities is important for our team. Many of our team members are involved in community service, such as youth sport teams, civic clubs and other activities that help improve their communities. We support these efforts wholeheartedly. In fact, our team members throughout the Company raised more than $100,000 for the Children's Miracle Network this year, on top of participating in the Hope Worldwide toy drive, the Juvenile Diabetes Foundation, and many other worthy charities.

     As usual, it has been an exciting year. But as exciting as this past year has been we believe it is simply a stepping stone and outstanding bridge for the robust times ahead for our Team, our Customers and our Company. History always identifies moments of great change and we believe fiscal 1998 will be identified as one of those moments as it relates to Discount Auto Parts. Our commitment to our Team, our Customers and the numerous new Ideas to operating more efficiently gives us confidence to march forward toward our goals and continue to be the low cost provider for our Customers.

     We thank our over 4,300 team members, our Customers and our shareholders for their support this past year, and look forward to an exciting and challenging future for Discount Auto Parts.


/s/ Peter J. Fontaine                                  /s/ William C.  Perkins
Peter J. Fontaine                                      William C. Perkins
Chairman & CEO                                         President & COO

                                                      [DISCOUNT AUTO PARTS LOGO]

BUILDING THE BUSINESS

     "There is only one way to build a business. First you build the team, and then the team builds the business. There is no other way."
                            Herman and Denis Fontaine
                         Discount Auto Parts Co-Founders

     At Discount Auto Parts, we believe that a company's business strategy is only as good as the people who execute it. Our 27-year success story can be credited to the hard work and devotion of our Team, and they are playing a pivotal role as we move forward with new products into new markets, new ventures and new opportunities. Our Team is "Driven to Win."

     Our business strategy is driven by what we call the three "P"s: People, Parts and Profit. People-our Team-are the linchpin of our success. Our expanded product offering, the second "P", is an important way we can provide our customers with what they want when they want it. And profit is really what it all adds up to. It's the yardstick of our success.

     We learned long ago that if we give our Team the tools and skills they need to succeed, they will. Combine a committed, focused Team with a customer-focused business strategy, and the result is a win for everyone. Just look at our solid financial performance for the past five years: sales have grown at 21 percent annually; operating income has grown at a rate of 19 percent annually; and our five-year adjusted annual growth in net income has been at a 19 percent rate.

A CUSTOMER-DRIVEN BUSINESS STRATEGY

     It all begins with knowing the customer. The "do-it-yourself" customer has very specific needs. When he or she is looking for an auto part, it's usually because the car is either broken down, or needs work then and now. A convenient, neighborhood store with convenient store hours is appreciated, and appreciated even more is the ability to find the right part in stock. In the store, the customer wants to be assisted by a knowledgeable and courteous store representative. And price is paramount: our customers are looking for affordability and that means we need to deliver low cost.

[TEAM MEMBER BEHIND COUNTER HELPING CUSTOMER]

     Discount Auto Parts' success is built on our ability to provide customers with exactly what they want: convenience, availability, customer service and low cost. That's the formula for our success.

[DISCOUNT AUTO PARTS LOGO]

IT BEGINS WITH THE TEAM

     A key component of our business strategy is our investment in the training and development of our Team. We've learned that if the Team understands our core values, our business strategies and what our customers need, they're better prepared to execute our plan. Every team member receives not only technical training, but continual training on the Company's operations, goals and objectives. The Company's commitment to customer service and low cost is ingrained in every team member and becomes the guidepost for his or her daily work.

     The entire Team is tenacious about cost savings-because they understand the connection between company costs and our ability to provide our customers with low prices. This company-wide focus on cost control allows us to remain a low-cost provider in our business-yet still be profitable. We work hard to make sure that Discount Auto Parts has some of the highest operating margins in the business.

     Our profitability allows us to open more stores, providing customers with the convenience they seek and building our revenue and bottom line income in the process. It also allows us to invest in systems and inventory to ensure parts are available when customers need them. And, the Team's focus on customer service builds repeat business, adding even further to our bottom line.

     We're proud to have one of the highest team member retention rates in our industry. That means our staffing and turnover costs tend to be lower than others in our industry, which plays a key role in the company's cost-efficiency.

ACHIEVING MARKET DOMINANCE

     Our goal is market dominance and our customer-driven business strategy is a reliable formula for getting us there. We've proved it in Florida, where we're number one in almost every market we serve, and we're on our way to proving it in other states. Starting from our strong base in Florida, we've been geographically and strategically expanding our presence through the south. We're now in six states and growing.

     Over the years, we've refined and tested our market strategy so that today, we have a proven formula for how to enter a market and succeed. Our strategy is built around the tried and tested concept of store saturation.

                                    [GRAPH]

                                                      [DISCOUNT AUTO PARTS LOGO]

STORE SATURATION

     We're often asked why we place Discount Auto Parts stores so close together. Doesn't the opening of a new Company store reduce sales from the adjacent store?

     Experience has taught us that immediately after we open a new store in close proximity to an existing Discount Auto Parts store, we usually see an overall increase in sales for the entire area. Besides increased total sales, this store saturation strategy allows us to leverage advertising, distribution and other costs, helping keep our retail prices low. In addition, we believe this strategy helps us to attack new markets successfully.

[STORE EXTERIOR]

     If the strategy sounds familiar, it's the same one that's been used successfully by the retail fast food industry, which shares a focus on customer convenience. Clustering stores works. We may not have invented it, but we've certainly refined it.

     We took this strategy to a new level in 1991, when we opened our first "Discount Auto Parts Depot" store. A depot store is larger than our standard store, offers a wider assortment of parts and is usually located in a highly populated urban area. It serves as a sort of hub, surrounded by our standard mini-depot stores, and not only serves customers, but supports the surrounding stores with additional parts. We have 23 Discount Auto Parts Depots now, each carrying an average of 20,000 SKUs.

COMMERCIAL INSTALLERS: NEW SALES OPPORTUNITIES

     For some time, we've been looking at the feasibility of applying our formula for success to a new, even bigger and faster-growing market: commercial installers. This market, which is estimated to be over $45 billion in size, offers us the opportunity for additional sales growth, at a lower capital cost, since we can leverage our current real estate, systems, and to a great extent, our inventory.

     Our research told us that this commercial customer wanted access to a large inventory of high quality parts, a fast delivery system, knowledgeable service and competitive prices. We knew we had the ability to service each one of those needs.

     After more than a year of study and test, we began to roll out our commercial business plan in the third quarter of fiscal 1998, with plans to expand the roll-out chain-wide over the next 18 to 24 months. When complete we expect that commercial delivery will be provided from approximately two-thirds of our store base. Our aim has been to prudently enter this market, adding incremental sales while taking care to not dilute our retail business, and so far we've been able to do just that.

                                   PRO 2 CALL
                         Auto Parts for Professionals


6

[DISCOUNT AUTO PARTS LOGO]

     Using our existing infrastructure, we established "Pro2Call", our commercial business unit, and staffed it with a team of highly qualified, dedicated professionals trained to respond to the issues important to commercial installers. The commercial team operates separately from our retail-focused team, so that our retail business can continue its own focus without disruption.

     The commercial business actually leverages our existing retail capabilities. It was fairly simple to expand our Express Warehouse concept to serve the commercial market. This mini-distribution center concept was originally intended to provide our retail customer with quick access to an expanded product line. Usually attached to the depot store in a major metropolitan market, the Express Warehouse stocks tens of thousands of additional parts and can serve up to 80 stores in a geographic area.

     We have been able to leverage the Express Warehouse to efficiently service our commercial customers as well, allowing us to utilize fixed assets-our land and buildings-more efficiently. We operate four Express Warehouses today and expect to open another four in the coming fiscal year. Our stores stock thousands of SKU's and are positioned to serve the retail and commercial customers' needs. The infrequent times we are unable to serve our customers needs from our retail store location, the parts can usually be quickly accessed from our Express Warehouse inventory.

MORE PRODUCTS MEANS BETTER CUSTOMER SERVICE

     It's important that customers find the parts they need quickly and easily, and to that end, we've expanded our product line extensively through the Depot and Express Warehouse concepts. After nearly three decades of experience, we have learned to examine emerging trends in the automotive industry (such as the increasing proliferation of trucks and sports-utility vehicles) and data on the popularity of parts to come up with the right mix to serve customer needs.

                                [STORE INTERIOR]
                                                                               7

                                                      [DISCOUNT AUTO PARTS LOGO]

     Further, we've worked hard to increase margins on parts without sacrificing our base as a low-cost provider through such mechanisms as premium product categories.

     The right mix of products is an ever changing challenge, but we believe we're getting closer every day. Our DIY comparable store sales increase of 7.7% for fiscal 1998 would appear to be proof positive.

MEET THE SENIOR MANAGEMENT TEAM

     When all is said and done, it's the Team that makes it all happen. We'd like you to meet some of the men and women who lead our Discount Auto Parts Team. Our senior management team is experienced, committed, and motivated-and most important-they're able to motivate and inspire the more than 4,300 Team Members they lead.

[MEMBERS OF SENIOR MANAGEMENT TEAM: VP - MARKETING, VP - REAL ESTATE, DIRECTOR - ADMINISTRATION AND INVESTOR RELATIONS, VP - MIS,
VP - HUMAN RESOURCES, DIRECTOR - COMMERCIAL SALES AND CFO]

BILL PERKINS: From Store Clerk to Company President

     When a new team member asks about opportunities to succeed, he or she need look for inspiration no further than Discount Auto Parts President Bill Perkins.

     In 1983, Bill worked behind the counter at Store #2 on Memorial Boulevard in Lakeland, Florida. He received his first promotion to team leader in a few months. Then, in 1985 he was named manager of another Florida store, in 1986 was promoted to a Training Manager, in 1987 received a promotion to Key Manager and by 1988 he transferred to corporate headquarters and was placed in charge of inventory valuation. Just four years later he was named chief financial officer. In 1994 he took charge of operations and, in 1997, he took the reins as company president.

     During that same period, Discount Auto Parts grew from less than 50 stores and $50 million in revenue to 452 stores and $447.5 million in revenue at the end of fiscal year 1998. Bill Perkins' success story epitomizes the Company's belief that if you build the team, the team builds the business. And he's not alone. The depth of experience in the entire senior management team inspires young team members to believe that old-fashioned hard work and commitment pay off and that they, too, can build long, successful careers at Discount Auto Parts.

Operations

     STEVE BAIR, vice president-operations, is a 20-year company veteran who is directly responsible for day-to-day operation of our stores, and, in fact, Steve started his career in the stores too. He eventually became a store manager, then served as division manager and regional manager. His deep experience in our retail operations has served him well in his senior management role.

[DISCOUNT AUTO PARTS LOGO]

     "I've held just about every position in retail, which gives me a unique understanding of customer needs, as well as what the team needs to support our customers. I believe it's important to stay abreast of current management practices, so I've taken numerous management seminars, Dale Carnegie programs, the Covey Leadership Conference, as well as others."

Commercial Sales

     JIM MULLIGAN, director-commercial sales, also began his career with Discount Auto Parts in our stores. During his 12 years at the company, he worked his way up to division manager and then moved to our corporate headquarters as merchandising manager. Jim was chosen to head up our entry into the important commercial market based on his ability to meet head-on every challenge he's been given.

     "One thing I learned early in my career at Discount Auto Parts: a team member is given as much responsibility as he or she is capable of and willing to take on. There's no end to the opportunities available. This year, I've enjoyed building a new team of capable professionals for our entry into the commercial market."

Human Resources

     CLEMENT BOTTINO, vice president-human resources, will celebrate his 20th anniversary with the company next year. His responsibilities include all staffing and benefits programs, as well as team training and development. Like so many other senior managers, Clement began his career at the store level and worked his way up through store and division management positions. This unique blend of skills and experience makes him a more effective human resources professional.

     "I was a teacher for a year after college, and coached basketball and football, and I've called on those skills many times in working with our team. Executives from other companies have told me they admire our team's performance, and I tell them the key is training, development and coaching."

[MEMBERS OF SENIOR MANAGEMENT TEAM: DIRECTOR - MERCHANDISING, DISTRIBUTION CENTER MANAGER, DISTRIBUTION CENTER - GENERAL MANAGER, VP - PURCHASING,
VP - OPERATIONS & DIRECTOR - PURCHASING]

Distribution

     ROSS MULLIS, general manager-distribution, came to Discount Auto Parts in 1990, working in the shipping department and as a part-time driver. He was promoted to shipping supervisor and gained experience managing all aspects of the distribution center. Today, Ross is responsible for the distribution center's current expansion program and its long-term vision.


     "Planning future distribution needs can be a formidable task, but fortunately, we have a good handle on where the company is going long-term, and a good grasp of what's needed by our stores to serve our customers even better."

                                                      [DISCOUNT AUTO PARTS LOGO]

     RUSSELL MORRISON, distribution center manager, is a 12-year Discount Auto Parts veteran, having begun in the distribution center and having run every one of its departments. Today, he manages our Lakeland distribution center team and its operations.

     "I work with more than 400 team members and am responsible for our entire distribution budget. It's a big job-and it gets bigger every year as we continue to expand through the Southeast. Expansion can only mean more opportunities for our company and the team. It's an exciting time to be at Discount Auto Parts."

Purchasing

     DAVE VIELE, vice president-purchasing, is a 22-year Discount Auto Parts veteran with extensive experience in all facets of supply chain management. Dave began his career loading trucks in the distribution center, and moved up in the organization over the years, learning all aspects of both distribution and the buying systems. His natural talent for negotiation has led Dave to his present position, where he's responsible for inventory performance, profitability and key vendor negotiations and relationships.

     "I've seen many similarities between my tenure in the U.S. Navy and my career at Discount Auto Parts. Team work and effective leadership are key in both organizations. A team needs to work together to accomplish extraordinary things, and it's not uncommon for our team to exceed expectations. That's what it's all about at Discount Auto Parts."

[26 DIVISION MANAGERS]

     ROB WILLIS, director-purchasing, has served the company for more than 13 years. He, too, started in our stores, and worked his way up to division manager. Rob was one of our first Depot store managers, where he developed expertise in product selection and the testing of new products. He's drawing on that experience today, in his responsibility for the day to day operations of the purchasing department, as well as the management and development of our buyers.

     "The diversity of my job keeps me interested and challenged every day. I work with talented buyers and get to assist them in selecting new products for our customers. It's a stimulating environment in which every day brings a new opportunity and a new test of our skills."

[DISCOUNT AUTO PARTS LOGO]

Merchandising

     TOM MERK, director-merchandising, joined the company in 1989 as a store manager, and has held several senior management positions and played a major role in our success in the highly competitive Jacksonville, Florida market. Tom was experienced in our industry when he joined us: for 15 years he had owned and operated multiple auto parts stores in New York.

[EIGHT DISTRIBUTION CENTER MANAGERS]

     "As I look back over the past 25 years I can see many changes in the automotive aftermarket. But one thing hasn't changed, and that's the requirement to understand the customer's needs- and then be responsive to them. Discount Auto Parts shares that philosophy, and that's why I came to work here."

Marketing

     STEVE JOINER, vice president-marketing, started work at Discount Auto Parts in 1983 as an advertising professional, after beginning his career in a Florida advertising agency. At the time, the company had 32 stores, and Steve was called on to create its advertising and marketing strategy from scratch. As the company grew and evolved, so did Steve's job, and he is now responsible for an extensive marketing and advertising program to support and grow sales.

     "When I received my degree in marketing and journalism I never thought it would lead to what is now a 15-year career in retail marketing. Advertising is a key marketing tactic in any retail business, and we're no different. We use it to prove to our customers daily that we're the low-cost provider of auto parts in their community."

Real Estate

     CLIFF WILEY, vice president-real estate, began his career in commercial real estate and joined the Company 14 years ago in the real estate department. Cliff worked directly for and learned from Co-founder Denis Fontaine, who seemed to know how to select exactly the right store location. Over the years Cliff has continued to hone his research and analytical skills.

     "Sometimes I'm asked how my accounting degree has helped me select property for new stores. Actually, the analytical skills I learned in college have helped me develop a means of weighing the many factors that go into site selection. We look at traffic patterns, population, competition, neighborhood demographics-all sorts of data that must be factored in to come up with the perfect site for a new store."

Systems

     HANK HARRAH, vice president-information systems, came to the company in 1992, after a more than 20-year career in data processing and information systems. He leads the company's ongoing efforts to achieve economies through more effective use of technology and computer systems and has played a key role in setting up the company's management information systems.

                                                      [DISCOUNT AUTO PARTS LOGO]

     "The technology changes that have taken place since my college days have been enormous. Today, technology means more than a mainframe at corporate headquarters processing historical data. Technology has an impact on all aspects of our business. It's especially exciting to use technology to better serve our customers and team and keep us on the cutting edge of our industry".

Finance

     MIKE MOORE, chief financial officer and a CPA, came to Discount Auto Parts in 1996 after a 15-year career in public accounting with Ernst & Young LLP. In fact, Discount Auto Parts was his client for many years, giving him a unique, below-the-surface perspective on the Company. He brings to his position superb financial management skills.

     "While my career at Ernst & Young focused on the retail sector, I also worked in numerous other industry sectors with clients ranging from millions of dollars in revenues to billions of dollars. Everyday I draw from those experiences to assist Discount Auto Parts in its growth and market expansion."

Administration / Investor Relations

     KRISTI MULLIS, director-administration and investor relations, joined the Company's finance department in 1990 after over a decade in the banking industry. She left banking management to come to Discount Auto Parts and, never shying from a challenge, has been able to use that experience to help lend shape and order to several Company programs which included the creation of the investor relations department when the Company went public in 1992.

     "Talking with our shareholders and working with Wall Street gives me a broad perspective on our Company and our industry and also generates new ideas about how we can continue to improve communications with our shareholders and those who follow our stock. My separate role in risk management affords me the challenge of identifying, analyzing and correcting potential areas of risk to the company."

Other Key Management

     While we have separately listed certain key members of management herein, those individuals are also backed and supported by the Company's 26 Division Managers ( "DM's"). On average, our DM's have over 12 years of experience with Discount Auto Parts and are on average 35 years old. These are the members of management that ensure our over 4,300 team members and our 467-plus stores perform consistently every day.

     In addition to the DM's, the Company has a distribution center management team that has on average over 12 years experience with Discount Auto Parts. The distribution management team oversees our newly expanded 600,000 square foot distribution center and its approximately 450 team members. Their experience has helped keep our distribution costs among the lowest in our industry.

[DISCOUNT AUTO PARTS LOGO]

                            SELECTED FINANCIAL DATA

                                                                         FISCAL YEAR ENDED
                                                        ----------------------------------------------------
                                                         JUNE 2     JUNE 3     MAY 28     MAY 30     MAY 31
                                                          1998     1997(1)      1996       1995       1994
                                                        --------   --------   --------   --------   --------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA AND SELECTED
                                                                          OPERATING DATA)
INCOME STATEMENT DATA
Net sales                                               $447,491   $405,186   $307,476   $253,700   $207,569
Cost of sales, including distribution costs              271,404    256,646    186,917    158,710    131,469
                                                        --------   --------   --------   --------   --------
Gross profit                                             176,087    148,540    120,559     94,990     76,100
Selling, general and administrative expenses             124,125    101,336     80,090     64,081     49,985
                                                        --------   --------   --------   --------   --------
Income from operations                                    51,962     47,204     40,469     30,909     26,115
Litigation settlement                                         --    (20,545)        --         --         --
Other income                                               2,434        187      1,164      1,133        799
Gain on life insurance proceeds                               --         --         --      4,836         --
Interest expense                                         (10,203)    (6,125)    (5,078)    (6,295)    (3,635)
                                                        --------   --------   --------   --------   --------
Income before income taxes                                44,193     20,721     36,555     30,583     23,279
Income taxes                                              17,013      7,980     14,092     10,020      8,962
                                                        --------   --------   --------   --------   --------
Net income                                              $ 27,180   $ 12,741   $ 22,463   $ 20,563   $ 14,317
                                                        ========   ========   ========   ========   ========
Basic net income per common share                       $   1.64   $    .77   $   1.44   $   1.48   $   1.03
                                                        ========   ========   ========   ========   ========
Diluted net income per common share                     $   1.63   $    .77   $   1.41   $   1.47   $   1.02
                                                        ========   ========   ========   ========   ========
Weighted average common shares outstanding                16,604     16,581     15,647     13,907     13,954

SELECTED OPERATING DATA
NUMBER OF STORES AT YEAR END                                 452        400        314        248        208
TOTAL STORE SQUARE FOOTAGE AT YEAR END (IN
  THOUSANDS)(2)                                            2,007      1,836      1,610      1,405      1,197
AVERAGE NET SALES PER STORE (IN THOUSANDS)(3)(4)        $  1,050   $  1,023   $  1,094   $  1,113   $  1,084
AVERAGE NET SALES PER SQUARE FOOT(3)(4)                 $    233   $    212   $    204   $    195   $    195
PERCENTAGE INCREASE (DECREASE) IN COMPARABLE STORE NET
  SALES(4)(5)                                                7.7%       (.6)%      4.9%       5.8%       4.0%
TEAM MEMBERS                                               4,350      3,677      3,148      2,826      2,172

BALANCE SHEET DATA
INVENTORIES                                             $172,027   $151,644   $111,408   $ 91,187   $ 59,581
WORKING CAPITAL                                          105,662     80,573     59,801     46,420     34,055
PROPERTY AND EQUIPMENT, NET                              314,519    265,589    208,094    166,169    131,893
TOTAL ASSETS                                             511,735    443,066    338,263    270,832    213,174
LONG-TERM DEBT, EXCLUDING CURRENT MATURITIES             160,695    114,117     50,400     94,550     70,118
STOCKHOLDERS' EQUITY                                     256,885    229,061    216,046    117,895     97,214

---------------

(1) FISCAL YEAR 1997 CONSISTED OF 53 WEEKS; ALL OTHER YEARS REPORTED CONSISTED OF 52 WEEKS.
(2) STORE SQUARE FOOTAGE INCLUDES ONLY SELLING AND MERCHANDISING SPACE.
(3) AVERAGE NET SALES PER STORE AND AVERAGE NET SALES PER SQUARE FOOT ARE BASED ON THE AVERAGE OF BEGINNING AND ENDING NUMBER OF STORES AND STORE SQUARE FOOTAGE FOR THE RESPECTIVE PERIOD. FOR FISCAL 1997, AVERAGE NET SALES PER STORE AND AVERAGE NET SALES PER SQUARE FOOT HAVE BEEN ADJUSTED TO EXCLUDE THE EFFECT OF THE FIFTY-THIRD WEEK.
(4) THE AMOUNTS SHOWN FOR FISCAL 1997 EXCLUDE COMMERCIAL SALES OF AIR CONDITIONING PRODUCTS, SUCH AS FREON. IF THESE COMMERCIAL SALES OF FREON WERE TO HAVE BEEN INCLUDED, THE AVERAGE NET SALES PER STORE, AVERAGE NET SALES PER SQUARE FOOT AND THE INCREASE IN COMPARABLE STORE SALES FOR FISCAL 1997 WOULD HAVE BEEN $1,115,000, $231 AND 9.7%, RESPECTIVELY.
(5) COMPARABLE STORE NET SALES DATA ARE CALCULATED BASED ON THE CHANGE IN NET SALES OF ALL STORES OPEN AT THE BEGINNING OF THE PRECEDING FISCAL YEAR. THE DECREASE FOR FISCAL 1997 HAS BEEN ADJUSTED TO EXCLUDE THE EFFECT OF THE FIFTY-THIRD WEEK.

                                                      [DISCOUNT AUTO PARTS LOGO]

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  THE FOLLOWING TABLE SETS FORTH, FOR THE PERIODS INDICATED, THE INCOME STATEMENT DATA AND THE PERCENTAGE OF THE COMPANY'S NET SALES REPRESENTED BY EACH LINE ITEM PRESENTED:

                                                              FISCAL YEAR ENDED
                                           --------------------------------------------------------
                                            JUNE 2              JUNE 3              MAY 28
                                             1998       %        1997       %        1996       %
                                           --------   -----    --------   -----    --------   -----
                                                            (DOLLARS IN THOUSANDS)
Net sales                                  $447,491   100.0%   $405,186   100.0%   $307,476   100.0%
Cost of sales, including distribution
  costs                                     271,404    60.7     256,646    63.3     186,917    60.8
                                           --------   -----    --------   -----    --------   -----
  Gross profit                              176,087    39.3     148,540    36.7     120,559    39.2
Selling, general and administrative
     expenses                               124,125    27.7     101,336    25.0      80,090    26.0
                                           --------   -----    --------   -----    --------   -----
  Income from operations                     51,962    11.6      47,204    11.7      40,469    13.2
Litigation settlement                            --      --     (20,545)   (5.1)         --      --
Other income, net                             2,434      .6         187      --       1,164      .4
Interest expense                            (10,203)   (2.3)     (6,125)   (1.5)     (5,078)   (1.7)
                                           --------   -----    --------   -----    --------   -----
Income before income taxes                   44,193     9.9      20,721     5.1      36,555    11.9
Income taxes                                 17,013     3.8       7,980     2.0      14,092     4.6
                                           --------   -----    --------   -----    --------   -----
Net income                                 $ 27,180     6.1%   $ 12,741     3.1%   $ 22,463     7.3%
                                           ========   =====    ========   =====    ========   =====

FISCAL 1998 COMPARED TO FISCAL 1997

  NET SALES FOR THE FIFTY-TWO WEEK PERIOD ENDED JUNE 2, 1998 INCREASED $42.3 MILLION, OR 10.4%, OVER NET SALES FOR THE FIFTY-THREE WEEK PERIOD ENDED JUNE 3, 1997. COMMERCIAL SALES OF R-12 FREON REPRESENTED APPROXIMATELY $32.7 MILLION OR 8.1% OF THE TOTAL SALES FOR FISCAL 1997. SUCH COMMERCIAL SALES WERE NEGLIGIBLE FOR FISCAL 1998. EXCLUDING THE IMPACT OF SUCH COMMERCIAL SALES AND THE EXTRA WEEK IN FISCAL 1997, TRADITIONAL DIY RETAIL SALES FOR FISCAL 1998 INCREASED 22.5% OVER THE COMPARABLE FISCAL 1997 PERIOD. TRADITIONAL DIY COMPARABLE STORE SALES INCREASED 7.7% FOR FISCAL 1998 AS COMPARED TO FISCAL 1997, AFTER EXCLUDING THE EFFECT OF THE EXTRA WEEK. WHEN INCLUDING COMMERCIAL SALES OF FREON IN COMPARABLE STORE SALES FOR FISCAL 1997, COMPARABLE STORE SALES WOULD HAVE REFLECTED A DECREASE OF 1.9% FOR FISCAL 1998. THE REMAINING INCREASE IN NET SALES FROM THE COMPANY'S CORE OPERATIONS WAS ATTRIBUTABLE TO APPROXIMATELY $83.1 MILLION IN SALES FROM NEW STORES OPENED SINCE THE BEGINNING OF FISCAL 1997. AS OF JUNE 2, 1998, THE COMPANY HAD 452 STORES IN OPERATION COMPARED TO 400 AT THE END OF FISCAL 1997.

  GROSS PROFIT FOR THE FIFTY-TWO WEEK PERIOD ENDED JUNE 2, 1998 WAS $176.1 MILLION, OR 39.3% OF NET SALES, COMPARED WITH $148.5 MILLION, OR 36.7% FOR FISCAL 1997. THE IMPROVEMENT IN GROSS MARGINS FOR FISCAL 1998 WAS DUE IN PART TO THE HIGHER LEVEL OF COMMERCIAL SALES OF R-12 FREON IN THE FISCAL 1997 COMPARABLE PERIOD, WHICH GENERALLY HAD LOWER GROSS MARGINS DUE TO THE PRODUCT'S COMMODITY NATURE. EXCLUDING THE IMPACT OF COMMERCIAL FREON SALES IN FISCAL 1997, THE GROSS MARGIN WOULD HAVE BEEN 38.0% FOR FISCAL 1997. THE REMAINING

 [DISCOUNT AUTO PARTS LOGO]

IMPROVEMENT IN GROSS MARGIN FOR FISCAL 1998 WAS PRIMARILY ATTRIBUTABLE TO LOWER PRODUCT COSTS AND MODIFICATIONS TO THE COMPANY'S MERCHANDISING STRATEGY.

  SELLING, GENERAL AND ADMINISTRATIVE ("SG&A") EXPENSES FOR FISCAL 1998 INCREASED BY $22.8 MILLION OVER SUCH EXPENSES FOR FISCAL 1997, AND INCREASED AS A PERCENTAGE OF NET SALES FROM 25.0% IN FISCAL 1997 TO 27.7% IN FISCAL 1998. THE INCREASE WAS PRIMARILY THE RESULT OF HIGHER LEVELS OF COMMERCIAL SALES OF R-12 FREON IN FISCAL 1997. SUCH COMMERCIAL SALES GENERALLY HAD VERY LIMITED ASSOCIATED SG&A EXPENSES. EXCLUDING THE COMMERCIAL SALES OF R-12 FREON, SG&A EXPENSES AS A PERCENTAGE OF SALES FOR FISCAL 1997 WOULD HAVE BEEN 27.2%. AFTER THE EXCLUSION OF SUCH SALES, THE INCREASE IN SG&A EXPENSE AS A PERCENTAGE OF SALES FOR FISCAL 1998 WAS PRIMARILY ATTRIBUTABLE TO EXPENSES INCURRED IN THE DEVELOPMENT AND ROLLOUT OF THE COMPANY'S COMMERCIAL DELIVERY PROGRAM.

  INCOME FROM OPERATIONS FOR FISCAL 1998 INCREASED 10.1% TO $52.0 MILLION AS COMPARED TO $47.2 MILLION FOR FISCAL 1997. INCOME FROM OPERATIONS FOR FISCAL 1997 INCLUDE EARNINGS ASSOCIATED WITH COMMERCIAL SALES OF FREON WHILE SIMILAR SALES GENERALLY WERE NOT MADE IN FISCAL 1998. THE FISCAL 1997 INCOME FROM OPERATIONS ALSO REFLECTS AN EXTRA WEEK OF RESULTS. WHEN EXCLUDING THE IMPACT OF SUCH COMMERCIAL SALES AND THE EFFECTS OF THE EXTRA WEEK OF OPERATIONS IN THE FISCAL 1997 PERIOD, TRADITIONAL DIY OPERATING INCOME (WHICH REFLECTS OPERATING INCOME EXCLUSIVE OF COMMERCIAL FREON SALES AND ASSOCIATED COST OF SALES) INCREASED 31.6% FOR FISCAL 1998 OVER THE FISCAL 1997 RESULTS.

  AS FURTHER DISCUSSED IN NOTE 9 OF THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, THE COMPANY REACHED AN AGREEMENT IN JULY 1997 TO SETTLE A LAWSUIT BROUGHT BY AIRGAS, INC. AND CERTAIN AIRGAS AFFILIATES AGAINST SEVERAL DEFENDANTS, INCLUDING THE COMPANY AND ONE OF ITS EMPLOYEES. AS A RESULT OF THE SETTLEMENT, THE COMPANY RECORDED A PRE-TAX CHARGE OF $20.5 MILLION IN THE FOURTH QUARTER OF FISCAL 1997. THE CHARGE REFLECTS THE PAYMENTS MADE PURSUANT TO THE TERMS OF THE ACTUAL SETTLEMENT PLUS ASSOCIATED LEGAL AND PROFESSIONAL FEES.

  OTHER INCOME FOR FISCAL 1998 PRIMARILY INCLUDES A $4.0 MILLION FEE RECEIVED FROM THE TERMINATION OF THE PROPOSED ACQUISITION OF HI-LO AUTOMOTIVE, INC., LESS RELATED EXPENSES.

  INTEREST EXPENSE FOR FISCAL 1998 WAS $10.2 MILLION AS COMPARED TO $6.1 MILLION FOR FISCAL 1997. THE INCREASE FOR FISCAL 1998 WAS PRIMARILY THE RESULT OF INCREASED BORROWINGS ASSOCIATED WITH NEW STORE GROWTH, THE EXPANSION OF THE COMPANY'S EXISTING DISTRIBUTION CENTER, AND THE SEPTEMBER 1997 FUNDING OF THE AMOUNTS DUE PURSUANT TO THE TERMS OF THE SETTLEMENT AGREEMENT WITH AIRGAS.

  THE COMPANY'S EFFECTIVE TAX RATE FOR BOTH FISCAL 1998 AND FISCAL 1997 WAS
38.5%.

  PRIMARILY AS A RESULT OF THE FOREGOING, NET INCOME FOR FISCAL 1998 WAS $27.2 MILLION OR $1.63 PER DILUTED SHARE AS COMPARED TO $12.7 MILLION OR $.77 PER DILUTED SHARE REPORTED FOR FISCAL 1997.

FISCAL 1997 COMPARED TO FISCAL 1996

  NET SALES FOR THE FIFTY-THREE WEEK PERIOD ENDED JUNE 3, 1997 INCREASED $97.7 MILLION, OR 31.8%, OVER NET SALES FOR THE FIFTY-TWO WEEK PERIOD ENDED MAY 28, 1996. COMMERCIAL SALES OF R-12 FREON REPRESENTED APPROXIMATELY $32.7 MILLION OR 8.1% OF THE TOTAL SALES FOR FISCAL 1997. NET SALES FOR THE FIFTY-THREE WEEKS ENDED JUNE 3, 1997 FROM THE COMPANY'S CORE RETAIL STORE OPERATIONS INCREASED $67.7 MILLION OR 22.2% OVER THE FIFTY-TWO WEEK PERIOD ENDED MAY 28, 1996. COMPARABLE STORE SALES FROM THE COMPANY'S CORE RETAIL STORE OPERATIONS

                                                      [DISCOUNT AUTO PARTS LOGO]

DECREASED BY .6% FOR FISCAL 1997 ON A COMPARABLE WEEK BASIS, WHEN EXCLUDING COMMERCIAL SALES OF R-12 FREON. WHEN INCLUDING SUCH SALES, COMPARABLE STORE SALES INCREASED 9.7% FOR FISCAL 1997 ON A COMPARABLE WEEK BASIS AS COMPARED TO FISCAL 1996. THE REMAINING INCREASE IN NET SALES FROM THE COMPANY'S CORE OPERATIONS WAS ATTRIBUTABLE TO APPROXIMATELY $84.0 MILLION IN SALES FROM NEW STORES OPENED SINCE THE BEGINNING OF FISCAL 1996. AS OF JUNE 3, 1997, THE COMPANY HAD 400 STORES IN OPERATION COMPARED TO 314 AT THE END OF FISCAL 1996.

  GROSS PROFIT FOR THE FIFTY-THREE WEEK PERIOD ENDED JUNE 3, 1997 WAS $148.5 MILLION, OR 36.7% OF NET SALES COMPARED WITH $120.6 MILLION, OR 39.2% OF NET SALES FOR FISCAL 1996. THE LOWER GROSS PROFIT PERCENTAGE FOR FISCAL 1997 WAS PRIMARILY THE RESULT OF INCREASED REVENUES ASSOCIATED WITH COMMERCIAL SALES OF R-12 FREON IN FISCAL 1997, WHICH GENERALLY TEND TO HAVE LOWER GROSS MARGINS DUE TO THE PRODUCT'S COMMODITY NATURE. EXCLUDING THE IMPACT OF COMMERCIAL FREON SALES IN FISCAL 1997, THE GROSS MARGIN WOULD HAVE BEEN 38.0% FOR FISCAL 1997. THE REDUCTION IN FISCAL 1997 TRADITIONAL DIY GROSS MARGIN WAS PRIMARILY THE RESULT OF THE CONTINUING EFFECTS OF THE DECREASE IN RETAIL PRICING WHICH OCCURRED LATE IN THE FOURTH QUARTER OF FISCAL 1996 AND HIGHER PROMOTIONAL MARKDOWNS WHICH RESULTED FROM INCREASED ADVERTISING EFFORTS IN THE SECOND HALF OF FISCAL 1997.

  SG&A EXPENSES FOR FISCAL 1997 INCREASED BY $21.2 MILLION OVER SUCH EXPENSES FOR FISCAL 1996, AND DECREASED AS A PERCENTAGE OF NET SALES TO 25.0% FROM 26.0%. THIS DECREASE WAS PRIMARILY THE RESULT OF THE IMPACT OF THE HIGHER LEVELS OF COMMERCIAL SALES OF R-12 FREON IN FISCAL 1997, WHICH HAD RELATIVELY LOW SG&A EXPENSES. THE DECREASE WAS OFFSET IN PART BY AN INCREASE IN NET ADVERTISING EXPENSE.

  AS FURTHER DISCUSSED IN NOTE 9 OF THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, THE COMPANY REACHED AN AGREEMENT IN JULY 1997 TO SETTLE A LAWSUIT BROUGHT BY AIRGAS, INC. AND CERTAIN AIRGAS AFFILIATES AGAINST SEVERAL DEFENDANTS, INCLUDING THE COMPANY AND ONE OF ITS EMPLOYEES. AS A RESULT OF THE SETTLEMENT, THE COMPANY RECORDED A PRE-TAX CHARGE OF $20.5 MILLION IN THE FOURTH QUARTER OF FISCAL 1997. THE CHARGE REFLECTS THE PAYMENTS MADE PURSUANT TO THE TERMS OF THE ACTUAL SETTLEMENT PLUS ASSOCIATED LEGAL AND PROFESSIONAL FEES.

  OTHER INCOME PRIMARILY INCLUDES GAINS AND LOSSES ON REAL ESTATE DISPOSALS AND INTEREST INCOME. THE DECREASE IN FISCAL 1997 IN OTHER INCOME IS PRIMARILY ATTRIBUTABLE TO THE LOWER AMOUNT OF NET REAL ESTATE GAINS OF APPROXIMATELY $100,000 IN FISCAL 1997 AS COMPARED TO $1.5 MILLION OF NET REAL ESTATE GAINS IN FISCAL 1996.

  INTEREST EXPENSE FOR FISCAL 1997 WAS $6.1 MILLION AS COMPARED TO $5.1 MILLION FOR FISCAL 1996. THE INCREASE FOR FISCAL 1997 WAS PRIMARILY THE RESULT OF INCREASED AVERAGE BORROWINGS ASSOCIATED WITH NEW STORE GROWTH.

  THE COMPANY'S EFFECTIVE TAX RATE FOR FISCAL 1997 WAS 38.5% AS COMPARED WITH 38.6% IN FISCAL 1996.

  AFTER REFLECTING THE CHARGE ASSOCIATED WITH THE AIRGAS LITIGATION SETTLEMENT, NET INCOME FOR FISCAL 1997 WAS $12.7 MILLION OR $.77 PER DILUTED SHARE AS COMPARED TO $22.5 MILLION OR $1.44 PER DILUTED SHARE REPORTED FOR FISCAL 1996. EXCLUDING THE IMPACT OF THE LITIGATION SETTLEMENT AND ALL RELATED EXPENSES, NET INCOME WOULD HAVE BEEN $25.6 MILLION OR $1.54 PER DILUTED SHARE FOR FISCAL 1997.

LIQUIDITY AND CAPITAL RESOURCES

  NET CASH PROVIDED BY OPERATING ACTIVITIES WAS $14.5 MILLION IN FISCAL 1998, $8.7 MILLION IN FISCAL 1997 AND $22.8 MILLION IN FISCAL 1996. THE OVERALL DECREASE IN NET CASH PROVIDED BY OPERATING ACTIVITIES IN FISCAL 1998 AS COMPARED TO NET CASH PROVIDED BY OPERATING ACTIVITIES IN FISCAL 1996 WAS PRIMARILY THE RESULT OF THE FUNDING OF THE AIRGAS SETTLEMENT IN FISCAL 1998. THE INCREASE IN FISCAL 1998 AS COMPARED TO FISCAL 1997 WAS PRINCIPALLY THE

 [DISCOUNT AUTO PARTS LOGO]

RESULT OF AN INCREASE IN NET INCOME, SUBSTANTIAL DEFERRED INCOME TAX EXPENSE IN FISCAL 1998 AS COMPARED TO A DEFERRED INCOME TAX BENEFIT IN FISCAL 1997, INVENTORY GROWTH IN FISCAL 1998 AT A LEVEL SUBSTANTIALLY LESS THAN IN FISCAL 1997, AN INCREASE IN THE AMOUNT OF DEPRECIATION AND AN INCREASE IN CURRENT LIABILITIES, OFFSET IN PART BY THE FUNDING OF THE AIRGAS SETTLEMENT, A DECREASE IN THE AMOUNT OF INCREASE IN ACCOUNTS PAYABLE AND ADDITIONAL INCREASES IN THE AMOUNTS OF PREPAID EXPENSES AND OTHER CURRENT ASSETS.

  CAPITAL EXPENDITURES FOR FISCAL 1998 WERE $64.6 MILLION AS COMPARED TO $70.2 MILLION IN FISCAL 1997 AND $52.2 MILLION IN FISCAL 1996. THE MAJORITY OF THE FISCAL 1998 CAPITAL EXPENDITURES RELATED TO THE 53 NEW STORES OPENED DURING THAT PERIOD AND COSTS ASSOCIATED WITH A MAJOR EXPANSION OF THE COMPANY'S DISTRIBUTION CENTER, WHICH INVOLVES AN INCREASE OF THE COMPANY'S EXISTING DISTRIBUTION CENTER FROM APPROXIMATELY 300,000 SQUARE FEET TO APPROXIMATELY 600,000 SQUARE FEET. MOST OF THE EXPANSION PROJECT HAS BEEN COMPLETED AND THE BALANCE OF THE PROJECT IS PRINCIPALLY A SIGNIFICANT ADDITION OF OFFICE SPACE. THE TOTAL COST OF THE EXPANSION IS ESTIMATED TO BE APPROXIMATELY $20 TO $22 MILLION. THROUGH JUNE 2, 1998, THE COMPANY HAS SPENT APPROXIMATELY $12.0 MILLION ON THE DISTRIBUTION CENTER EXPANSION PROJECT.

  THE COMPANY ALSO BEGAN THE ROLLOUT OF A COMMERCIAL DELIVERY SERVICE IN THE THIRD QUARTER OF FISCAL 1998. THE COMPANY'S COMMERCIAL DELIVERY SERVICE CONSISTS OF A PROGRAM WHEREBY COMMERCIAL CUSTOMERS (SUCH AS AUTO SERVICE CENTERS, COMMERCIAL MECHANICS, GARAGES AND THE LIKE) ESTABLISH COMMERCIAL ACCOUNTS WITH THE COMPANY AND ORDER AUTOMOTIVE PARTS FROM THE COMPANY WITH SUCH PARTS BEING DELIVERED FROM, OR PICKED UP FROM, NEARBY DISCOUNT AUTO PARTS STORES. DURING FISCAL 1998, THE COMPANY'S ENTRY INTO THE COMMERCIAL DELIVERY MARKET INVOLVED TOTAL CAPITAL EXPENDITURES OF APPROXIMATELY $3.6 MILLION. IN ADDITION, THE COMMERCIAL DELIVERY PROGRAM HAS REQUIRED, AND CAN BE EXPECTED TO CONTINUE TO REQUIRE, THE COMPANY TO EXTEND TRADE CREDIT TO CERTAIN OF THE COMMERCIAL ACCOUNT CUSTOMERS IN THE ORDINARY COURSE OF BUSINESS. THE EXTENSION OF SUCH TRADE CREDIT INCREASES THE CAPITAL REQUIREMENTS ASSOCIATED WITH THE ROLLOUT OF THE PROGRAM AND EXPOSES THE COMPANY TO CREDIT RISK AND THE ASSOCIATED LOSS ATTRIBUTABLE TO UNCOLLECTIBLE ACCOUNTS. THE COMPANY HAS ESTABLISHED SYSTEMS TO MANAGE AND CONTROL SUCH CREDIT RISK. THE AMOUNT OF CAPITAL THAT IS NEEDED FOR EXTENSION OF TRADE CREDIT WILL BE DEPENDENT IN LARGE PART UPON THE SUCCESS OF THE COMMERCIAL DELIVERY SERVICE ROLL-OUT AND HOW QUICKLY THE COMMERCIAL BUSINESS DEVELOPS. BECAUSE THIS IS A RELATIVELY NEW ASPECT OF THE AUTO PARTS SUPPLY BUSINESS FOR THE COMPANY, THERE ARE RISKS ASSOCIATED WITH THE COMPANY'S ENTRY INTO THIS NEW ASPECT OF THE BUSINESS AND THERE CAN BE NO ASSURANCE AS TO IF AND/OR WHEN THE COMMERCIAL DELIVERY SERVICE BUSINESS WILL BE PROFITABLE OR AS TO WHETHER THE COMPANY WILL EXPERIENCE ANY FINANCIAL OR OTHER CHALLENGES IN MANAGING AND CONTROLLING THE CREDIT RISK.

  THE COMPANY ANTICIPATES THAT TOTAL CAPITAL EXPENDITURES FOR FISCAL 1999, INCLUDING THE COSTS ASSOCIATED WITH THE ADDITION OF APPROXIMATELY 75 NEW STORES, THE DISTRIBUTION CENTER EXPANSION AND THE WORKING CAPITAL COSTS ASSOCIATED WITH THE ROLL-OUT OF THE COMMERCIAL DELIVERY SERVICE, WILL BE IN THE RANGE OF $70 MILLION TO $80 MILLION.

  THE COMPANY'S CREDIT FACILITIES ARE DISCLOSED IN NOTE 3 OF THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS. AS OF JUNE 2, 1998, THE COMPANY HAD $71.5 MILLION OF ADDITIONAL AVAILABILITY UNDER ITS EXISTING REVOLVING CREDIT AGREEMENT WITH A SYNDICATE OF BANKS.

  THE COMPANY HAS HISTORICALLY BEEN ABLE TO FINANCE MOST OF ITS NEW STORE GROWTH THROUGH UNSECURED LINES OF CREDIT AND MEDIUM AND LONGER TERM MORTGAGE FINANCING PROVIDED BY BANKS AND OTHER INSTITUTIONAL LENDERS, AND THROUGH CASH FLOW FROM OPERATIONS. CONSISTENT WITH ITS HISTORICAL PRACTICE, THE COMPANY EXPECTS

                                                      [DISCOUNT AUTO PARTS LOGO]

TO FINANCE BOTH ITS SHORT AND LONG-TERM LIQUIDITY NEEDS FOR NEW STORE GROWTH, AS TO LAND AND BUILDINGS, PRIMARILY THROUGH THESE LINES OF CREDIT AND MORTGAGE FINANCING (RENEWALS AND REPLACEMENTS THEREOF), AND AS TO EQUIPMENT AND FIXTURES, PRIMARILY THROUGH CASH FLOW FROM OPERATIONS.

  THE COMPANY'S NEW STORE DEVELOPMENT PROGRAM ALSO REQUIRES SIGNIFICANT WORKING CAPITAL, PRINCIPALLY FOR INVENTORIES. THE COMPANY HAS HISTORICALLY USED TRADE CREDIT TO PARTIALLY FINANCE NEW STORE INVENTORIES AND HAS BEEN SUCCESSFUL IN NEGOTIATING EXTENDED PAYMENT TERMS AND INCENTIVES FROM MANY SUPPLIERS THROUGH VOLUME PURCHASES. THE COMPANY BELIEVES THAT IT WILL BE ABLE TO CONTINUE FINANCING SOME OF ITS INVENTORY GROWTH THROUGH THE EXTENSION OF FAVORABLE PAYMENT TERMS AND INCENTIVES FROM ITS VENDORS, BUT THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL BE SUCCESSFUL IN DOING SO. THE ADDITIONAL FUNDING FOR INVENTORY EXPANSION HAS BEEN PROVIDED IN LARGE PART FROM CASH FLOW FROM OPERATIONS.

  AS OF JUNE 2, 1998, 36 OR 8.0% OF THE COMPANY'S STORES WERE LEASED. ALTHOUGH THE COMPANY GENERALLY ANTICIPATES A SIMILAR OWN/LEASE PERCENTAGE RELATIONSHIP FOR NEW STORES IN THE FUTURE, THE COMPANY MAY EXPLORE OPPORTUNITIES WHICH COULD LEAD TO INCREASES IN THIS PERCENTAGE.

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

  ALTHOUGH SALES HAVE HISTORICALLY BEEN SOMEWHAT HIGHER IN THE COMPANY'S FOURTH QUARTER (MARCH THROUGH MAY), THE COMPANY DOES NOT CONSIDER ITS BUSINESS TO BE SEASONAL.

YEAR 2000

  MANAGEMENT HAS DEVELOPED A PLAN TO MODIFY THE COMPANY'S INFORMATION TECHNOLOGY TO RECOGNIZE THE YEAR 2000 AND HAS BEGUN CONVERTING CRITICAL DATA PROCESSING SYSTEMS. THE COMPANY'S YEAR 2000 INITIATIVE IS BEING MANAGED BY A TEAM OF INTERNAL STAFF AND MANAGEMENT. MANAGEMENT CURRENTLY EXPECTS THE PROJECT TO BE SUBSTANTIALLY COMPLETE BY EARLY 1999 AND THAT THE COST OF THE YEAR 2000 INITIATIVE, PRINCIPALLY INCLUDING INTERNAL COSTS, WILL NOT BE MATERIAL TO THE COMPANY'S RESULTS OF OPERATIONS OR FINANCIAL POSITION. FURTHERMORE, THIS PROJECT IS NOT EXPECTED TO HAVE A SIGNIFICANT EFFECT ON OPERATIONS.

FORWARD LOOKING STATEMENTS

  THE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND OTHER SECTIONS OF THIS ANNUAL REPORT CONTAIN FORWARD LOOKING STATEMENTS THAT ARE BASED ON THE CURRENT EXPECTATIONS, ESTIMATES AND PROJECTIONS ABOUT THE INDUSTRY IN WHICH THE COMPANY OPERATES, MANAGEMENT'S

 [DISCOUNT AUTO PARTS LOGO]

BELIEFS AND THE ASSUMPTIONS MADE BY MANAGEMENT. THESE STATEMENTS INCLUDE THE WORDS "ANTICIPATES", "EXPECTS", "EXPECTED" AND "BELIEVES", VARIATIONS OF SUCH WORDS, AND SIMILAR EXPRESSIONS WHICH ARE INTENDED TO IDENTIFY SUCH FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO POTENTIAL RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM HISTORICAL RESULTS OR THOSE CURRENTLY ANTICIPATED.

  THESE POTENTIAL RISKS AND UNCERTAINTIES INCLUDE INCREASED COMPETITION, EXTENT OF THE MARKET DEMAND FOR AUTO PARTS, AVAILABILITY OF INVENTORY SUPPLY, PROPRIETY OF INVENTORY MIX, ADEQUACY AND PERCEPTION OF CUSTOMER SERVICE, PRODUCT QUALITY AND DEFECT EXPERIENCE, AVAILABILITY OF AND ABILITY TO TAKE ADVANTAGE OF VENDOR PRICING PROGRAMS AND INCENTIVES, SOURCING AVAILABILITY, RATE OF NEW STORE OPENINGS, CANNIBALIZATION OF STORE SITES, MIX AND TYPES OF MERCHANDISE SOLD, GOVERNMENTAL REGULATION OF PRODUCTS, NEW STORE DEVELOPMENT AND THE LIKE, PERFORMANCE OF INFORMATION SYSTEMS, EFFECTIVENESS OF DELIVERIES FROM THE DISTRIBUTION CENTER, ABILITY TO HIRE, TRAIN AND RETAIN QUALIFIED TEAM MEMBERS, AVAILABILITY OF QUALITY STORE SITES, ABILITY TO COMPLETE TIMELY EXPANSION OF THE DISTRIBUTION CENTER, ABILITY TO SUCCESSFULLY ROLL-OUT THE COMMERCIAL DELIVERY SERVICE, CREDIT RISK ASSOCIATED WITH THE COMMERCIAL DELIVERY SERVICE, ENVIRONMENTAL RISKS, AVAILABILITY OF EXPANDED AND EXTENDED CREDIT FACILITIES, LEGAL EXPENSES ASSOCIATED WITH DISPUTES AND INVESTIGATIONS CONCERNING FREON MATTERS, POTENTIAL FOR LIABILITY WITH RESPECT TO THESE MATTERS AND OTHER FACTORS DISCUSSED IN THE REPORTS -- INCLUDING FORM 10-K -- FILED FROM TIME TO TIME BY THE COMPANY WITH THE SEC.

                                                      [DISCOUNT AUTO PARTS LOGO]

CONSOLIDATED STATEMENTS OF INCOME

                                                                         FISCAL YEAR ENDED
                                                              ----------------------------------------
                                                                JUNE 2         JUNE 3         MAY 28
                                                                 1998           1997           1996
                                                              ----------    ------------    ----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales                                                      $447,491       $405,186       $307,476
Cost of sales, including distribution costs                     271,404        256,646        186,917
                                                               --------       --------       --------
  Gross profit                                                  176,087        148,540        120,559
Selling, general and administrative expenses                    124,125        101,336         80,090
                                                               --------       --------       --------
  Income from operations                                         51,962         47,204         40,469
Litigation settlement                                                --        (20,545)            --
Other income, net                                                 2,434            187          1,164
Interest expense                                                (10,203)        (6,125)        (5,078)
                                                               --------       --------       --------
Income before income taxes                                       44,193         20,721         36,555
Income taxes                                                     17,013          7,980         14,092
                                                               --------       --------       --------
Net income                                                     $ 27,180       $ 12,741       $ 22,463
                                                               ========       ========       ========
Net income per share:
Basic net income per common share                              $   1.64       $   0.77       $   1.44
                                                               ========       ========       ========
Diluted net income per common share                            $   1.63       $   0.77       $   1.41
                                                               ========       ========       ========
Average common shares outstanding                                16,604         16,581         15,647
Dilutive effect of stock options                                    111             73            257
                                                               --------       --------       --------
Average common shares outstanding -- assuming dilution           16,715         16,654         15,904
                                                               ========       ========       ========

SEE ACCOMPANYING NOTES.

 [DISCOUNT AUTO PARTS LOGO]

CONSOLIDATED BALANCE SHEETS

                                                               JUNE 2     JUNE 3
                                                                1998       1997
                                                              --------   --------
                                                                (IN THOUSANDS)
                                     ASSETS
Current assets:
  Cash                                                        $  5,064   $  6,409
  Inventories                                                  172,027    151,644
  Prepaid expenses and other current assets                     17,657     12,332
  Deferred income taxes                                             --      6,312
                                                              --------   --------
       Total current assets                                    194,748    176,697
Property and equipment                                         379,991    316,315
  Less allowances for depreciation and amortization            (65,472)   (50,726)
                                                              --------   --------
                                                               314,519    265,589
Other assets                                                     2,468        780
                                                              --------   --------
Total assets                                                  $511,735   $443,066
                                                              ========   ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable                                      $ 67,083   $ 63,753
  Accrued salaries, wages and benefits                           7,317      6,035
  Litigation settlement                                             --     20,400
  Deferred income taxes                                          1,101         --
  Other current liabilities                                     11,185      3,536
  Current maturities of long-term debt                           2,400      2,400
                                                              --------   --------
       Total current liabilities                                89,086     96,124
Deferred income taxes                                            5,069      3,764
Long-term debt                                                 160,695    114,117

Stockholders' equity:
  Preferred stock, $.01 par value, 5,000 shares
     authorized, none issued or outstanding                         --         --
  Common Stock, $.01 par value, 50,000 shares
     authorized, 16,630 and 16,594 shares issued and
     outstanding at June 2, 1998 and June 3, 1997,
     respectively                                                  166        166
 Additional paid-in capital                                    141,163    140,519
 Retained earnings                                             115,556     88,376
                                                              --------   --------
       Total stockholders' equity                              256,885    229,061
                                                              --------   --------
Total liabilities and stockholders' equity                    $511,735   $443,066
                                                              ========   ========

SEE ACCOMPANYING NOTES.

                                                      [DISCOUNT AUTO PARTS LOGO]

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                               COMMON STOCK     ADDITIONAL
                                                  PREFERRED   ---------------    PAID-IN     RETAINED
                                                    STOCK     SHARES   AMOUNT    CAPITAL     EARNINGS    TOTAL
                                                  ---------   ------   ------   ----------   --------   --------
                                                                          (IN THOUSANDS)
Balance at May 30, 1995                            $    --    13,912    $139     $ 64,584    $ 53,172   $117,895
Stock issued under stock purchase and stock
  option plans                                                    13      --          273          --        273
Stock issued in secondary stock offering                       2,650      27       75,388          --     75,415
Net income                                                                                     22,463     22,463
                                                   -------    ------    ----     --------    --------   --------
Balance at May 28, 1996                                 --    16,575     166      140,245      75,635    216,046
Stock issued under stock purchase and stock
  option plans                                                    19      --          274          --        274
Net income                                                                                     12,741     12,741
                                                   -------    ------    ----     --------    --------   --------
Balance at June 3, 1997                                 --    16,594     166      140,519      88,376    229,061
Stock issued under stock purchase and stock
  option plans                                                    36      --          644          --        644
Net income                                                                                     27,180     27,180
                                                   -------    ------    ----     --------    --------   --------
Balance at June 2, 1998                            $    --    16,630    $166     $141,163    $115,556   $256,885
                                                   =======    ======    ====     ========    ========   ========

SEE ACCOMPANYING NOTES.

 [DISCOUNT AUTO PARTS LOGO]

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     FISCAL YEAR ENDED
                                                              --------------------------------
                                                               JUNE 2      JUNE 3      MAY 28
                                                                1998        1997        1996
                                                              --------    --------    --------
                                                                       (IN THOUSANDS)
Operating activities
Net income                                                    $ 27,180    $ 12,741    $ 22,463
Adjustments to reconcile net income to net cash provided
    by operating activities:
  Depreciation and amortization                                 15,011      12,490       9,936
  Deferred income tax expense (benefit)                          8,718      (6,344)      1,696
  Gain on disposals of property and equipment                     (783)        (92)     (1,452)
  Changes in operating assets and liabilities:
     (Increase) in inventories                                 (20,383)    (40,236)    (20,221)
     (Increase) in prepaid expenses and other current assets    (5,325)     (3,135)     (2,099)
     (Increase) decrease in other assets                        (1,819)        130         (85)
     Increase in trade accounts payable                          3,330      10,698      11,749
     Increase in accrued salaries, wages and benefits            1,282       1,773         543
     (Decrease) increase in accrued litigation settlement      (20,400)     20,400          --
     Increase in other current liabilities                       7,649         232         232
                                                              --------    --------    --------
Net cash provided by operating activities                       14,460       8,657      22,762

Investing activities
Proceeds from sales of property and equipment                    1,614         397       1,896
Purchases of property and equipment                            (64,641)    (70,187)    (52,185)
                                                              --------    --------    --------
Net cash used in investing activities                          (63,027)    (69,790)    (50,289)

Financing activities
Proceeds from short-term borrowings and long-term debt         148,971      89,023      34,000
Payments of short-term borrowings and long-term debt          (102,393)    (30,306)    (78,940)
Net proceeds from secondary offering of common stock                --          --      75,415
Proceeds from other issuances of common stock                      644         274         273
                                                              --------    --------    --------
Net cash provided by financing activities                       47,222      58,991      30,748

Net (decrease) increase in cash                                 (1,345)     (2,142)      3,221
Cash at beginning of year                                        6,409       8,551       5,330
                                                              --------    --------    --------
Cash at end of year                                           $  5,064    $  6,409    $  8,551
                                                              ========    ========    ========

SEE ACCOMPANYING NOTES.

                                                      [DISCOUNT AUTO PARTS LOGO]

                           DISCOUNT AUTO PARTS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 2, 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

  DISCOUNT AUTO PARTS, INC. IS A SPECIALTY RETAILER OF AUTOMOTIVE REPLACEMENT PARTS, MAINTENANCE ITEMS AND ACCESSORIES FOR THE "DO-IT-YOURSELF" CONSUMER. DURING THE THIRD QUARTER OF FISCAL 1998, THE COMPANY ALSO BEGAN SERVICING THE COMMERCIAL INSTALLER MARKET THROUGH THE ROLLOUT OF ITS COMMERCIAL DELIVERY PROGRAM. AS OF JUNE 2, 1998, JUNE 3, 1997, AND MAY 28, 1996, THE COMPANY OPERATED A CHAIN OF 452, 400, AND 314 STORES, RESPECTIVELY. AS OF JUNE 2, 1998, 351 OF THE STORES WERE LOCATED IN FLORIDA, 61 WERE LOCATED IN GEORGIA, 20 IN MISSISSIPPI, 16 IN ALABAMA, AND FOUR IN SOUTH CAROLINA.

FISCAL YEAR END

  THE COMPANY'S FISCAL YEAR CONSISTS OF 52 OR 53 WEEKS ENDING ON THE TUESDAY CLOSEST TO MAY 31. THE YEARS ENDED JUNE 2, 1998 AND MAY 28, 1996 CONSISTED OF 52 WEEKS. THE YEAR ENDED JUNE 3, 1997 CONSISTED OF 53 WEEKS.

PRINCIPLES OF CONSOLIDATION

  THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE ACCOUNTS OF DISCOUNT AUTO PARTS, INC. AND ITS SUBSIDIARIES (THE "COMPANY"). ALL SIGNIFICANT INTERCOMPANY ACCOUNTS AND TRANSACTIONS HAVE BEEN ELIMINATED IN CONSOLIDATION.

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

PRE-OPENING COSTS

  COSTS ASSOCIATED WITH THE OPENING OF NEW STORES, WHICH PRIMARILY CONSISTS OF PAYROLL AND OCCUPANCY COSTS, ARE CHARGED AGAINST OPERATIONS AS INCURRED.

 [DISCOUNT AUTO PARTS LOGO]

                           DISCOUNT AUTO PARTS, INC.

ADVERTISING COSTS

  THE COMPANY EXPENSES ITS SHARE OF ALL ADVERTISING COSTS AS SUCH COSTS ARE INCURRED. THE PORTION OF ADVERTISING EXPENDITURES, WHICH ARE TO BE RECOVERED THROUGH VENDOR COOPERATIVE ADVERTISING AND OTHER SIMILAR PROGRAMS, ARE RECORDED AS RECEIVABLES. ADVERTISING EXPENSE, NET OF VENDOR REBATES, WAS APPROXIMATELY $2.3 MILLION FOR FISCAL 1998, $2.1 MILLION FOR FISCAL 1997 AND WAS INSIGNIFICANT FOR FISCAL 1996.

INCOME TAXES

  THE COMPANY ACCOUNTS FOR INCOME TAXES UNDER THE LIABILITY METHOD. UNDER THIS METHOD, DEFERRED TAX ASSETS AND LIABILITIES ARE DETERMINED BASED ON DIFFERENCES BETWEEN FINANCIAL REPORTING AND TAX BASES OF ASSETS AND LIABILITIES.

STOCK OPTION PLANS

  THE COMPANY HAS ELECTED TO FOLLOW ACCOUNTING PRINCIPLES BOARD OPINION NO. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES (APB 25) AND RELATED INTERPRETATIONS IN ACCOUNTING FOR ITS EMPLOYEE STOCK OPTIONS AND PRESENTS DISCLOSURES REQUIRED UNDER STATEMENT OF FINANCIAL ACCOUNTING STANDARDS STATEMENT NO. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. UNDER APB 25, BECAUSE THE EXERCISE PRICE OF THE COMPANY'S STOCK OPTIONS EQUALS THE MARKET PRICE OF THE UNDERLYING STOCK ON THE DATE OF GRANT, NO COMPENSATION EXPENSE IS RECOGNIZED.

EARNINGS PER SHARE

  IN 1997, THE FINANCIAL ACCOUNTING STANDARDS BOARD ISSUED STATEMENT NO. 128, EARNINGS PER SHARE. STATEMENT 128 REPLACED THE CALCULATION OF PRIMARY AND FULLY DILUTED EARNINGS PER SHARE WITH BASIC AND DILUTED EARNINGS PER SHARE. BASIC EARNINGS PER SHARE IS COMPUTED BY DIVIDING NET INCOME BY THE WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING DURING THE YEAR. THE COMPUTATION OF DILUTED EARNINGS PER SHARE INCLUDES THE DILUTIVE EFFECT OF STOCK OPTIONS. ALL EARNINGS PER SHARE AMOUNTS FOR ALL PERIODS HAVE BEEN PRESENTED, AND WHERE APPROPRIATE, RESTATED TO CONFORM TO THE REQUIREMENTS OF STATEMENT 128.

FAIR VALUES OF FINANCIAL INSTRUMENTS

  THE COMPANY'S FINANCIAL INSTRUMENTS CONSIST OF CASH, ACCOUNTS PAYABLE AND LONG-TERM DEBT. THE CARRYING VALUE OF CASH AND ACCOUNTS PAYABLE APPROXIMATE THEIR FAIR MARKET VALUES. THE CARRYING AMOUNT OF LONG-TERM DEBT APPROXIMATES FAIR MARKET VALUE BASED ON CURRENT INTEREST RATES.

USE OF ESTIMATES

  THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES MANAGEMENT TO MAKE ESTIMATES AND ASSUMPTIONS THAT AFFECT THE AMOUNTS REPORTED IN THE FINANCIAL STATEMENTS AND ACCOMPANYING NOTES. ACTUAL RESULTS COULD DIFFER FROM THOSE ESTIMATES.

                                                      [DISCOUNT AUTO PARTS LOGO]

                           DISCOUNT AUTO PARTS, INC.

NEW ACCOUNTING STANDARDS

  IN 1997, THE FINANCIAL ACCOUNTING STANDARDS BOARD ISSUED STATEMENT NO. 130, REPORTING COMPREHENSIVE INCOME AND NO. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. THESE STATEMENTS, WHICH ARE EFFECTIVE FOR FISCAL YEARS BEGINNING AFTER DECEMBER 15, 1997, EXPAND OR MODIFY DISCLOSURES AND ARE NOT EXPECTED TO HAVE AN IMPACT ON THE COMPANY'S CONSOLIDATED FINANCIAL POSITION, RESULTS OF OPERATIONS OR CASH FLOWS.

2. PROPERTY AND EQUIPMENT

PROPERTY AND EQUIPMENT CONSISTS OF THE FOLLOWING (DOLLARS IN THOUSANDS):

                                                              JUNE 2, 1998    JUNE 3, 1997    LIFE (YEARS)
                                                              ------------    ------------    ------------
LAND                                                            $134,582        $104,103
BUILDINGS                                                        138,338         132,540        5 -- 31.5
FURNITURE, FIXTURES AND EQUIPMENT                                 73,762          61,581        5 -- 7
BUILDING AND LEASEHOLD IMPROVEMENTS                                3,102           3,021        5 -- 31.5
AUTOMOTIVE EQUIPMENT                                               3,741           3,725        3 -- 7
CONSTRUCTION IN PROGRESS                                          26,466          11,345
                                                                --------        --------
                                                                $379,991        $316,315
                                                                ========        ========

  DEPRECIATION EXPENSE TOTALED APPROXIMATELY $14,880,000, $12,387,000, AND $9,815,000 FOR FISCAL YEARS 1998, 1997 AND 1996, RESPECTIVELY.

3. LONG-TERM DEBT

LONG-TERM DEBT CONSISTS OF THE FOLLOWING (IN THOUSANDS):

                                                              JUNE 2, 1998    JUNE 3, 1997
                                                              ------------    ------------
REVOLVING LOAN                                                  $     --        $ 12,500
REAL ESTATE ACQUISITION AND CONSTRUCTION LINES OF CREDIT              --          92,017
REVOLVING CREDIT AGREEMENT                                       103,495              --
SENIOR TERM NOTES                                                 50,000              --
SENIOR SECURED NOTES                                               9,600          12,000
                                                                --------        --------
                                                                 163,095         116,517
LESS CURRENT MATURITIES                                           (2,400)         (2,400)
                                                                --------        --------
                                                                $160,695        $114,117
                                                                ========        ========

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

 [DISCOUNT AUTO PARTS LOGO]

                           DISCOUNT AUTO PARTS, INC.

  EFFECTIVE JULY 16, 1997, THE COMPANY REPLACED ITS AFOREMENTIONED CREDIT FACILITIES WITH A NEW THREE YEAR $175 MILLION UNSECURED REVOLVING CREDIT AGREEMENT (THE "REVOLVER") DUE IN FISCAL YEAR 2001. THE RATE OF INTEREST PAYABLE UNDER THE REVOLVER IS A FUNCTION OF LIBOR OR THE PRIME RATE OF THE LEAD AGENT BANK, AT THE OPTION OF THE COMPANY. THE COMPANY MAY INCREASE THE AMOUNT OF THE FACILITY TO $200 MILLION WITH THE CONSENT OF THE SYNDICATE OF BANKS. DURING THE TERM OF THE REVOLVER, THE COMPANY IS OBLIGATED TO PAY A FEE OF .125% PER ANNUM FOR THE UNUSED PORTION OF THE REVOLVER.

  EFFECTIVE AUGUST 8, 1997, THE COMPANY ISSUED $50 MILLION OF SENIOR TERM NOTES (THE "NOTES"). THE NOTES PROVIDE FOR INTEREST AT A FIXED RATE OF 7.46%, PAYABLE SEMI-ANNUALLY, WITH SEMI-ANNUAL PRINCIPAL PAYMENTS OF $7.1 MILLION, BEGINNING JULY 15, 2004. THE NET PROCEEDS FROM THE NOTES WERE USED TO REDUCE THE COMPANY'S INDEBTEDNESS UNDER THE REVOLVER.

  AT JUNE 2, 1998 AND JUNE 3, 1997, THE COMPANY'S WEIGHTED AVERAGE INTEREST RATE ON ITS BORROWINGS UNDER THE REVOLVER, THE REVOLVING LOAN, AND THE REAL ESTATE ACQUISITION AND CONSTRUCTION LINES OF CREDIT WERE 6.0% AND 6.2%, RESPECTIVELY.

  AS OF JUNE 2, 1998, THE COMPANY HAD APPROXIMATELY $71.5 MILLION OF AVAILABLE BORROWINGS UNDER THE REVOLVER.

  THE COMPANY HAS ISSUED TWO SENIOR SECURED NOTES, EACH FOR AN ORIGINAL PRINCIPAL OF $12 MILLION, TO AN INSURANCE COMPANY. THE NOTES ARE COLLATERALIZED BY A FIRST MORTGAGE ON CERTAIN STORE PROPERTIES, EQUIPMENT AND FIXTURES. THE AGREEMENTS PROVIDE FOR INTEREST AT FIXED RATES OF 10.11% AND 9.8%, PAYABLE QUARTERLY, WITH ANNUAL PRINCIPAL PAYMENTS OF $1.2 MILLION EACH DUE ON DECEMBER 15 AND MAY 31.

  THE CARRYING VALUE OF ALL ASSETS MORTGAGED OR OTHERWISE SUBJECT TO LIEN TOTALED APPROXIMATELY $17.9 MILLION AT JUNE 2, 1998.

  THE COMPANY'S DEBT AGREEMENTS CONTAIN VARIOUS RESTRICTIONS, INCLUDING THE MAINTENANCE OF CERTAIN FINANCIAL RATIOS AND RESTRICTIONS ON DIVIDENDS, WITH WHICH THE COMPANY IS IN COMPLIANCE. BASED ON THE TERMS OF THE REVOLVER AND THE NOTES, AS OF JUNE 2, 1998, APPROXIMATELY $36.9 MILLION OF RETAINED EARNINGS WAS AVAILABLE FOR DIVIDEND DISTRIBUTION.

  ANNUAL MATURITIES, AS OF JUNE 2, 1998, OF ALL LONG-TERM DEBT FOR THE NEXT FIVE YEARS ARE AS FOLLOWS (IN THOUSANDS):

FISCAL YEAR                                                   AMOUNT
-----------                                                   ------
1999                                                          $2,400
2000                                                           2,400
2001                                                           2,400
2002                                                           1,200
2003                                                           1,200

                                                      [DISCOUNT AUTO PARTS LOGO]

                           DISCOUNT AUTO PARTS, INC.

  THE AMOUNTS EXCLUDE AMOUNTS DUE IN FISCAL YEAR 2001 UNDER THE REVOLVER DESCRIBED ABOVE, BECAUSE MANAGEMENT BELIEVES BASED UPON HISTORICAL PERFORMANCE THAT THE AGREEMENT WILL BE RENEWED OR REPLACED PRIOR TO ITS EXPIRATION.

  TOTAL INTEREST PAID DURING FISCAL YEARS 1998, 1997 AND 1996 WAS APPROXIMATELY $8,402,000, $6,287,000, AND $5,518,000, RESPECTIVELY, NET OF CAPITALIZED
INTEREST. CAPITALIZED INTEREST FOR FISCAL YEARS 1998, 1997 AND 1996 TOTALED APPROXIMATELY $384,000, $281,000 AND $118,000, RESPECTIVELY.

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

  THE BOARD OF DIRECTORS IS AUTHORIZED, WITHOUT FURTHER STOCKHOLDER ACTION, TO DIVIDE ANY OR ALL SHARES OF THE AUTHORIZED PREFERRED STOCK INTO SERIES AND TO FIX AND DETERMINE THE DESIGNATION, PREFERENCES AND RELATIVE, PARTICIPATING, OPTION OR OTHER SPECIAL RIGHTS, AND QUALIFICATIONS, LIMITATIONS, OR RESTRICTIONS THEREON, OF ANY SERIES SO ESTABLISHED, INCLUDING VOTING POWERS, DIVIDEND RIGHTS, LIQUIDATION PREFERENCES, REDEMPTION RIGHTS AND CONVERSION PRIVILEGES. AS OF JUNE 2, 1998, THE BOARD HAD NOT AUTHORIZED ANY SERIES OF PREFERRED STOCK AND THERE ARE NO PLANS, AGREEMENTS OR UNDERSTANDINGS FOR THE AUTHORIZATION OR ISSUANCE OF ANY SHARES OF PREFERRED STOCK.

5. LEASES

  CERTAIN OF THE COMPANY'S RETAIL STORES AND EQUIPMENT ARE LEASED UNDER NONCANCELABLE OPERATING LEASES. THE MAJORITY OF THE RETAIL STORE LEASES INCLUDE OPTIONS TO PURCHASE AND PROVISIONS FOR RENTAL INCREASES BASED ON THE CONSUMER PRICE INDEX.

  FUTURE MINIMUM ANNUAL RENTAL COMMITMENTS UNDER NONCANCELABLE OPERATING LEASES WITH INITIAL OR REMAINING TERMS OF ONE YEAR OR MORE ARE AS FOLLOWS (IN THOUSANDS):

FISCAL YEAR                                                   AMOUNT
-----------                                                   ------
1999                                                          $1,810
2000                                                           1,433
2001                                                           1,214
2002                                                             788
2003 and thereafter                                              380
                                                              ------
                                                              $5,625
                                                              ======

  RENTAL EXPENSE FOR FISCAL YEARS 1998, 1997 AND 1996 TOTALED APPROXIMATELY $1,987,000, $1,815,000 AND $1,625,000, RESPECTIVELY. RENTAL EXPENSE IN EACH OF THE FISCAL YEARS INCLUDES APPROXIMATELY $127,000 OF RENT PAID TO A PARTNERSHIP WHICH INCLUDED THE COMPANY'S TWO MAJORITY STOCKHOLDERS.

 [DISCOUNT AUTO PARTS LOGO]

                           DISCOUNT AUTO PARTS, INC.

  THE COMPANY ALSO LEASES CERTAIN PORTIONS OF ITS OWNED FACILITIES TO OUTSIDE PARTIES. RENTAL INCOME FOR FISCAL YEARS 1998, 1997 AND 1996 TOTALED APPROXIMATELY $492,000, $328,000 AND $366,000, RESPECTIVELY.

6. BENEFIT PLANS

  THE COMPANY HAS A 401(K) PROFIT-SHARING PLAN COVERING SUBSTANTIALLY ALL OF ITS TEAM MEMBERS (EMPLOYEES) WHO HAVE AT LEAST ONE YEAR OF SERVICE AND WORK MORE THAN 1,000 HOURS PER YEAR. TEAM MEMBERS MAY CONTRIBUTE UP TO 15% OF THEIR ANNUAL COMPENSATION SUBJECT TO INTERNAL REVENUE CODE MAXIMUM LIMITATIONS. THE COMPANY HAS AGREED TO MAKE MATCHING CONTRIBUTIONS, BASED UPON THE TEAM MEMBER'S FIRST SIX PERCENT OF COMPENSATION, RANGING FROM 25% TO 100% OF THE TEAM MEMBER'S CONTRIBUTION DEPENDING ON THE TEAM MEMBER'S YEARS OF SERVICE. AFTER THREE YEARS OF SERVICE, COMPANY CONTRIBUTIONS AND EARNINGS THEREON VEST AT THE RATE OF 20% PER YEAR OF SERVICE WITH THE COMPANY. COSTS UNDER THIS PLAN FOR FISCAL YEARS 1998, 1997 AND 1996 WERE APPROXIMATELY $864,000, $547,000 AND $449,000,
RESPECTIVELY.

  EFFECTIVE MAY 30, 1995, THE COMPANY ADOPTED A SUPPLEMENTAL EXECUTIVE PROFIT SHARING PLAN (THE "SEPS PLAN"). THE SEPS PLAN IS AN UNFUNDED DEFERRED COMPENSATION PLAN COVERING CERTAIN KEY MEMBERS OF MANAGEMENT. THE AMOUNT OF BENEFIT EACH PARTICIPANT IS ENTITLED TO IS ESTABLISHED ANNUALLY BY THE BOARD OF DIRECTORS OR, IN CERTAIN CASES, BY A COMMITTEE OF THE BOARD OF DIRECTORS. EACH PARTICIPANT'S ACCOUNT ACCRUES INTEREST ON UNPAID AWARDS AT A RATE DETERMINED ANNUALLY AS DEFINED IN THE PLAN AGREEMENT. AS OF JUNE 2, 1998 AND JUNE 3, 1997, THE COMPANY HAS ACCRUED APPROXIMATELY $880,000, AND $520,000, RESPECTIVELY, FOR BENEFITS DUE UNDER THE SEPS PLAN.

  THE BOARD OF DIRECTORS HAS ADOPTED A STOCK PURCHASE PLAN (THE "PURCHASE PLAN"), WHICH INITIALLY RESERVED AN AGGREGATE OF 550,000 SHARES OF COMMON STOCK. UNDER THE PURCHASE PLAN, ALL TEAM MEMBERS HAVE THE RIGHT TO PURCHASE SHARES OF COMMON STOCK OF THE COMPANY AT A PRICE EQUAL TO 85% OF THE VALUE OF THE STOCK IMMEDIATELY PRIOR TO THE BEGINNING OF EACH EXERCISE PERIOD. ALL TEAM MEMBERS ARE ELIGIBLE TO PARTICIPATE EXCEPT FOR THOSE WHO HAVE BEEN EMPLOYED BY THE COMPANY FOR LESS THAN ONE YEAR, TEAM MEMBERS WHO CUSTOMARILY WORK TWENTY HOURS OR LESS PER WEEK, TEAM MEMBERS WHO CUSTOMARILY WORK FIVE MONTHS OR LESS IN ANY CALENDAR YEAR, AND TEAM MEMBERS OWNING AT LEAST 5% OF THE COMPANY'S STOCK. DURING FISCAL YEARS 1998, 1997 AND 1996, 9,740, 15,082, AND 7,165 SHARES, RESPECTIVELY, WERE
PURCHASED UNDER THE TERMS OF THE PURCHASE PLAN. AS OF JUNE 2, 1998, 486,760 SHARES OF COMMON STOCK WERE RESERVED FOR ISSUANCE UNDER THE PURCHASE PLAN.

7. STOCK OPTION PLANS

  THE COMPANY HAS STOCK OPTION PLANS WHICH PROVIDES FOR THE GRANTING TO KEY TEAM MEMBERS OPTIONS TO PURCHASE SHARES OF ITS COMMON STOCK. A TOTAL OF 1,700,000 SHARES OF COMMON STOCK WERE INITIALLY RESERVED FOR ISSUANCE UNDER THE PLANS AND, AS OF JUNE 2, 1998, A TOTAL OF 1,663,787 SHARES OF COMMON STOCK REMAIN SO RESERVED. THE PER SHARE EXERCISE PRICE OF EACH STOCK OPTION IS GENERALLY NOT LESS THAN THE FAIR MARKET VALUE OF THE STOCK ON THE DATE OF THE GRANT OR, IN THE CASE OF A TEAM MEMBER OWNING MORE THAN 10% OF THE OUTSTANDING STOCK OF THE COMPANY, THE PRICE FOR INCENTIVE STOCK OPTIONS IS NOT LESS THAN 110% OF SUCH FAIR MARKET VALUE.

                                                      [DISCOUNT AUTO PARTS LOGO]

                           DISCOUNT AUTO PARTS, INC.

  A SUMMARY OF THE COMPANY'S STOCK OPTION ACTIVITY AND RELATED INFORMATION ARE AS FOLLOWS (SHARES IN THOUSANDS):

                                               JUNE 2, 1998        JUNE 3, 1997        MAY 28, 1996
                                             -----------------   -----------------   -----------------
                                                      WEIGHTED            WEIGHTED            WEIGHTED
                                                      AVERAGE             AVERAGE             AVERAGE
                                                      EXERCISE            EXERCISE            EXERCISE
                                             SHARES    PRICE     SHARES    PRICE     SHARES    PRICE
                                             ------   --------   ------   --------   ------   --------
Outstanding at beginning of year...........   1,017     $21         955     $21         787     $20
Granted....................................     218      19         117      22         198      28
Exercised..................................     (27)     24          (4)     18          (6)     18
Canceled...................................     (81)     22         (51)     21         (24)     21
                                             ------              ------              ------
Outstanding at end of year.................   1,127     $21       1,017     $21         955     $21
                                             ======              ======              ======
Exercisable at end of year.................     289     $22         138     $21          34     $18
                                             ======              ======              ======
Weighted-average fair value of options
  granted during the year..................  $ 9.98              $11.66              $14.59
                                             ======              ======              ======
Shares available for future grants.........   1,704               1,130               1,140
                                             ======              ======              ======

  EXERCISE PRICES FOR OPTIONS EXERCISED DURING 1998 RANGED FROM APPROXIMATELY $16 TO $22. EXERCISE PRICES FOR OPTIONS OUTSTANDING AS OF JUNE 2, 1998 RANGED FROM APPROXIMATELY $16 TO $31. THE WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE OF THOSE OPTIONS IS 7 YEARS.

  ALL OPTIONS OUTSTANDING GENERALLY VEST BEGINNING AFTER THREE YEARS AND THEN OVER A FOUR YEAR PERIOD AND HAVE A TEN YEAR DURATION.

  IN MAY 1993, THE BOARD OF DIRECTORS ADOPTED THE DISCOUNT AUTO PARTS, INC. NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN. A TOTAL OF 40,000 SHARES ARE RESERVED FOR FUTURE ISSUANCE UNDER THIS PLAN. AS OF JUNE 2, 1998, 12,000 OPTIONS HAD BEEN GRANTED UNDER THIS PLAN AT AN AVERAGE PRICE OF $24.02. AS OF JUNE 2, 1998, 5,250 OF SUCH OPTIONS WERE EXERCISABLE.

  PRO FORMA INFORMATION REGARDING NET INCOME AND EARNINGS PER SHARE IS REQUIRED BY STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 123 ("SFAS 123"), AND HAS BEEN DETERMINED AS IF THE COMPANY HAD ACCOUNTED FOR ITS EMPLOYEE AND NON-EMPLOYEE DIRECTOR STOCK OPTIONS UNDER THE FAIR VALUE METHOD OF SFAS 123.

  THE FAIR VALUES FOR THESE OPTIONS WERE ESTIMATED AT THE DATE OF GRANT USING A BLACK-SCHOLES OPTION PRICING MODEL WITH THE FOLLOWING WEIGHTED-AVERAGE
ASSUMPTIONS: RISK-FREE INTEREST RATE OF RETURN OF 5.75% FOR 1998 AND 6.00% FOR 1997 AND 1996; VOLATILITY FACTOR OF .405 FOR 1998 AND .376 FOR 1997 AND 1996; AND WEIGHTED AVERAGE EXPECTED OPTION LIFE OF SEVEN YEARS FOR ALL OPTIONS. THE COMPANY ASSUMED THAT NO DIVIDENDS WOULD BE PAID OVER THE EXPECTED LIFE OF THE OPTIONS.

  THE BLACK-SCHOLES OPTION VALUATION MODEL WAS DEVELOPED FOR USE IN ESTIMATING THE FAIR VALUE OF TRADED OPTIONS WHICH HAVE NO VESTING RESTRICTIONS AND ARE FULLY TRANSFERABLE. IN ADDITION, OPTION VALUATION MODELS REQUIRE THE INPUT OF HIGHLY SUBJECTIVE ASSUMPTIONS, INCLUDING THE EXPECTED STOCK PRICE VOLATILITY. BECAUSE THE COMPANY'S STOCK OPTIONS HAVE CHARACTERISTICS SIGNIFICANTLY DIFFERENT FROM THOSE OF TRADED OPTIONS AND BECAUSE CHANGES IN THE SUBJECTIVE INPUT ASSUMPTIONS CAN MATERIALLY AFFECT THE FAIR VALUE ESTIMATE, IN

 [DISCOUNT AUTO PARTS LOGO]

                           DISCOUNT AUTO PARTS, INC.

MANAGEMENT'S OPINION, THE EXISTING MODEL DOES NOT NECESSARILY PROVIDE A RELIABLE SINGLE MEASURE OF THE FAIR VALUE OF ITS EMPLOYEE STOCK OPTIONS. FOR PURPOSES OF PRO FORMA DISCLOSURES, THE ESTIMATED FAIR VALUE OF THE OPTIONS IS AMORTIZED TO EXPENSE OVER THE OPTIONS' VESTING PERIOD. THE EFFECTS OF APPLYING SFAS 123 FOR PRO FORMA DISCLOSURES ARE NOT LIKELY TO BE REPRESENTATIVE OF THE EFFECTS ON REPORTED NET INCOME OR LOSSES FOR FUTURE YEARS.

  THE COMPANY'S PRO FORMA INFORMATION FOLLOWS (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS):

                                                                       1998       1997       1996
                                                                      -------    -------    -------
Pro forma net income                                                  $26,680    $12,443    $22,341
Pro forma basic net income per common share                           $  1.61    $   .75    $  1.43
Pro forma diluted net income per common share                         $  1.60    $   .75    $  1.43

8. INCOME TAXES

  THE PROVISION FOR INCOME TAXES IS COMPRISED OF THE FOLLOWING (IN THOUSANDS):

                                                                                         FISCAL YEAR ENDED
                                                                             ------------------------------------------
                                                                             JUNE 2, 1998   JUNE 3, 1997   MAY 28, 1996
                                                                             ------------   ------------   ------------
Current:
  Federal                                                                      $ 7,442        $12,185        $ 10,782
  State                                                                            853          2,139           1,614
                                                                               -------        -------        --------
                                                                                 8,295         14,324          12,396
Deferred:
  Federal                                                                        7,468         (5,438)          1,456
  State                                                                          1,250           (906)            240
                                                                               -------        -------        --------
                                                                                 8,718         (6,344)          1,696
                                                                               -------        -------        --------
                                                                               $17,013        $ 7,980        $ 14,092
                                                                               =======        =======        ========

  A RECONCILIATION OF THE PROVISION FOR INCOME TAXES TO THE AMOUNTS COMPUTED AT THE FEDERAL STATUTORY TAX RATE IS AS FOLLOWS (IN THOUSANDS):

                                                                                         FISCAL YEAR ENDED
                                                                             ------------------------------------------
                                                                             JUNE 2, 1998   JUNE 3, 1997   MAY 28, 1996
                                                                             ------------   ------------   ------------
Federal income taxes at statutory rate                                         $15,468        $ 7,252        $ 12,794
State income taxes, net of federal tax benefit                                   1,367            801           1,205
Other items, net                                                                   178            (73)             93
                                                                               -------        -------        --------
                                                                               $17,013        $ 7,980        $ 14,092
                                                                               =======        =======        ========

                                                      [DISCOUNT AUTO PARTS LOGO]

                           DISCOUNT AUTO PARTS, INC.

  SIGNIFICANT COMPONENTS OF THE COMPANY'S DEFERRED TAX ASSETS AND LIABILITIES ARE AS FOLLOWS (IN THOUSANDS):

                                                              JUNE 2, 1998   JUNE 3, 1997
                                                              ------------   ------------
Deferred tax assets:
  Litigation settlement                                          $    -        $ 7,224
  Various accrued expenses                                        1,204            702
  Other, net                                                        274            117
                                                                 ------        -------
  Total deferred tax assets                                       1,478          8,043
Deferred tax liabilities:
  Depreciation                                                    5,435          3,910
  Accrued liabilities                                               866            746
  Inventory related items                                           844            553
  Other, net                                                        503            286
                                                                 ------        -------
  Total deferred tax liabilities                                  7,648          5,495
                                                                 ------        -------
Net deferred tax liability (asset)                               $6,170        $(2,548)
                                                                 ======        =======

  FOR FISCAL YEARS 1998, 1997 AND 1996, THE COMPANY PAID INCOME TAXES OF APPROXIMATELY $6,723,000, $15,110,000 AND $12,962,000, RESPECTIVELY.

9.  LITIGATION SETTLEMENT

  IN FEBRUARY 1997, A COMPLAINT WAS FILED BY AIRGAS, INC. AND CERTAIN AIRGAS AFFILIATES AGAINST SEVERAL DEFENDANTS, INCLUDING THE COMPANY AND ONE OF ITS EMPLOYEES. THE COMPLAINT ALLEGED, AMONG OTHER THINGS, THAT THE COMPANY TOOK PART IN A CONSPIRACY WITH OTHER COMPANIES AND INDIVIDUALS UNRELATED TO DISCOUNT AUTO PARTS, INC. TO DEFRAUD AIRGAS IN CONNECTION WITH COMMERCIAL SALES OF REFRIGERANT R-12 (FREON) AND SOUGHT COMPENSATORY DAMAGES IN EXCESS OF $20 MILLION, TREBLE DAMAGES AND OTHER RELIEF TOTALING IN EXCESS OF $80 MILLION. THE TRIAL WAS SCHEDULED TO BEGIN ON AUGUST 4, 1997.

  EFFECTIVE JULY 26, 1997, THE COMPANY ENTERED INTO A COMPROMISE AND SETTLEMENT AGREEMENT (THE "SETTLEMENT AGREEMENT") WITH AIRGAS AND ITS AFFILIATES, THE OTHER DEFENDANTS, AND CERTAIN OTHER PARTIES. UNDER THE TERMS OF THE SETTLEMENT AGREEMENT, THE COMPANY PURCHASED FROM AIRGAS SPECIALTY GASES, ON AN "AS IS, WHERE IS" BASIS, APPROXIMATELY 6,500 CYLINDERS BELIEVED TO CONTAIN AN ALTERNATIVE TO R-12 REFRIGERANT FOR AN AGGREGATE PRICE OF $4.0 MILLION, WHICH REPRESENTED A PRICE THAT WAS BELIEVED BY THE COMPANY TO BE APPROXIMATELY $3.6 MILLION IN EXCESS OF THE CURRENT MARKET VALUE OF SUCH PRODUCT. IN ADDITION, THE COMPANY AGREED TO PAY AN ADDITIONAL $13.0 MILLION TO AIRGAS SPECIALTY GASES.

  AS A SEPARATE BUT RELATED PART OF THE SETTLEMENT AGREEMENT, THE COMPANY PAID $500,000 TO THE BANKRUPTCY ESTATE OF REFRIGERATION STATION, INC. ("RSI") TO SETTLE ANY CLAIMS, INCLUDING CLAIMS OF PREFERENCE, THAT THE RSI BANKRUPTCY ESTATE MIGHT HAVE ASSERTED AGAINST THE COMPANY AND PURCHASED FROM THE BANKRUPTCY ESTATE APPROXIMATELY 7,200 CYLINDERS OF MERCHANTABLE FREEZE 12 REFRIGERANT (AN R-12 ALTERNATIVE), FOR AN ADDITIONAL $1.0 MILLION (BELIEVED TO HAVE A BULK SALE VALUE OF APPROXIMATELY $600,000). DISCOUNT AUTO PARTS, INC., AIRGAS, THE RSI BANKRUPTCY ESTATE, THE OTHER DEFENDANTS AND CERTAIN OTHER PARTIES HAVE EXCHANGED MUTUAL RELEASES OF ALL CLAIMS AND ISSUES BETWEEN THEM. IN THE SETTLEMENT AGREEMENT, THERE IS NO FINDING OR

 [DISCOUNT AUTO PARTS LOGO]

                           DISCOUNT AUTO PARTS, INC.

ADMISSION OF WRONGDOING ON THE PART OF DISCOUNT AUTO PARTS, INC. BASED ON THE TERMS OF THE SETTLEMENT AGREEMENT, THE COMPANY RECORDED A CHARGE TO EARNINGS IN THE FOURTH QUARTER OF FISCAL 1997 OF $20,545,000. THE CHARGE INCLUDED RELATED LEGAL EXPENSES.

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

  AS OF JUNE 2, 1998, THE COMPANY'S COST TO COMPLETE CONSTRUCTION CONTRACTS IN PROGRESS WAS APPROXIMATELY $12.4 MILLION.

11. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

  THE FOLLOWING QUARTERLY FINANCIAL DATA IS UNAUDITED, BUT IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS NECESSARY FOR A FAIR PRESENTATION OF THE SELECTED DATA FOR THESE INTERIM PERIODS PRESENTED HAVE BEEN INCLUDED. THE FISCAL 1997 AND FIRST TWO QUARTERS OF FISCAL 1998 EARNINGS PER SHARE AMOUNTS HAVE BEEN RESTATED, WHERE NECESSARY, TO COMPLY WITH SFAS NO. 128, EARNINGS PER SHARE.

                                                               FIRST      SECOND      THIRD       FOURTH
                                                              QUARTER    QUARTER    QUARTER(1)   QUARTER
                                                              --------   --------   ----------   --------
                                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Fiscal Year Ended June 2, 1998:
  Net sales                                                   $109,737   $105,240    $110,329    $122,185
  Gross profit                                                  42,402     41,350      43,387      48,948
  Net income                                                     6,450      6,087       6,972       7,671
  Basic net income per common share                                .39        .37         .42         .46
  Diluted net income per common share                              .39        .37         .42         .46
Fiscal Year Ended June 3, 1997:
  Net sales                                                   $ 90,101   $105,788    $101,876    $107,421
  Gross profit                                                  33,948     36,726      37,853      40,013
  Net income (loss)                                              6,413      6,898       5,612      (6,182)(2)
  BASIC NET INCOME (LOSS) PER COMMON SHARE                         .39        .42         .34        (.37)(2)
  DILUTED NET INCOME (LOSS) PER COMMON SHARE                       .38        .42         .34        (.37)(2)

---------------

(1) THE THIRD QUARTER OF FISCAL 1997 INCLUDES 14 WEEKS OF OPERATIONS AS COMPARED TO 13 WEEKS OF OPERATIONS FOR ALL OTHER QUARTERS PRESENTED.
(2) INCLUDES A $12.6 MILLION, OR $.76 PER BASIC AND DILUTED INCOME PER COMMON SHARE AFTER TAX IMPACT OF THE AIRGAS LITIGATION SETTLEMENT. SEE NOTE 9. EXCLUDING THE IMPACT OF THE LITIGATION SETTLEMENT AND ALL RELATED EXPENSES, THE COMPANY WOULD HAVE REPORTED NET INCOME OF $6.5 MILLION OR $.39 PER BASIC AND DILUTED INCOME PER COMMON SHARE.

                                                      [DISCOUNT AUTO PARTS LOGO]

REPORT OF MANAGEMENT

DISCOUNT AUTO PARTS, INC.

  WE HAVE PREPARED THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS AND RELATED INFORMATION INCLUDED HEREIN FOR THE YEARS ENDED JUNE 2, 1998, JUNE 3, 1997 AND MAY 28, 1996. THE OPINION OF ERNST & YOUNG LLP, THE COMPANY'S INDEPENDENT AUDITORS, ON THOSE FINANCIAL STATEMENTS IS INCLUDED HEREIN. THE PRIMARY RESPONSIBILITY FOR THE INTEGRITY OF THE FINANCIAL INFORMATION INCLUDED IN THIS ANNUAL REPORT RESTS WITH MANAGEMENT. SUCH INFORMATION WAS PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES APPROPRIATE IN THE CIRCUMSTANCES BASED ON OUR BEST ESTIMATES AND JUDGMENTS AND GIVING DUE CONSIDERATION TO MATERIALITY.

  DISCOUNT AUTO PARTS MAINTAINS INTERNAL ACCOUNTING CONTROL SYSTEMS WHICH ARE ADEQUATE TO PROVIDE REASONABLE ASSURANCE THAT ASSETS ARE SAFEGUARDED FROM LOSS OR UNAUTHORIZED USE AND WHICH PRODUCE RECORDS ADEQUATE FOR PREPARATION OF FINANCIAL INFORMATION. THE SYSTEM AND CONTROLS AND COMPLIANCE THEREWITH ARE MONITORED, REVISED AND IMPROVED TO MEET CHANGING BUSINESS CONDITIONS, COMPANY GROWTH, AND RECOMMENDATIONS MADE BY THE INDEPENDENT AUDITORS. THERE ARE LIMITS INHERENT IN ALL SYSTEMS OF INTERNAL ACCOUNTING CONTROL BASED ON THE RECOGNITION THAT THE COST OF SUCH A SYSTEM SHOULD NOT EXCEED THE BENEFITS TO BE DERIVED. WE BELIEVE THE COMPANY'S SYSTEM PROVIDES THIS APPROPRIATE BALANCE.

  THE AUDIT COMMITTEE OF DISCOUNT AUTO PARTS' BOARD OF DIRECTORS IS RESPONSIBLE FOR REVIEWING AND MONITORING THE COMPANY'S FINANCIAL REPORTS AND ACCOUNTING PRACTICES TO ASCERTAIN THAT THEY ARE WITHIN ACCEPTABLE LIMITS OF SOUND PRACTICE IN SUCH MATTERS. THE MEMBERSHIP OF THE COMMITTEE CONSISTS OF NON-EMPLOYEE DIRECTORS. AT PERIODIC MEETINGS, THE AUDIT COMMITTEE DISCUSSES AUDIT AND FINANCIAL REPORTING MATTERS AND THE INTERNAL AUDIT FUNCTION WITH REPRESENTATIVES OF FINANCIAL MANAGEMENT AND WITH REPRESENTATIVES FROM ERNST & YOUNG LLP.


/S/ PETER J. FONTAINE                                /S/ C. MICHAEL MOORE
PETER J. FONTAINE                                    C. MICHAEL MOORE
CHAIRMAN AND CHIEF EXECUTIVE OFFICER                 CHIEF FINANCIAL OFFICER

 [DISCOUNT AUTO PARTS LOGO]

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

BOARD OF DIRECTORS
DISCOUNT AUTO PARTS, INC.

  WE HAVE AUDITED THE ACCOMPANYING CONSOLIDATED BALANCE SHEETS OF DISCOUNT AUTO PARTS, INC. AS OF JUNE 2, 1998 AND JUNE 3, 1997, AND THE RELATED CONSOLIDATED STATEMENTS OF INCOME, STOCKHOLDERS' EQUITY AND CASH FLOWS FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED JUNE 2, 1998. THESE FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. OUR RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON OUR AUDITS.

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

  IN OUR OPINION, THE CONSOLIDATED FINANCIAL STATEMENTS REFERRED TO ABOVE PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE CONSOLIDATED FINANCIAL POSITION OF DISCOUNT AUTO PARTS, INC. AT JUNE 2, 1998 AND JUNE 3, 1997 AND THE CONSOLIDATED RESULTS OF ITS OPERATIONS AND ITS CASH FLOWS FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED JUNE 2, 1998, IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

                                      /S/ ERNST & YOUNG LLP

TAMPA, FLORIDA
JULY 6, 1998

                                                      [DISCOUNT AUTO PARTS LOGO]

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
DISCOUNT AUTO PARTS, INC.
4900 FRONTAGE ROAD, SOUTH
LAKELAND, FLORIDA 33815
TELEPHONE: (941) 687-9226
WWW.DISCOUNTAUTOPARTS.NET

TRANSFER AGENT AND REGISTRAR
CHASEMELLON SHAREHOLDER SERVICES, L.L.C.
85 CHALLENGER ROAD
OVERPECK CENTRE
RIDGEFIELD PARK, NEW JERSEY 07660
WWW.CHASEMELLON.COM

INDEPENDENT AUDITORS
ERNST & YOUNG LLP
P.O. BOX 740
TAMPA, FLORIDA 33601

STOCK EXCHANGE LISTING
NEW YORK STOCK EXCHANGE
TRADING SYMBOL -- DAP

ANNUAL MEETING
THE ANNUAL MEETING OF THE STOCKHOLDERS WILL BE HELD AT 10:30 AM TUESDAY, OCTOBER 6, 1998 AT:
          THE LAKELAND CENTER
          700 WEST LEMON STREET
          LAKELAND, FLORIDA 33801

NUMBER OF STOCKHOLDERS
AS OF AUGUST 10, 1998, THERE WERE APPROXIMATELY 630 STOCKHOLDERS OF RECORD.

FORM 10-K
A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 2, 1998, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WILL BE SENT TO ANY STOCKHOLDER UPON REQUEST IN WRITING TO:
          INVESTOR RELATIONS
          DISCOUNT AUTO PARTS, INC.
          4900 FRONTAGE ROAD, SOUTH
          LAKELAND, FLORIDA 33815

MARKET INFORMATION
THE COMPANY HAS NOT PAID OR DECLARED CASH DISTRIBUTIONS OR DIVIDENDS SINCE THE CONSUMMATION OF ITS INITIAL PUBLIC OFFERING IN AUGUST 1992, AND DOES NOT INTEND TO PAY CASH DIVIDENDS ON ITS COMMON STOCK IN THE FORESEEABLE FUTURE.

COMMON STOCK PRICE RANGE

            FISCAL 1998         FISCAL 1997
           -------------        -----------
           HIGH      LOW        HIGH    LOW
           ----      ---        ----    ---
QTR 1    20 15/16   17 5/8    26 1/4   22 3/8
QTR 2    24 15/16   18 3/16   25 7/8   21 1/4
QTR 3    22 5/8     18 1/2    26 3/8   12 7/8
QTR 4    25 5/8     21 1/8    19 1/4   14 1/4

OFFICERS AND DIRECTORS
PETER J. FONTAINE
CHAIRMAN, CHIEF EXECUTIVE OFFICER AND DIRECTOR

WILLIAM C. PERKINS
PRESIDENT, CHIEF OPERATING OFFICER AND DIRECTOR

C. MICHAEL MOORE
CHIEF FINANCIAL OFFICER AND SECRETARY

WARREN SHATZER
DIRECTOR
FORMER EXECUTIVE VICE PRESIDENT -- MERCHANDISING,
DISCOUNT AUTO PARTS, INC.

E.E. WARDLOW
DIRECTOR
FORMER PRESIDENT AND CHIEF OPERATING OFFICER,
KMART CORPORATION

A GORDON TUNSTALL
DIRECTOR
PRESIDENT, TUNSTALL CONSULTING

DAVID P. WALLING
DIRECTOR
FORMER VICE PRESIDENT, GENERAL CONTROLLER,
KMART CORPORATION

 [DISCOUNT AUTO PARTS LOGO]

   STORES AS OF AUGUST 12, 1998

    STATE                STORES

    FLORIDA               354
    GEORGIA                65
    MISSISSIPPI            25
    ALABAMA                17
    SOUTH CAROLINA          4
    LOUISIANA               2

   * DISTRIBUTION CENTER/
     CORPORATE HEADQUARTERS

                             [MAP OF UNITED STATES]

                           [DISCOUNT AUTO PARTS LOGO]

                           [DISCOUNT AUTO PARTS LOGO]

                             CORPORATE HEADQUARTERS
                           DISCOUNT AUTO PARTS, INC.
                           4900 FRONTAGE ROAD, SOUTH
                            LAKELAND, FLORIDA 33815
                           TELEPHONE: (941) 687-9226
                           WWW.DISCOUNTAUTOPARTS.NET