Form 10-K, Exhibit 13
period 1999-06-01
DISCOUNT AUTO PARTS INC
filed 1999-08-27
CIK 889409


PHOTO (EXTERIOR OF STORE)                                       ANNUAL REPORT

PHOTO (MARK MARTIN)
                                                           DISCOUNT AUTO PARTS LOGO

PHOTO (SINGLE TEAM MEMBER STOCKING SHELF)
                                                              Fiscal YEAR 1999
PHOTO (TEAM MEMBER DELIVERING PART TO
COMMERCIAL ACCOUNT)


                               TABLE OF CONTENTS


                                      PHOTOS ON FRONT COVER, FROM TOP TO BOTTOM:

                                  Mini-Depot Store #685 in Meridian, Mississippi

                  Corporate spokesperson, NASCAR Winston Cup driver, Mark Martin

                Discount Auto Parts Team Member's Insure High In-stock Positions

Timely Deliveries Are One of the Cornerstones of the Pro2Call Commercial Program



                               Discount Auto Parts, Inc. is one of the
                               Southeast's leading specialty retailers and suppliers of automotive replacement parts, maintenance items and accessories for both Do-It-Yourself ("DIY") consumers and professional mechanics and service technicians. As of August 9, 1999 Discount Auto Parts operated 573 stores located throughout Florida, Georgia, Mississippi, Alabama, Louisiana and South Carolina.

                                             LETTER TO SHAREHOLDERS AND TEAM                                 2

                                             SELECTED FINANCIAL DATA                                         7

                                             MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                                               CONDITION AND RESULTS OF OPERATIONS                           8

                                             CONSOLIDATED STATEMENTS OF INCOME                              16

                                             CONSOLIDATED BALANCE SHEETS                                    17

                                             CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY                18

                                             CONSOLIDATED STATEMENTS OF CASH FLOWS                          19

                                             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                     20

                                             REPORT OF MANAGEMENT                                           30

                                             REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS             31

                                             CORPORATE INFORMATION                                          32

             NET SALES                             INCOME FROM OPERATIONS
          (IN THOUSANDS)                               (IN THOUSANDS)
         (NET SALES GRAPH)                    (INCOME FROM OPERATIONS GRAPH)



     (NUMBER OF STORES GRAPH)                       (TEAM MEMBERS GRAPH)
          NUMBER OF STORES                              TEAM MEMBERS



DISCOUNT AUTO PARTS LOGO                                                       1

LETTER TO SHAREHOLDERS AND TEAM



                               TO OUR SHAREHOLDERS AND TEAM:
                                 Parts availability. Convenience. Competitive
                               pricing. That's the name of the game in the automotive replacement parts business. It's what today's demanding do-it-yourself (DIY) and commercial installer customers want from their automotive parts and accessories provider. Auto parts suppliers that deliver these three core elements with superior service consistently lead the industry.

                                 That's why Discount Auto Parts experienced
                               another record year of growth and profitability for fiscal year 1999. Sales for fiscal 1999 totaled a record $511 million, a 14.3% increase over previous years sales. Our operating income for fiscal 1999 totaled a record $55.9 million, representing a 10.9% operating margin. Our operating margins continue to be among the highest in our industry.

                               ACHIEVING GROWTH MILESTONES

                                 We reached
                               an
                               impressive
                               milestone in
                               November
                               1998, when
                               we opened
                               our 500th
                               store in
                               Titusville,
                               Florida. By
                               the end of
                               fiscal 1999,
                               our store                     (PHOTO)
                               count had               DISCOUNT AUTO PARTS
                               increased to            500 STORES & GROWING
                               558 stores,
                               representing
                               a 23.5%
                               increase
                               from 452
                               stores at
                               the end of
                               fiscal 1998.
                               We continue
                               to expand in
                               our existing
                               markets and open stores in exciting new markets. We entered our sixth state, Louisiana, in July 1998. During fiscal year 2000, additional stores will open in Louisiana, including our first New Orleans stores. We anticipate opening 80 to 90 new stores during fiscal year 2000.

                                 In September 1998, we acquired the Rose Auto
                               Parts chain. The purchase included 39 stores primarily in south Florida, further strengthening our already dominant position in south Florida. We refurbished and reopened 26 stores under the Discount Auto Parts banner, and we permanently closed 13 of the acquired locations.


2                                                       DISCOUNT AUTO PARTS LOGO

  We have developed a formula for successful expansion into new and existing markets, whether we grow through acquisition or new store construction. Simply put, we open stores that are efficiently run by Team Members who are empowered to give our customers excellent service with a broad assortment of available, quality parts at low prices. Our sheer number of stores ensures convenience to our customers. This formula has enabled us to expand rapidly, while positioning us in new markets to be a dominant auto parts supplier.

ENHANCING PARTS AVAILABILITY

  In our marketing efforts, we promise customers that when they need parts we will be the place to start. We deliver on this promise by seeking to have the right parts available at the right place, at the right time and at the right price. We can only do so with superior parts availability, which we believe we achieve through effective utilization of our Parts Express program. We successfully tested the concept during fiscal year 1997 with one location. Based on those results, we added 3 Parts Express locations during fiscal 1998, and 4 additional locations in fiscal 1999. We expect to add 2 to 4 additional Parts Express locations in fiscal 2000.

  Our Parts Express program allows us to offer a significantly expanded inventory of parts to our customers by rapidly delivering additional inventory to our stores as needed. The Parts Express facilities (which operate like mini-satellite warehouses) support our standard mini-depot stores, which typically carries approximately 15,000 SKUs. It also supports our depot, hub and commercial stores, which stock between 17,500 and 22,000 SKUs. Parts Express shuttles needed parts to our stores to meet customer demand. This means that customers can and do get the right part where and when they need it and at a competitive price.

  In addition to Parts Express, we have
pushed our inventory closer to our
customers by rolling out our new perpetual
inventory system in all stores. This new
inventory management system helps each
store stock items that reflect that store's
individual market conditions. Stores are
better able to carry the parts that suit
their customers' needs, while at the same
time reducing or eliminating slow or
non-moving items from their shelves. In
addition, the new automated inventory
management system helps free up the store           INTEGRATED PARTS LOOK-UP
manager's time, allowing him or her to              SYSTEMS ENHANCE THE
better coach and develop their Team.                STORES ABILITY TO SOURCE
                                                    INVENTORY
  To further enhance our inventory
management, we have launched an integrated parts look-up system in the stores. The system capitalizes on our greater inventory availability and accelerates our Team
Members' response to customers' needs. The system permits Team Members to more quickly locate parts in surrounding stores, if needed. It basically augments each store's on-hand inventory by calling upon inventory in Parts Express facilities or other stores.

DISCOUNT AUTO PARTS LOGO                                                       3

  All of our inventory needs currently are supported by the expansion of our Lakeland, Florida, distribution center to 600,000 square feet in fiscal 1999. The newly expanded center can support approximately 700 stores and will accommodate 50,000 to 60,000 SKUs. A second strategically located distribution center is anticipated in the fall of calendar year 2000 to support our continuing store expansion efforts.

DEVELOPING COMMERCIAL BUSINESS

  Parts availability helps us capitalize not only on the DIY market but also on commercial business. According to our research, one critical need of professional mechanics and service technicians is parts availability. Discount Auto Parts is uniquely positioned to satisfy this need in most markets in which we operate. That's because we tend to have expanded inventory availability and more stores in more locations than our competitors.

  During fiscal year 1999, we continued our commitment to building our commercial business, which we launched in the second half of fiscal 1998 under the Pro2Call name. With this initiative, we are leveraging our bricks and mortar infrastructure of stores and our Team Members' hard work to capitalize on what we believe to be a tremendous opportunity in commercial sales. The market is estimated to be approximately $50 billion nationwide and $3 billion in Florida alone.

  We believe our system is unique.
Commercial customers call a central
toll-free number, which rings to our Call
Center. Qualified parts people staff the Call Center, most of whom are ASE certified. They source the desired part from the store closest to the customer and arrange for its delivery to the mechanic generally within 30 minutes.

  As we enter new markets, we will continue          STATE-OF-THE-ART TECHNOLOGY
to work to maximize the return on our                ENABLES THE CALL CENTER TO
capital investment and increase shareholder          PROVIDE SUPERIOR CUSTOMER
value, by serving both DIY and commercial            SERVICE
accounts with our strategy of store
saturation and with support from our Parts
Express program. We currently serve
commercial accounts through approximately
150 stores in Florida. Our goal is to
service commercial delivery from
approximately two-thirds of our total
stores by fiscal year 2001.

  Because the commercial market is highly fragmented, we believe it offers tremendous potential. We also believe we will be successful in our commercial endeavor because of the efficiency of our product distribution, the market saturation of our stores and our commitment to parts availability. Considering that our Parts Express locations stock approximately 95 percent of the parts most widely needed by commercial accounts, we believe this is a realistic goal. We particularly see opportunity to become the dominant parts supplier to automotive mechanics in Florida, where we have the highest concentration of stores.


4                                                       DISCOUNT AUTO PARTS LOGO

ATTRACTING CUSTOMERS FOR A LIFETIME

  Just as we are making in-roads in our commercial development efforts, we are also making strides in our marketing efforts to the DIYer. Our most recent initiative on this front is the formation of a Discount Auto Parts Racing Team developed to tap into the passionate auto racing fans who comprise a significant portion of our core DIY customer.

  Discount Auto Parts has long been a sponsor and supporter of various auto racing drivers, teams and events; but in fiscal 1999, we began marketing all of our racing involvement under the Discount Auto Parts Racing Team banner. The kingpin of this umbrella initiative is a multi-year affiliation with popular NASCAR driver Mark Martin. As one of the most respected, competitive and successful drivers on the NASCAR circuit, Martin has helped elevate the Discount Auto Parts brand in the eyes of our core customers, on both the DIY and commercial sides of our business.

  Further building the Racing Team aura is our continued title sponsorship of the Discount Auto Parts 200 held each year in February at the Daytona International Speedway and our sponsorship of the Hooters ProCup Series, a southeast regional auto racing circuit. We also support a variety of additional auto racing events, including Monster Truck Shows that are wildly popular with our customers.

  Research shows that auto-racing fans are some of the most loyal supporters of sponsors of any sport today. So we are dedicated to getting closer to our core customers by increasing our Racing Team's market presence and by expanding its activities and affiliations in fiscal 2000.

BUILDING THE TEAM

  None of our growth, systems or inventory expansion, commercial program development or marketing successes would be possible without the continued hard work and dedication of our more than 5,500 Discount
Auto Parts Team Members. We are proud of their accomplishments and their ability to serve our ever-expanding network of DIY and commercial customers.

  Throughout our 28-year success story, we
have remained true to the core operating
philosophy of our founders Herman Fontaine
and Denis Fontaine: "There is only one way
to build a business. First you build the               THOUSANDS OF HIGH QUALITY
Team, and then the Team builds the                     PARTS AND ACCESSORIES ARE
business. There is no other way."                      AVAILABLE IN EVERY STORE

  We accomplish this through ongoing
training and development, giving our
diverse group of Team Members the highest level of training and support of any automotive aftermarket supplier today. New leadership positions are created on a regular basis by both new store expansion and commercial delivery opportunities. The result is a seasoned and well-trained Team.


DISCOUNT AUTO PARTS LOGO                                                       5

  Team, Customers, Ideas, or TCI as our Team Members know it. It's the three-part philosophy upon which our Team Members build their careers with Discount Auto Parts. It's a belief system that inspires our Team to attack new markets and new business lines with the goal of serving customers for a lifetime. It empowers our Team Members to continually renew themselves with new ideas for enhanced customer service and new ways of doing business more productively.

PREPARING THE WAY

  As you can see, many milestones marked fiscal year 1999. We once again achieved impressive growth, made tremendous strides in delivering parts availability to both our DIY and commercial customers, further developed our commercial business, stepped up our auto racing marketing and continued our emphasis on the Team.

  We believe that all of these efforts have prepared the way for an even more successful and profitable fiscal year 2000. We have laid the foundation for a bright future for Discount Auto Parts, and we very much look forward to realizing the tremendous potential we envision as one of the southeast's leading specialty retailers and suppliers of automotive parts and accessories.


/s/ Peter J. Fontaine                 /s/ William C. Perkins
-----------------------               -----------------------
Peter J. Fontaine                     William C. Perkins
Chairman and                          President and
Chief Executive Officer               Chief Operating Officer



                                                CHAIRMAN AND CHIEF EXECUTIVE
                                                OFFICER, PETER J. FONTAINE;
                                                PRESIDENT AND CHIEF OPERATING
                                                OFFICER, WILLIAM C. PERKINS


6                                                       DISCOUNT AUTO PARTS LOGO

                            SELECTED FINANCIAL DATA

                                                                               FISCAL YEAR ENDED
                                                              ----------------------------------------------------
                                                               JUNE 1     JUNE 2     JUNE 3     MAY 28     MAY 30
                                                                1999       1998     1997(1)      1996       1995
                                                              --------   --------   --------   --------   --------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA AND
                                                                            SELECTED OPERATING DATA)
INCOME STATEMENT DATA
Net sales...................................................  $511,483   $447,491   $405,186   $307,476   $253,700
Cost of sales, including distribution costs.................   302,843    271,404    256,646    186,917    158,710
                                                              --------   --------   --------   --------   --------
Gross profit................................................   208,640    176,087    148,540    120,559     94,990
Selling, general and administrative expenses................   152,777    124,125    101,336     80,090     64,081
                                                              --------   --------   --------   --------   --------
Income from operations......................................    55,863     51,962     47,204     40,469     30,909
Other income, net...........................................       817      2,434        187      1,164      1,133
Litigation settlement.......................................        --         --    (20,545)        --         --
Gain on life insurance proceeds.............................        --         --         --         --      4,836
Interest expense............................................   (12,856)   (10,203)    (6,125)    (5,078)    (6,295)
                                                              --------   --------   --------   --------   --------
Income before income taxes and cumulative effect of change
  in accounting principle...................................    43,824     44,193     20,721     36,555     30,583
Income taxes................................................    16,766     17,013      7,980     14,092     10,020
                                                              --------   --------   --------   --------   --------
Income before cumulative effect of change in accounting
  principle.................................................    27,058     27,180     12,741     22,463     20,563
Cumulative effect of change in accounting principle, net of
  income tax benefit........................................    (8,245)        --         --         --         --
                                                              --------   --------   --------   --------   --------
Net income..................................................  $ 18,813   $ 27,180   $ 12,741   $ 22,463   $ 20,563
                                                              ========   ========   ========   ========   ========
Net income (loss) per basic share from:
  Income before cumulative effect of change in accounting
    principle...............................................  $   1.63   $   1.64   $   0.77   $   1.44   $   1.48
  Cumulative effect of change in accounting principle.......     (0.50)        --         --         --         --
                                                              --------   --------   --------   --------   --------
  Net income................................................  $   1.13   $   1.64   $   0.77   $   1.44   $   1.48
                                                              ========   ========   ========   ========   ========
Net income (loss) per diluted share from:
  Income before cumulative effect of change in accounting
    principle...............................................  $   1.61   $   1.63   $   0.77   $   1.41   $   1.47
  Cumulative effect of change in accounting principle.......     (0.49)        --         --         --         --
                                                              --------   --------   --------   --------   --------
  Net income................................................  $   1.12   $   1.63   $   0.77   $   1.41   $   1.47
                                                              ========   ========   ========   ========   ========
Average common shares outstanding...........................    16,650     16,604     16,581     15,647     13,907
Dilutive effect of stock options............................       153        111         73        257         50
                                                              --------   --------   --------   --------   --------
Average common shares outstanding -- assuming dilution......    16,803     16,715     16,654     15,904     13,957
                                                              ========   ========   ========   ========   ========
SELECTED OPERATING DATA
Number of stores at year end................................       558        452        400        314        248
Total store square footage at year end (in thousands)(2)....     2,450      2,007      1,836      1,610      1,405
Average net sales per store (in thousands)(3)(4)............  $  1,013   $  1,050   $  1,023   $  1,094   $  1,113
Average net sales per square foot(3)(4).....................  $    230   $    233   $    212   $    204   $    195
Percentage increase (decrease) in comparable store net
  sales(4)(5)...............................................        .6%       7.7%       (.6%)      4.9%       5.8%
Team members................................................     5,586      4,350      3,677      3,148      2,826
BALANCE SHEET DATA
Inventories.................................................  $209,028   $172,027   $151,644   $111,408   $ 91,187
Working capital.............................................   128,939    105,662     80,573     59,801     46,420
Property and equipment, net.................................   374,577    314,519    265,589    208,094    166,169
Total assets................................................   620,314    511,735    443,066    338,263    270,832
Long-term debt, excluding current maturities................   224,800    160,695    114,117     50,400     94,550
Stockholders' equity........................................   276,766    256,885    229,061    216,046    117,895

---------------

(1) Fiscal year 1997 consisted of 53 weeks; all other years reported consisted of 52 weeks.
(2) Store square footage includes only selling and merchandising space.
(3) Average net sales per store and average net sales per square foot are based on the average of beginning and ending number of stores and store square footage for the respective period. For fiscal 1997, average net sales per store and average net sales per square foot have been adjusted to exclude the effect of the fifty-third week.
(4) The amounts shown for fiscal 1997 exclude commercial sales of air conditioning products, such as freon. If these commercial sales of freon were to have been included, the average net sales per store, average net sales per square foot and the increase in comparable store sales for fiscal 1997 would have been $1,115,000, $231 and 9.7%, respectively.
(5) Comparable store net sales data are calculated based on the change in net sales of all stores open at the beginning of the preceding fiscal year. The fiscal 1997 amount has been adjusted to exclude the effect of the fifty-third week.

DISCOUNT AUTO PARTS LOGO                                                      7

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, the income statement data and the percentage of the Company's net sales represented by each line presented:

                                                                   FISCAL YEAR ENDED
                                                 ------------------------------------------------------
                                                  JUNE 1             JUNE 2             JUNE 3
                                                   1999       %       1998       %       1997       %
                                                 --------   -----   --------   -----   --------   -----
                                                                 (DOLLARS IN THOUSANDS)

Net sales......................................  $511,483   100.0%  $447,491   100.0%  $405,186   100.0%
Cost of sales, including distribution costs....   302,843    59.2    271,404    60.7    256,646    63.3
                                                 --------   -----   --------   -----   --------   -----
  Gross profit.................................   208,640    40.8    176,087    39.3    148,540    36.7
Selling, general and administrative expenses...   152,777    29.9    124,125    27.7    101,336    25.0
                                                 --------   -----   --------   -----   --------   -----
  Income from operations.......................    55,863    10.9     51,962    11.6     47,204    11.7
Litigation settlement..........................        --      --         --      --    (20,545)   (5.1)
Other income, net..............................       817      .2      2,434      .6        187      --
Interest expense...............................   (12,856)   (2.5)   (10,203)   (2.3)    (6,125)   (1.5)
                                                 --------   -----   --------   -----   --------   -----
Income before income taxes and cumulative
  effect of change in accounting principle.....    43,824     8.6     44,193     9.9     20,721     5.1
Income taxes...................................    16,766     3.3     17,013     3.8      7,980     2.0
                                                 --------   -----   --------   -----   --------   -----
  Income before cumulative effect of change in
     accounting principle......................    27,058     5.3     27,180     6.1     12,741     3.1
Cumulative effect of change in accounting
     principle, net of income tax benefit......    (8,245)   (1.6)        --      --         --      --
                                                 --------   -----   --------   -----   --------   -----
  Net income...................................  $ 18,813     3.7%  $ 27,180     6.1%  $ 12,741     3.1%
                                                 ========   =====   ========   =====   ========   =====

FISCAL 1999 COMPARED TO FISCAL 1998

  Net sales for the fifty-two week period ended June 1, 1999 increased 14.3% to $511.5 million, from $447.5 million a year earlier. Comparable store sales increased 1% for fiscal 1999. Comparable store sales results include sales from the Company's commercial delivery program. The balance of the increase in total sales was attributable to sales from new stores opened since the beginning of fiscal 1998, as well as sales associated with the Rose Auto Parts stores which were acquired effective September 28, 1998. As of June 1, 1999, the Company had 558 stores in operation compared to 452 at the end of fiscal 1998.


8                                                       DISCOUNT AUTO PARTS LOGO

  Gross profit for the fifty-two week period ended June 1, 1999 was $208.6 million, or 40.8% of net sales, compared with $176.1 million, or 39.3% for fiscal 1998. Gross profit for fiscal 1999 was reduced by $1.3 million for the estimated current year impact of the Company's change in inventory accounting method, as discussed below. The improvement in gross margins for fiscal 1999 was due in part to overall lower product cost, a shift in merchandising strategies to promote higher gross margin product offerings, and a shift in vendor cooperative advertising allowances to direct product purchase price reductions.

  Selling, general and administrative ("SG&A") expenses for fiscal 1999 increased by $28.7 million over such expenses for fiscal 1998, and increased as a percentage of net sales from 27.7% in fiscal 1998 to 29.9% in fiscal 1999. The increase, as a percentage of sales, was primarily due to the expenses incurred related to the implementation and expansion of the Company's commercial delivery program and the shift in cooperative advertising credits to direct product purchase price reductions.

  Income from operations for fiscal 1999 increased 7.5% to $55.9 million as compared to $52.0 million for fiscal 1998. Operating margins for fiscal 1999 were 10.9% as compared to 11.6% for fiscal 1998. Operating income and the resulting operating margin for fiscal 1999 were negatively impacted by the implementation and expansion of the Company's commercial delivery program. Excluding the estimated $4.8 million operating loss impact of the commercial delivery program, the operating margin for fiscal 1999 would have been approximately 11.9%.

  Interest expense for fiscal 1999 was $12.9 million as compared to $10.2 million for fiscal 1998. The increase was primarily the result of increased borrowings associated with new store growth and the costs associated with the expansion of the Company's existing distribution center and corporate office space which was completed in the first half of fiscal 1999.

  Other income for fiscal 1998 included a $4.0 million fee received from the termination of the proposed acquisition of Hi-Lo Automotive, Inc., less related expenses.

  The Company's effective tax rate for fiscal 1999 was 38.3% as compared to 38.5% in fiscal 1998.

  Including the negative earnings impact of the implementation and expansion of the commercial delivery program, income before cumulative effect of change in accounting principle for fiscal 1999 was $27.1 million or $1.61 per diluted share as compared to $27.2 million or $1.63 per diluted share for fiscal 1998.

  During the fourth quarter of fiscal 1999, the Company implemented a change in its method of accounting for store inventories from the first-in, first-out retail inventory method to the weighted average cost method. The Company believes the new method for computing inventory is preferable because it more accurately measures the cost of the Company's merchandise and produces a better matching of revenues and expenses. The Company made this change in connection with new computerized store-level perpetual inventory systems installed throughout fiscal 1999. Accordingly, it is believed that the new inventory valuation method will better correspond with the Company's current operating practices for store inventory management. As a result of this change in accounting method, the Company reported a


DISCOUNT AUTO PARTS LOGO                                                       9
non-cash, fiscal 1999 after tax charge of $8.2 million, or $.49 per diluted share, representing the beginning of the year impact of the change in accounting method.

  As a result of the above factors, net income for fiscal 1999 was $18.8 million, or $1.12 per diluted share as compared to $27.2 million, or $1.63 per diluted share, for fiscal 1998.

FISCAL 1998 COMPARED TO FISCAL 1997

  Net sales for the fifty-two week period ended June 2, 1998 increased 10.4%, to $447.5 million, from $405.2 million a year earlier. Commercial sales of R-12 freon represented approximately $32.7 million or 8.1% of the total sales for fiscal 1997. Such commercial sales were negligible for fiscal 1998. Excluding the impact of such commercial sales and the extra week in fiscal 1997, traditional DIY retail sales for fiscal 1998 increased 22.5% over the comparable fiscal 1997 period. Traditional DIY comparable store sales increased 7.7% for fiscal 1998 as compared to fiscal 1997, after excluding the effect of the extra week. When including commercial sales of freon in comparable store sales for fiscal 1997, comparable store sales would have reflected a decrease of 1.9% for fiscal 1998. The remaining increase in net sales from the Company's core operations was attributable to sales from new stores opened since the beginning of fiscal 1997. As of June 2, 1998, the Company had 452 stores in operation compared to 400 at the end of fiscal 1997.

  Gross profit for the fifty-two week period ended June 2, 1998 was $176.1 million, or 39.3% of net sales, compared with $148.5 million, or 36.7% for fiscal 1997. The improvement in gross margins for fiscal 1998 was due in part to the higher level of commercial sales of R-12 freon in the fiscal 1997 comparable period, which generally had lower gross margins due to the product's commodity nature. Excluding the impact of commercial freon sales in fiscal 1997, the gross margin would have been 38.0% for fiscal 1997. The remaining improvement in gross margin for fiscal 1998 was primarily attributable to lower product costs and modifications to the Company's merchandising strategy.

  SG&A expenses for fiscal 1998 increased by $22.8 million over such expenses for fiscal 1997, and increased as a percentage of net sales from 25.0% in fiscal 1997 to 27.7% in fiscal 1998. The increase was primarily the result of higher levels of commercial sales of R-12 freon in fiscal 1997. Such commercial sales generally had very limited associated SG&A expenses. Excluding the commercial sales of R-12 freon, SG&A expenses as a percentage of sales for fiscal 1997 would have been 27.2%. After the exclusion of such sales, the increase in SG&A expense as a percentage of sales for fiscal 1998 was primarily attributable to expenses incurred in the development and roll-out of the Company's commercial delivery program.

  Income from operations for fiscal 1998 increased 10.1% to $52.0 million as compared to $47.2 million for fiscal 1997. Income from operations for fiscal 1997 include earnings associated with commercial sales of freon while similar sales generally were not made in fiscal 1998. The fiscal 1997 income from operations also reflects an extra week of results. When excluding the impact of such commercial sales and the effects of the extra week of


10                                                      DISCOUNT AUTO PARTS LOGO
operations in the fiscal 1997 period, traditional DIY operating income (which reflects operating income exclusive of commercial freon sales and associated cost of sales) increased 31.6% for fiscal 1998 over the fiscal 1997 results.

  As further discussed in Note 11 of the Notes to Consolidated Financial Statements, the Company reached an agreement in July 1997 to settle a lawsuit brought by Airgas, Inc. and certain Airgas affiliates against several defendants, including the Company and one of its employees. As a result of the settlement, the Company recorded a pre-tax charge of $20.5 million in the fourth quarter of fiscal 1997. The charge reflects the payments made pursuant to the terms of the actual settlement plus associated legal and professional fees.

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

LIQUIDITY AND CAPITAL RESOURCES

  Net cash provided by operating activities was $23.8 in fiscal 1999, $14.5 million in fiscal 1998, and $8.7 million in fiscal 1997. The primary reason for the increase in fiscal 1999 over fiscal 1998 was the funding of the Airgas litigation and related income tax impact, which occurred in fiscal 1998. The increase in fiscal 1998 over fiscal 1997 was primarily due to an increase in fiscal 1998 net income and the lower inventory growth in fiscal 1998.

  Capital expenditures for fiscal 1999 were $81.0 million as compared to $64.6 million in fiscal 1998 and $70.2 million in fiscal 1997. Capital expenditures have fluctuated over the periods primarily based on new store openings in the respective periods. Capital expenditures for fiscal 1999 primarily related to the 80 new stores opened (excluding the 26 leased Rose Auto Stores) and costs associated with the completion of the expansion of the Company's distribution center and additional office space.

  In July 1998, the Company completed the expansion of its distribution center to double its size. The expanded distribution center, which is comprised of approximately 600,000 square feet, should be capable of serving approximately 700 stores. Additional office space and support facilities were also completed during fiscal 1999. The expanded distribution center also provides service to the Company's Parts Express warehouses, and is being utilized to support the commercial delivery program. During fiscal 1999, the Company spent approximately $11.5 million on the distribution center and office expansion projects.


DISCOUNT AUTO PARTS LOGO                                                      11

  The Company is currently in the process of planning and developing a second distribution center. Such distribution center is expected to be opened and operational in the fall of calendar year 2000. Capital expenditures associated with the second distribution center are still being finalized, but are expected to be approximately $20 million to $25 million.

  The Company also continued the roll-out of a commercial delivery service, which began in the third quarter of fiscal 1998. The Company's commercial delivery service consists of a program whereby commercial customers (such as auto service centers, commercial mechanics, garages and the like) establish commercial accounts with the Company and order automotive parts from the Company and such parts are delivered from, or can be picked up from, nearby Discount Auto Parts stores. The commercial delivery program is expected to require the Company to extend trade credit to certain of the commercial account customers as part of the ordinary course of business. The extension of such trade credit will increase the capital requirements associated with the roll-out of the program and will expose the Company to credit risk from uncollectible accounts. The Company has established systems to manage and control such credit risk. The amount of capital that is needed to cover extension of trade credit will be dependent in large part upon the success of the commercial delivery service roll-out and how quickly the commercial business develops. Because this is a relatively new aspect of the auto parts supply business for the Company, there are risks associated with the Company's entry into this new aspect of the business and there can be no assurance as to if or when the commercial delivery service business will be profitable or as to whether the Company will experience any financial or other challenges in managing and controlling the credit risk.

  As further discussed in Note 5 of the Notes to Consolidated Financial Statements, effective September 28, 1998, the Company acquired substantially all of the assets of Rose Auto Parts stores for approximately $8.2 million. Funding for the acquisition was provided from available borrowings under the Company's revolving line of credit.

  The Company anticipates that total capital expenditures for fiscal 2000, including the costs associated with the addition of approximately 80 to 90 new stores, initial construction of the second distribution center and the working capital costs associated with the continued expansion of the commercial delivery service, will be in the range of $70 million to $75 million.

  The Company has historically been able to finance most of its new store growth through unsecured lines of credit and medium and longer term mortgage financing provided by banks and other institutional lenders, and through cash flow from operations. As further discussed in Note 4 of the Notes to Consolidated Financial Statements, effective July 29, 1999, the Company entered into a new five year $265 million unsecured revolving credit facility with a syndicate of banks. The new agreement replaces the previous $175 million revolving credit facility. As of July 29, 1999, the Company had approximately $72.4 million of additional borrowing availability under its new $265 million revolving credit facility.

  Consistent with its historical practice, the Company expects to finance both its short and long-term liquidity needs for new store growth, as to land and buildings, primarily through these lines of credit and mortgage financing (renewals and replacements thereof), and as to equipment and fixtures, primarily through cash flow from


12                                                      DISCOUNT AUTO PARTS LOGO
operations. The Company's new store development program also requires significant working capital, principally for inventories. The Company has historically used trade credit to partially finance new store inventories and has been successful in negotiating extended payment terms and incentives from many suppliers through volume purchases. The Company believes that it will be able to continue financing some of its inventory growth through the extension of favorable payment terms and incentives from its vendors, but there can be no assurance that the Company will be successful in doing so. The additional funding for inventory expansion has been provided in large part from cash flow from operations.

  As of June 1, 1999, 77 or 13.8% of the Company's stores were leased. Although the Company generally anticipates a similar own/lease percentage relationship for new stores in the future, the Company may explore opportunities, which could lead to increases in this percentage.

  The Company believes that the expected cash flows from operations, available bank borrowings and trade credit will be sufficient to fund the capital and liquidity needs of the Company through fiscal 2001. The Company expects that by the end of fiscal 2001 additional funding sources will be necessary to supplement the new revolving credit facility.

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

YEAR 2000

  The Year 2000 issue results from computer programs and electronic circuitry that do not differentiate between the year 1900 and the year 2000 because they are written using two rather than four digit dates to define the applicable year. If not corrected, many computer applications and date-sensitive devices could fail or produce erroneous results when processing dates after December 31, 1999. The Year 2000 issue affects virtually all companies and organizations, including the Company.

  The Company employs a number of information technology systems in its operations, including, without limitation, computer networking systems, financial systems and other similar systems, some of which are internally developed and others are licensed from outside vendors. A number of these systems have been recently implemented by the Company and thus most of these recently implemented systems are believed to be Year 2000 compliant.

DISCOUNT AUTO PARTS LOGO                                                      13

Management developed and has been pursuing a plan to modify the Company's other information technology systems. As of July 1999, this plan was substantially complete.

  Throughout its operations, the Company also employs electronic equipment such as building security, product handling and other devices containing embedded electronic circuits. The Company has identified and prioritized the embedded technology devices which may be deemed to be mission critical or that tend to have a more significant impact on normal operations. A team of internal staff and management that has been identified to manage the Company's Year 2000 initiative has developed and is in the process of completing the implementation of a separate plan to upgrade these higher priority embedded technology devices. Management currently expects these activities to be substantially complete by September 1999.

  The Company anticipates spending less than $250,000 to address the Year 2000 issue. This includes the estimated costs of all equipment upgrades, software modifications, the salaries of employees, and the fees of consultants addressing the issue. The majority of these funds were spent January through June 1999. The funds to pay for addressing the Year 2000 issue have come from available funds. The Company believes that the cost of addressing the Year 2000 issue will not have a material effect on the Company's consolidated financial position or results of operations.

  The Company is also in the process of evaluating and managing the potential risk posed by the impact of the Year 2000 issue on its major suppliers and vendors. Formal and informal communications with these major suppliers and vendors have been initiated, with an expectation and plan to substantially complete an assessment in this regard by September 1999. However, it may be difficult to determine with any certainty whether such suppliers and vendors will be able to successfully address the Year 2000 issue with respect to their own systems and thus be able to process purchase orders immediately following January 1, 2000.

  Should the Company or any third party with whom the Company has a significant business relationship have a systems failure due to the century change, the Company believes that the most significant impact would likely be the inability, with respect to a store or group of stores, to conduct operations due to a power failure, to timely deliver inventory, to receive certain products from vendors, or to electronically process sales to the customer at the store level. The Company does not expect any such event to have a significant effect on its overall operations. However, the Company's initiatives with respect to the Year 2000 issue are subject to a variety of risks and uncertainties, some of which are beyond the Company's control. The failure of the Company or any of its major suppliers or vendors to achieve Year 2000 readiness could have adverse impacts on the Company's business operations not currently anticipated, which in turn could have an adverse effect on the Company's future financial results. Accordingly, the Company is in the process of developing contingency plans for such events and estimates such plans will be finalized by approximately September 1999.


14                                                      DISCOUNT AUTO PARTS LOGO

FORWARD LOOKING STATEMENTS

  The Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report contain forward looking statements that are based on the current expectations, estimates and projections about the industry in which the Company operates, management's beliefs and the assumptions made by management. These statements include the words "anticipates", "expects", "expected", "should", and "believes", variations of such words, and similar expressions which are intended to identify such forward looking statements. These forward looking statements are subject to potential risks and uncertainties that could cause actual results to differ materially from historical results or those currently anticipated.

  These potential risks and uncertainties include, but are not limited to, increased competition, extent of the market demand for auto parts, availability of inventory supply, propriety of inventory mix, adequacy and perception of customer service, product quality and defect experience, availability of and ability to take advantage of vendor pricing programs and incentives, sourcing availability, rate of new store openings, cannibalization of store sites, mix and types of merchandise sold, governmental regulation of products, new store development and the like, performance of information systems, effectiveness of deliveries from the distribution center, ability to hire, train and retain qualified team members, availability of quality store sites, ability to successfully implement the commercial delivery service, credit risk associated with the commercial delivery service, environmental risks, availability of expanded and extended credit facilities, Year 2000 compliance issues, expenses associated with investigations concerning freon matters, and potential for liability with respect to these matters and other risks.


DISCOUNT AUTO PARTS LOGO                                                      15

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                      FISCAL YEAR ENDED
                                                              ---------------------------------
                                                               JUNE 1      JUNE 2      JUNE 3
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                               (IN THOUSANDS, EXCEPT PER SHARE
                                                                          AMOUNTS)
Net sales...................................................  $511,483    $447,491    $405,186
Cost of sales, including distribution costs.................   302,843     271,404     256,646
                                                              --------    --------    --------
  Gross profit..............................................   208,640     176,087     148,540
Selling, general and administrative expenses................   152,777     124,125     101,336
                                                              --------    --------    --------
  Income from operations....................................    55,863      51,962      47,204
Litigation settlement.......................................        --          --     (20,545)
Other income, net...........................................       817       2,434         187
Interest expense............................................   (12,856)    (10,203)     (6,125)
                                                              --------    --------    --------
Income before income taxes and cumulative effect of change
  in accounting principle...................................    43,824      44,193      20,721
Income taxes................................................    16,766      17,013       7,980
                                                              --------    --------    --------
  Income before cumulative effect of change in accounting
     principle..............................................    27,058      27,180      12,741
Cumulative effect of change in accounting principle, net of
  income tax benefit........................................    (8,245)         --          --
                                                              --------    --------    --------
  Net income................................................  $ 18,813    $ 27,180    $ 12,741
                                                              ========    ========    ========
Net income (loss) per basic share from:
     Income before cumulative effect of change in accounting
      principle.............................................  $   1.63    $   1.64    $   0.77
     Cumulative effect of change in accounting principle....     (0.50)         --          --
                                                              --------    --------    --------
  Net income................................................  $   1.13    $   1.64    $   0.77
                                                              ========    ========    ========
Net income (loss) per diluted share from:
     Income before cumulative effect of change in accounting
      principle.............................................  $   1.61    $   1.63    $   0.77
     Cumulative effect of change in accounting principle....     (0.49)         --          --
                                                              --------    --------    --------
  Net income................................................  $   1.12    $   1.63    $   0.77
                                                              ========    ========    ========

Average common shares outstanding...........................    16,650      16,604      16,581
Dilutive effect of stock options............................       153         111          73
                                                              --------    --------    --------
Average common shares outstanding -- assuming dilution......    16,803      16,715      16,654
                                                              ========    ========    ========

See accompanying notes.


16                                                      DISCOUNT AUTO PARTS LOGO

                          CONSOLIDATED BALANCE SHEETS

                                                               JUNE 1     JUNE 2
                                                                1999       1998
                                                              --------   --------
                                                                (IN THOUSANDS)
          ASSETS
Current assets:
     Cash...................................................  $  8,795   $  5,064
     Inventories............................................   209,028    172,027
     Prepaid expenses and other current assets..............    20,363     17,657
     Deferred income taxes..................................     2,410         --
                                                              --------   --------
          Total current assets..............................   240,596    194,748

Property and equipment......................................   457,994    379,991
     Less allowances for depreciation and amortization......   (83,417)   (65,472)
                                                              --------   --------
                                                               374,577    314,519
Other assets................................................     5,141      2,468
                                                              --------   --------
Total assets................................................  $620,314   $511,735
                                                              ========   ========
          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Trade accounts payable.................................  $ 87,867   $ 67,083
     Accrued salaries, wages and benefits...................     8,008      7,317
     Deferred income taxes..................................        --      1,101
     Other current liabilities..............................    13,382     11,185
     Current maturities of long-term debt...................     2,400      2,400
                                                              --------   --------
          Total current liabilities.........................   111,657     89,086
Deferred income taxes.......................................     7,091      5,069
Long-term debt..............................................   224,800    160,695
Stockholders' equity:
     Preferred stock, $.01 par value, 5,000 shares
      authorized, none issued or outstanding................        --         --
     Common Stock, $.01 par value, 50,000 shares authorized,
      16,690 and 16,630 shares issued and outstanding at
      June 1, 1999 and June 2, 1998, respectively...........       167        166
     Additional paid-in capital.............................   142,230    141,163
     Retained earnings......................................   134,369    115,556
                                                              --------   --------
          Total stockholders' equity........................   276,766    256,885
                                                              --------   --------
Total liabilities and stockholders' equity..................  $620,314   $511,735
                                                              ========   ========

See accompanying notes.


DISCOUNT AUTO PARTS LOGO                                                      17

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                           COMMON STOCK     ADDITIONAL
                                              PREFERRED   ---------------    PAID-IN     RETAINED
                                                STOCK     SHARES   AMOUNT    CAPITAL     EARNINGS    TOTAL
                                              ---------   ------   ------   ----------   --------   --------
                                                                      (IN THOUSANDS)
Balance at May 28, 1996.....................   $    --    16,575    $166     $140,245    $ 75,635   $216,046
Stock issued under stock purchase and stock
  option plans..............................                  19      --          274          --        274
Net income..................................                                               12,741     12,741
                                               -------    ------    ----     --------    --------   --------
Balance at June 3, 1997.....................        --    16,594     166      140,519      88,376    229,061
Stock issued under stock purchase and stock
  option plans..............................                  36      --          644          --        644
Net income..................................                                               27,180     27,180
                                               -------    ------    ----     --------    --------   --------
Balance at June 2, 1998.....................        --    16,630     166      141,163     115,556    256,885
Stock issued under stock purchase and stock
  option plans..............................                  60       1        1,067          --      1,068
Net income..................................                                               18,813     18,813
                                               -------    ------    ----     --------    --------   --------
Balance at June 1, 1999.....................   $    --    16,690    $167     $142,230    $134,369   $276,766
                                               =======    ======    ====     ========    ========   ========

See accompanying notes.


18                                                      DISCOUNT AUTO PARTS LOGO

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   FISCAL YEAR ENDED
                                                              ----------------------------
                                                              JUNE 1     JUNE 2    JUNE 3
                                                               1999       1998      1997
                                                              -------   --------   -------
                                                                     (IN THOUSANDS)
OPERATING ACTIVITIES
Net income..................................................  $18,813   $ 27,180   $12,741
Adjustments to reconcile net income to net cash provided by
  operating activities:
     Depreciation and amortization..........................   18,555     15,011    12,490
     Cumulative effect of change in accounting principle....    8,245         --        --
     Deferred income tax (benefit) expense..................   (1,489)     8,718    (6,344)
     Gain on disposals of property and equipment............     (594)      (783)      (92)
     Changes in operating assets and liabilities:
       (Increase) in inventories............................  (37,840)   (20,383)  (40,236)
       (Increase) in prepaid expenses and other current
        assets..............................................   (2,706)    (5,325)   (3,135)
       (Increase) decrease in other assets..................     (112)    (1,819)      130
       Increase in trade accounts payable...................   20,784      3,330    10,698
       Increase in accrued salaries, wages and benefits.....      691      1,282     1,773
       (Decrease) increase in accrued litigation
        settlement..........................................       --    (20,400)   20,400
       (Decrease) increase in other current liabilities.....     (504)     7,649       232
                                                              -------   --------   -------
Net cash provided by operating activities...................   23,843     14,460     8,657
INVESTING ACTIVITIES
Proceeds from sales of property and equipment...............    3,904      1,614       397
Purchases of property and equipment.........................  (80,964)   (64,641)  (70,187)
Business acquisition........................................   (8,225)        --        --
                                                              -------   --------   -------
Net cash used in investing activities.......................  (85,285)   (63,027)  (69,790)
FINANCING ACTIVITIES
Proceeds from short-term borrowings and long-term debt......  105,359    148,971    89,023
Payments of short-term borrowings and long-term debt........  (41,254)  (102,393)  (30,306)
Proceeds from other issuances of common stock...............    1,068        644       274
                                                              -------   --------   -------
Net cash provided by financing activities...................   65,173     47,222    58,991

Net increase (decrease) in cash.............................    3,731     (1,345)   (2,142)
Cash at beginning of year...................................    5,064      6,409     8,551
                                                              -------   --------   -------
Cash at end of year.........................................  $ 8,795   $  5,064   $ 6,409
                                                              =======   ========   =======

See accompanying notes.


DISCOUNT AUTO PARTS LOGO                                                      19

                           DISCOUNT AUTO PARTS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 1, 1999

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

  Discount Auto Parts, Inc. is a specialty retailer and supplier of automotive replacement parts, maintenance items and accessories to both Do-It-Yourself ("DIY") consumers and professional mechanics and service technicians. As of June 1, 1999, June 2, 1998, and June 3, 1997, the Company operated a chain of 558, 452, and 400 stores, respectively. As of June 1, 1999, 409 of the stores were located in Florida, 83 were located in Georgia, 32 in Mississippi, 18 in Alabama, 12 in Louisiana and four in South Carolina.

FISCAL YEAR END

  The Company's fiscal year consists of 52 or 53 weeks ending on the Tuesday closest to May 31. The years ended June 1, 1999 and June 2, 1998 consisted of 52 weeks. The year ended June 3, 1997 consisted of 53 weeks.

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

PREPAID EXPENSES AND OTHER CURRENT ASSETS

  Prepaid expenses and other current assets principally include amounts due from vendors related to cooperative advertising and various incentive programs and trade accounts receivable resulting from the Company's commercial delivery program.

PRE-OPENING COSTS

  Costs associated with the opening of new stores, which primarily consist of payroll and occupancy costs, are charged against operations as incurred.


20                                                      DISCOUNT AUTO PARTS LOGO

ADVERTISING COSTS

  The Company expenses its share of all advertising costs as such costs are incurred. The portion of advertising expenditures, which is to be recovered through vendor cooperative advertising and other similar programs, is recorded as a receivable. Advertising expense, net of vendor rebates, was approximately $4.0 million for fiscal 1999, $2.3 million for fiscal 1998, and $2.1 million for fiscal 1997.

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

FAIR VALUES OF FINANCIAL INSTRUMENTS

  The Company's financial instruments consist of cash, accounts payable and long-term debt. The carrying value of cash and accounts payable approximates their fair market values. The carrying amount of long-term debt approximates fair market value based on current interest rates.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NEW ACCOUNTING STANDARDS

  In June 1998, the Financial Accounting Standards Board issued Statement No. 133 (Statement 133), Accounting for Derivative Instruments and Hedging Activities. The Company expects to adopt Statement 133 effective at the beginning of fiscal year 2002. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. The Company does not anticipate that the adoption of this Statement will have a significant effect on its results of operations or financial position.

  Effective June 3, 1998, the Company adopted Statement No. 130, Reporting Comprehensive Income, which established new rules for the reporting and display of comprehensive income and its components. Statement No. 130 had no impact on the Company's financial statements.


DISCOUNT AUTO PARTS LOGO                                                      21

  Effective June 3, 1998, the Company adopted Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, which established new standards for the way public companies report information about operating segments in annual and interim financial statements. The Company operates in a single segment and accordingly, no segment disclosures are warranted for the fiscal years ended 1999, 1998 and 1997.

2.  ACCOUNTING CHANGE

  During the fourth quarter of fiscal year 1999, the Company changed its method of accounting for store inventories from the first-in, first-out retail inventory method to the weighted average cost method. The new method for computing inventories is preferable because it more accurately measures the cost of the Company's merchandise and produces a better matching of revenues and expenses.

  The effect of the change as of June 3, 1998 has been presented as a cumulative effect of a change in accounting method, net of a $5,190,000 income tax benefit, of $8,245,000, and has been recorded as of the beginning of fiscal year 1999. The effect of this change in fiscal year 1999 was to decrease income before cumulative effect of change in accounting principle by $805,000 ($.05 per diluted share).

  The pro forma amounts for fiscal year 1998 and 1997, as reflected below, have been adjusted for the effect of the retroactive application of the weighted average cost method, net of related taxes, had the new method been in effect during the respective fiscal years.

                                                              FISCAL YEAR ENDED
                                                              -----------------
                                                              JUNE 2    JUNE 3
                                                               1998      1997
                                                              -------   -------
As Reported:................................................  $27,180   $12,741
Net income per basic share..................................  $  1.64   $   .77
Net income per diluted share................................  $  1.63   $   .77
Pro Forma:..................................................  $26,073   $11,457
Net income per basic share..................................  $  1.57   $   .69
Net income per diluted share................................  $  1.56   $   .69

3.  PROPERTY AND EQUIPMENT

  Property and equipment consists of the following (dollars in thousands):

                                                             JUNE 1, 1999   JUNE 2, 1998   LIFE (YEARS)
                                                             ------------   ------------   ------------
Land.......................................................    $166,715       $134,582
Buildings..................................................     165,258        138,338     5 - 31.5
Furniture, fixtures and equipment..........................     102,119         73,762     5 - 7
Building and leasehold improvements........................       3,346          3,102     5 - 31.5
Automotive equipment.......................................       4,505          3,741     3 - 7
Construction in progress...................................      16,051         26,466
                                                               --------       --------
                                                               $457,994       $379,991
                                                               ========       ========

  Depreciation expense totaled approximately $18,415,000, $14,880,000, and $12,387,000 for fiscal years 1999, 1998 and 1997, respectively.


22                                                      DISCOUNT AUTO PARTS LOGO

4.  LONG-TERM DEBT

  Long-term debt consists of the following (in thousands):

                                                              JUNE 1, 1999   JUNE 2, 1998
                                                              ------------   ------------
Revolving credit agreements.................................    $170,000       $103,495
Senior term notes...........................................      50,000         50,000
Senior secured notes........................................       7,200          9,600
                                                                --------       --------
                                                                 227,200        163,095
Less current maturities.....................................      (2,400)        (2,400)
                                                                --------       --------
                                                                $224,800       $160,695
                                                                ========       ========

  Effective July 16, 1997, the Company entered into a three year $175 million unsecured revolving credit agreement (the "Revolver") due in fiscal year 2001. The rate of interest payable under the Revolver was a function of LIBOR or the prime rate of the lead agent bank, at the option of the Company. During the term of the Revolver, the Company was obligated to pay a fee of .125% per annum for the unused portion of the Revolver.

  Effective January 29, 1999, the Company entered into a separate $20 million unsecured revolving credit agreement with a financial institution. The facility was scheduled to mature September 1, 1999. The rate of interest payable under the facility is a function of LIBOR.

  Effective July 29, 1999, the Company entered into a new five year $265 million unsecured revolving credit agreement (the "New Revolver"). The New Revolver replaces both of the aforementioned revolving credit facilities. The rate of interest payable under the New Revolver is a function of LIBOR or the prime rate of the lead agent bank, at the option of the Company. During the term of the New Revolver, the Company is also obligated to pay a fee, which fluctuates based on the Company's debt-to-capitalization ratio, for the unused portion of the New Revolver.

  Effective August 8, 1997, the Company issued $50 million of senior term notes (the "Notes"). The Notes provide for interest at a fixed rate of 7.46%, payable semi-annually, with semi-annual principal payments of $7.1 million, beginning July 15, 2004.

  At June 1, 1999, and June 2, 1998, the Company's weighted average interest rate on its borrowings under the revolving credit agreements were 5.3% and 6.0%, respectively.

  As of June 1, 1999, the Company had approximately $95.0 million of available borrowings, after giving retroactive effect to the New Revolver.

  The Company has issued two senior secured notes, each for an original principal of $12 million, to an insurance company. The notes are collateralized by a first mortgage on certain store properties, equipment and fixtures. The agreements provide for interest at fixed rates of 10.11% and 9.8%, payable quarterly, with annual principal payments of $1.2 million each due on December 15 and May 31.

  The carrying value of all assets mortgaged or otherwise subject to lien totaled approximately $15.6 million at June 1, 1999.


DISCOUNT AUTO PARTS LOGO                                                      23

  The Company's debt agreements contain various restrictions, including the maintenance of certain financial ratios and restrictions on dividends, with which the Company is in compliance. Based on the terms of the Revolver and the Notes, as of June 1, 1999, approximately $47.4 million of retained earnings were available for dividend distribution.

  Annual maturities, as of June 1, 1999, of all long-term debt for the next five years are as follows (in thousands):

FISCAL YEAR                                                   AMOUNT
-----------                                                   ------
2000........................................................  $2,400
2001........................................................   2,400
2002........................................................   1,200
2003........................................................   1,200
2004........................................................       0

  The table excludes amounts due under the Revolver as a result of its subsequent replacement with the New Revolver which is due in July 2004.

  Total interest paid during fiscal years 1999, 1998 and 1997 was approximately $13,175,000, $8,402,000, and $6,287,000, respectively, net of capitalized interest. Capitalized interest for fiscal years 1999, 1998 and 1997 totaled approximately $668,000, $384,000, and $281,000, respectively.

5.  BUSINESS ACQUISITION

  Effective September 28, 1998, the Company acquired, pursuant to a definitive purchase agreement dated September 21, 1998, all the Rose Auto Parts stores through an asset purchase from Eastern Automotive Warehouse, Inc., a wholly-owned subsidiary of National Auto Parts Warehouse, Inc. The total purchase price was approximately $8.2 million. The acquisition included 39 leased retail store locations, primarily located in south Florida, and a leased warehouse facility in Miami, Florida. The acquisition involved the purchase of inventory and furniture and equipment at these various locations and the assumption of the respective leases. At June 1, 1999, 26 of the 39 Rose retail locations were in operation. Consistent with its plan, Discount Auto Parts has not continued operations in any of the remaining 13 stores.

  The acquisition has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the fair values at the date of acquisition. Operating results of the acquired business have been included in operations since the date of the acquisition. Goodwill of $2.7 million, resulting from the acquisition, is being amortized over twenty years.

  The pro forma impact of the acquired business on results of operation is not material.

6.  STOCKHOLDERS' EQUITY

  The Board of Directors is authorized, without further stockholder action, to divide any or all shares of the authorized preferred stock into series and to fix and determine the designation, preferences and relative participating, option or other special rights, and qualifications, limitations, or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of June 1, 1999, the Board had not authorized any series of preferred stock and there are no plans, agreements or understandings for the authorization or issuance of any shares of preferred stock.


24                                                      DISCOUNT AUTO PARTS LOGO

7.  LEASES

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

  Future minimum annual rental commitments under noncancelable operating leases with initial or remaining terms of one year or more are as follows (in thousands):

FISCAL YEAR                                                   AMOUNT
-----------                                                   -------
2000........................................................  $ 4,696
2001........................................................    4,049
2002........................................................    2,606
2003........................................................      646
2004 and thereafter.........................................      638
                                                              -------
                                                              $12,635
                                                              =======

  Rental expense for fiscal years 1999, 1998 and 1997 totaled approximately $5,094,000, $1,987,000, and $1,815,000, respectively. Rental expense in each of the fiscal years includes approximately $127,000 of rent paid to a partnership, which included the Company's two majority stockholders.

  The Company also leases certain portions of its owned facilities to outside parties. Rental income for fiscal years 1999, 1998 and 1997 totaled approximately $719,000, $492,000, and $328,000, respectively.

8.  BENEFIT PLANS

  The Company has a 401(k) profit-sharing plan covering substantially all of its team members (employees) who have at least one year of service and work more than 1,000 hours per year. Team members may contribute up to 15% of their annual compensation subject to Internal Revenue Code maximum limitations. The Company has agreed to make matching contributions, based upon the team member's first six percent of compensation, ranging from 25% to 100% of the team member's contribution depending on the team member's years of service. After three years of service, Company contributions and earnings thereon vest at the rate of 20% per year of service with the Company. Costs under this plan for fiscal years 1999, 1998 and 1997 were approximately $964,000, $864,000, and $547,000, respectively.

  The Company has a Supplemental Executive Profit Sharing Plan (the "SEPS Plan"). The SEPS Plan is an unfunded deferred compensation plan covering certain key members of management. The amount of benefit each participant is entitled to is established annually by the Board of Directors or, in certain cases, by a committee of the Board of Directors. Each participant's account accrues interest on unpaid awards at a rate determined annually as defined in the plan agreement. As of June 1, 1999 and June 2, 1998, the Company has accrued approximately $890,000 and $880,000, respectively, for benefits due under the SEPS Plan.

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


DISCOUNT AUTO PARTS LOGO                                                      25
have been employed by the Company for less than one year, team members who customarily work twenty hours or less per week, team members who customarily work five months or less in any calendar year, and team members owning at least 5% of the Company's stock. During fiscal years 1999, 1998 and 1997, 8,805, 9,740, and 15,082 shares, respectively, were purchased under the terms of the Purchase Plan. As of June 1, 1999, 477,955 shares of common stock remain reserved for issuance under the Purchase Plan.

9.  STOCK OPTION PLANS

  The Company has stock option plans which provide for the granting to key team members options to purchase shares of its common stock. A total of 1,700,000 shares of common stock were initially reserved for issuance under the plans and, as of June 1, 1999, a total of 1,612,556 shares of common stock remain so reserved. The per share exercise price of each stock option is generally not less than the fair market value of the stock on the date of the grant or, in the case of a team member owning more than 10% of the outstanding stock of the Company, the price for incentive stock options is not less than 110% of such fair market value.

  A summary of the Company's stock option activity and related information is as follows (shares in thousands):

                                            JUNE 1, 1999        JUNE 2, 1998        JUNE 3, 1997
                                          -----------------   -----------------   -----------------
                                                   WEIGHTED            WEIGHTED            WEIGHTED
                                                   AVERAGE             AVERAGE             AVERAGE
                                                   EXERCISE            EXERCISE            EXERCISE
                                          SHARES    PRICE     SHARES    PRICE     SHARES    PRICE
                                          ------   --------   ------   --------   ------   --------
Outstanding at beginning of year........   1,127     $21       1,017     $21         955     $21
Granted.................................     333      27         218      19         117      22
Exercised...............................     (51)     18         (27)     24          (4)     18
Canceled................................     (72)     24         (81)     22         (51)     21
                                          ------              ------              ------
Outstanding at end of year..............   1,337     $23       1,127     $21       1,017     $21
                                          ======              ======              ======
Exercisable at end of year..............     445     $21         289     $22         138     $21
                                          ======              ======              ======
Weighted-average fair value of options
  granted during the year...............  $14.22              $ 9.98              $11.66
                                          ======              ======              ======

  Exercise prices for options exercised during 1999 ranged from approximately $16 to $24. Exercise prices for options outstanding as of June 1, 1999 ranged from approximately $16 to $31. The weighted-average remaining contractual life of those options is 6.4 years.

  All options outstanding generally vest beginning after three years and then in equal installments over a four year period and have a ten year duration.

  The Company also has a Non-Employee Directors' Stock Option Plan. A total of 40,000 shares are reserved for future issuance under this plan. As of June 1, 1999, 15,000 options had been granted under this plan at an average price of $23.96. As of June 1, 1999, 7,750 of such options were exercisable.

  Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123 ("SFAS 123"), and has been determined as if the Company had accounted for its employee and non-employee director stock options under the fair value method of SFAS 123.

  The fair values for these options were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of return of 6.50% for 1999, 5.75% for


26                                                      DISCOUNT AUTO PARTS LOGO

1998 and 6.00% for 1997; volatility factor of .405 for 1999 and 1998 and .376 for 1997; and weighted average expected option life of seven years for all options. The Company assumed that no dividends would be paid over the expected life of the options.

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The effects of applying SFAS 123 for pro forma disclosures are not likely to be representative of the effects on reported net income or losses for future years.

  The Company's pro forma information follows (in thousands, except per share amounts):

                                                               1999      1998      1997
                                                              -------   -------   -------
Pro forma net income........................................  $18,579   $26,680   $12,443
Pro forma net income per basic share........................  $  1.12   $  1.61   $   .75
Pro forma net income per diluted share......................  $  1.11   $  1.60   $   .75

10.  INCOME TAXES

  The provision for income taxes is comprised of the following (in thousands):

                                                                        FISCAL YEAR ENDED
                                                          ---------------------------------------------
                                                          JUNE 1, 1999    JUNE 2, 1998    JUNE 3, 1997
                                                          -------------   -------------   -------------
Current:
  Federal...............................................     $12,233         $ 7,442         $12,185
  State.................................................       2,129             853           2,139
                                                             -------         -------         -------
                                                              14,362           8,295          14,324
Deferred:
  Federal...............................................       2,062           7,468          (5,438)
  State.................................................         342           1,250            (906)
                                                             -------         -------         -------
                                                               2,404           8,718          (6,344)
                                                             -------         -------         -------
                                                             $16,766         $17,013         $ 7,980
                                                             =======         =======         =======

  A reconciliation of the provision for income taxes to the amounts computed at the federal statutory tax rate is as follows (in thousands):

                                                                        FISCAL YEAR ENDED
                                                          ---------------------------------------------
                                                          JUNE 1, 1999    JUNE 2, 1998    JUNE 3, 1997
                                                          -------------   -------------   -------------
Federal income taxes at statutory rate..................     $15,339         $15,468         $ 7,252
State income taxes, net of federal tax benefit..........       1,606           1,367             801
Other items, net........................................        (179)            178             (73)
                                                             -------         -------         -------
                                                             $16,766         $17,013         $ 7,980
                                                             =======         =======         =======


DISCOUNT AUTO PARTS LOGO                                                      27

  Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                              JUNE 1, 1999   JUNE 2, 1998
                                                              ------------   ------------
Deferred tax assets:
  Change in inventory accounting method.....................    $ 3,894         $   --
  Various accrued expenses..................................        828          1,204
  Other, net................................................        665            274
                                                                -------         ------
          Total deferred tax assets.........................      5,387          1,478
Deferred tax liabilities:
  Depreciation..............................................      7,482          5,435
  Accrued liabilities.......................................      1,103            866
  Inventory related items...................................        980            844
  Other, net................................................        503            503
                                                                -------         ------
          Total deferred tax liabilities....................     10,068          7,648
                                                                -------         ------
Net deferred tax liability..................................    $ 4,681         $6,170
                                                                =======         ======

  For fiscal years 1999, 1998 and 1997, the Company paid income taxes of approximately $15,526,000, $6,723,000, and $15,110,000, respectively.

11.  LITIGATION SETTLEMENT

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

  As a separate but related part of the Settlement Agreement, the Company paid $500,000 to the bankruptcy estate of Refrigeration Station, Inc. ("RSI") to settle any claims, including claims of preference, that the RSI bankruptcy estate might have asserted against the Company and purchased from the bankruptcy estate approximately 7,200 cylinders of merchantable Freeze 12 refrigerant (an R-12 alternative), for an additional $1.0 million (believed to have a bulk sale value of approximately $600,000). Discount Auto Parts, Inc., Airgas, the RSI bankruptcy estate, the other defendants and certain other parties have exchanged mutual releases of all claims and issues between them. In the Settlement Agreement, there is no finding or admission of wrongdoing on the part of Discount Auto Parts, Inc. Based on the terms of the Settlement Agreement, the Company recorded a charge to earnings in the fourth quarter of fiscal 1997 of $20,545,000. The charge included related legal expenses.


28                                                      DISCOUNT AUTO PARTS LOGO

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

12.  COMMITMENTS AND CONTINGENCIES

  Except as disclosed in Note 11, the Company is not a party to any other legal proceedings other than various claims and lawsuits arising in the normal course of business. Management of the Company does not believe that any such claims or lawsuits will have a material adverse effect on the Company's financial condition or results of operation.

  As of June 1, 1999, the Company's cost to complete construction contracts in progress was approximately $19.3 million.

13.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

  The following quarterly financial data is unaudited, but in the opinion of management, all adjustments necessary for a fair presentation of the selected data for these interim periods presented have been included.

  The first, second, and third quarters of fiscal year 1999 have been restated to give effect to the change in the Company's method of accounting for inventories.

                                                               FIRST      SECOND     THIRD      FOURTH
                                                              QUARTER    QUARTER    QUARTER    QUARTER
                                                              --------   --------   --------   --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Fiscal Year Ended June 1, 1999:
  Net sales.................................................  $123,039   $120,290   $127,380   $140,774
  Gross profit..............................................    49,344     48,856     52,873     57,567
  Income before cumulative effect of change in accounting
     principle..............................................     7,145      5,601      6,498      7,814
  Cumulative effect of change in accounting principle.......    (8,245)        --         --         --
  Net income (loss).........................................    (1,100)     5,601      6,498      7,814
  Basic net income (loss) per common share from:
     Income before cumulative effect of change in accounting
       principle............................................       .43        .34        .39        .47
     Cumulative effect of change in accounting principle....      (.50)        --         --         --
     Net income (loss)......................................      (.07)       .34        .39        .47
  Diluted net income (loss) per common share from:
     Income before cumulative effect of change in accounting
       principle............................................       .42        .33        .39        .47
     Cumulative effect of change in accounting principle....      (.49)        --         --         --
     Net income (loss)......................................      (.07)       .33        .39        .47
Fiscal Year Ended June 2, 1998:
  Net sales.................................................  $109,737   $105,240   $110,329   $122,185
  Gross profit..............................................    42,402     41,350     43,387     48,948
  Net income................................................     6,450      6,087      6,972      7,671
  Basic net income per common share.........................       .39        .37        .42        .46
  Diluted net income per common share.......................       .39        .37        .42        .46

DISCOUNT AUTO PARTS LOGO                                                      29

REPORT OF MANAGEMENT

Discount Auto Parts, Inc.

  We have prepared the accompanying consolidated financial statements and related information included herein for the years ended June 1, 1999, June 2, 1998, and June 3, 1997. The opinion of Ernst & Young LLP, the Company's independent auditors, on those financial statements is included herein. The primary responsibility for the integrity of the financial information included in this annual report rests with management. Such information was prepared in accordance with generally accepted accounting principles appropriate in the circumstances based on our best estimates and judgments and giving due consideration to materiality.

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


30                                                      DISCOUNT AUTO PARTS LOGO

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Discount Auto Parts, Inc.

  We have audited the accompanying consolidated balance sheets of Discount Auto Parts, Inc. as of June 1, 1999 and June 2, 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 1, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Discount Auto Parts, Inc. at June 1, 1999 and June 2, 1998 and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 1, 1999, in conformity with generally accepted accounting principles.

  As discussed in Note 2 to the financial statements, during fiscal 1999 the Company changed its method of accounting for inventories.

                                      /s/ Ernst & Young LLP

Tampa, Florida
July 2, 1999, except as to
Note 4, as to which the date
is July 29, 1999


DISCOUNT AUTO PARTS LOGO                                                      31

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

INDEPENDENT AUDITORS

Ernst & Young LLP
Tampa, Florida

STOCK EXCHANGE LISTING

New York Stock Exchange
Trading Symbol -- DAP

ANNUAL MEETING

The Annual Meeting of the Stockholders will be held at 10:30 am Tuesday, October 5, 1999 at:
     The Lakeland Center
     700 West Lemon Street
     Lakeland, Florida 33801

NUMBER OF STOCKHOLDERS

As of August 9, 1999, there were approximately 625 stockholders of record.

FORM 10-K

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended June 1, 1999, as filed with the Securities and Exchange Commission, will be sent to any stockholder upon request in writing to:
     Investor Relations
     Discount Auto Parts, Inc.
     4900 Frontage Road, South
     Lakeland, Florida 33815

MARKET INFORMATION

The Company has not paid or declared cash distributions or dividends since the consummation of its initial public offering in August 1992, and does not intend to pay cash dividends on its Common Stock in the foreseeable future.

COMMON STOCK PRICE RANGE

                           FISCAL 1999            FISCAL 1998
                       ------------------     -------------------
                         HIGH       LOW         HIGH        LOW
                       --------    ------     --------    -------
Qtr 1................  27 1/2     21          20 15/16    17 5/8
Qtr 2................  26         21 1/8      24 15/16    18 3/16
Qtr 3................  26 3/8     19 1/2      22 5/8      18 1/2
Qtr 4................  26 7/16    20 1/16     25 5/8      21 1/8

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

Warren Shatzer
Director
Former Executive Vice President -- Merchandising,
Discount Auto Parts, Inc.

E.E. Wardlow
Director
Former President and Chief Operating Officer,
Kmart Corporation

A Gordon Tunstall
Director
President, Tunstall Consulting

David P. Walling
Director
Former Vice President, General Controller,
Kmart Corporation


32                                                      DISCOUNT AUTO PARTS LOGO

                                      LOGO

                             CORPORATE HEADQUARTERS
                           DISCOUNT AUTO PARTS, INC.
                           4900 FRONTAGE ROAD, SOUTH
                            LAKELAND, FLORIDA 33815
                           TELEPHONE: (941) 687-9226
                           WWW.DISCOUNTAUTOPARTS.NET


DISCOUNT AUTO PARTS LOGO                                                      33