Form 10-K, Exhibit 13
period 2000-05-30
DISCOUNT AUTO PARTS INC
filed 2000-08-25
CIK 889409

                                                              2000 ANNUAL REPORT









               (PHOTO OF DISCOUNT AUTO PARTS STORE WITH SIGN AND
            PRO2CALL AUTO PARTS FOR PROFESSIONALS VAN IN FOREGROUND)

YEARLY GROWTH
---------------------------------------------------

---------------------------------------------------
                YEAR IN REVIEW
---------------------------------------------------
- Net sales rose 17% to $598.3 million.
- Pro2Call sales volume rose nearly 250 percent.
- Opened 85 new stores.
- Pro2Call is now being operated out of 172 stores, with more to come.
- Opened our 100th store in Georgia.
- Continued to enter new markets by opening stores in New Orleans, Shreveport, Lafayette and
  Charleston.
- Ended the year with a total of 643 stores located in six states.
- Increased inventory availability with over 45,000
  SKU's now in our system.
- Increased our Team Member base to over 6,400 motivated and enthusiastic individuals, providing excellent service to both the do-it-yourself consumer and the professional mechanic.
- Broke ground on a second distribution facility located in Mississippi.
- Engaged a well-respected international consulting firm to assist us in conducting a year-long comprehensive review of our supply chain processes.

         NET SALES (IN THOUSANDS)

   2000        1999          1998          1997         1996
--------     --------      --------     --------      --------
$598,258     $511,483      $447,491     $405,186      $307,476

         INCOME FROM OPERATIONS (IN THOUSANDS)

   2000        1999          1998          1997         1996
--------     --------      --------     --------      --------
$ 57,104     $ 55,863      $ 51,962     $ 47,204      $ 40,469

         NUMBER OF STORES

   2000        1999          1998          1997         1996
--------     --------      --------     --------      --------
    643         558           452          400           314

         TEAM MEMBERS

   2000        1999          1998          1997         1996
--------     --------      --------     --------      --------
  6,390       5,586         4,350         3,677        3,148

TABLE OF CONTENTS
------------------------------------------------------------------













                          (PHOTO OF EXTERIOR OF STORE)

     Discount Auto Parts, Inc. is one of the Southeast's leading specialty retailers and suppliers of automotive replacement parts, maintenance items and accessories to both Do-It-Yourself ("DIY") consumers and professional mechanics and service technicians. As of August 1, 2000, Discount Auto Parts operated 652 stores located throughout Florida, Georgia, Mississippi, Alabama, Louisiana and South Carolina.

LETTER TO SHAREHOLDERS AND TEAM                                 2
------------------------------------------------------------------
SELECTED FINANCIAL DATA                                         6
------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS                                     7
------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME                              13
------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS                                    14
------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY                15
------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS                          16
------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                     17
------------------------------------------------------------------
REPORT OF MANAGEMENT                                           26
------------------------------------------------------------------
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS             27
------------------------------------------------------------------
CORPORATE INFORMATION                                          28

TO OUR SHAREHOLDERS
AND TEAM
------------------------------------------------------------------

(PHOTO OF PETER J. FONTAINE, CEO AND CHAIRMAN)
                                                 During fiscal year 2000, the
                                            Discount Auto Parts management team
                                            invested our time and resources in
                                            continuing to build and cement the
                                            strategy that is designed to
                                            maintain our position as a long-term
                                            player in the auto parts industry.
                                            This is a large undertaking and our
                                            objective throughout has been -- and
                                            continues to be -- to build
                                            long-term shareholder value. It is
                                            very clear today that when companies
                                            fail to think through their
                                            long-term strategy and execution,
                                            serious consequences can result. Our
                                            approach has always been to move
                                            deliberately and strategically.

                                                 Even though our sales for the
                                            fiscal year increased by nearly 17
                                            percent over the prior year, we were
                                            disappointed in our overall
                                            financial results. Still, we are
                                            pleased with the foundation we have
built for the future. We firmly believe that it was necessary for us to devote the time and resources this past year in completing the infrastructure that will serve as this foundation for the future. With that in mind, we can report that we have made some vitally important progress.

     Among our many significant accomplishments during the year were:

     - Sales volume in our commercial segment, Pro2Call, grew nearly 250 percent. Although we've made a considerable investment in Pro2Call over the past two years, we believe our growing revenue stream will soon offset fixed costs and that we should break even sometime in the first half of the new fiscal year.

       With two years of study and real-time experience, and 172 stores in Florida now servicing the commercial segment, we have a good understanding of the factors and focus required for success. We're reviewing our commercial strategy on a store-by-store basis, adjusting where necessary, and we plan to continue to expand the program to additional stores this fall.

       To meet the additional inventory demands of the commercial customer, we've added approximately 1,500 SKUs to the product offerings of most of the stores servicing commercial customers. The products, primarily hard parts, were selected to meet the specific needs of our commercial customers that weren't being served by the product selection of our standard retail store. This change has the additional bonus of making these additional items also available to our retail customers.

     - Our core retail business
       continues to be fundamentally
       sound. We have maintained and
       enhanced our focus on offering
       do-it-yourself customers the
       three things they want most
       from an auto parts supplier:
       convenience, pricing and
       product selection.

     - We have continued our
       geographic expansion, steadily
       growing our retail store count
       in Georgia, Mississippi,
       Alabama, Louisiana and South
       Carolina. During the last
       fiscal year, we entered New
       Orleans, Shreveport and
       Lafayette. This was a
       strategic move, since we
       believe that the state of
       Louisiana can serve as a
       gateway into other markets in
       the future.
                                (PHOTO OF WILLIAM C. PERKINS, PRESIDENT AND COO)

       In the very competitive market of Atlanta, our 32 stores are continuing to make noticeable improvements. We believe Atlanta could support 50 to 70 stores and we aim to be a major player in that market. We've made a good start.

       We also celebrated our 100th store milestone in Georgia during the year and 600th store nationwide. In fact, we had 643 stores by fiscal year end, an increase of 15 percent over fiscal 1999. More than 30 percent of our stores are now outside the state of Florida and we're establishing a strong base in these new markets. This base will be critical to our launch of Pro2Call outside of Florida this fall. We're encouraged by the reception we're getting in our new communities and plan to continue expanding our presence in adjoining markets.

     - Over the past 18 months, we have been re-merchandising our stores to make them more customer-friendly and easier for the team to maintain. Strong promotion of our ability to respond to special orders on the same day -- through our Parts Express -- has increased sales of some high-ticket parts. This is a competitive advantage for Discount Auto Parts, as our customers can now count on us for hard-to-find items, such as antique car parts, gas tanks and collision parts.

       We're also using bold new in-store signage to help educate customers about our availability of hard-to-find items, about do-it-yourself ("DIY") installation techniques, about our low prices and about the increased product availability in most of our product categories.

       The powerful new store layouts and new in-store graphics are not only more visually appealing, but they also open up more space for additional products. As a result, we have seen a significant increase in sales per customer.

     - To serve our future store growth, we broke ground on a new, 400,000 square foot distribution center (DC) in Copiah County, Mississippi just south of Jackson in May 2000. From this carefully chosen location, we initially plan for the new DC to serve approximately 150 stores and employ 200 team members. When fully operational, the new DC will be able to service 450 stores. This new DC is scheduled to open in February 2001.











                                    (PHOTO)
      CONSTRUCTION OF THE COMPANY'S SECOND D.C. FACILITY BEGAN IN MAY 2000

    - We've begun an extensive, year-long supply chain review that aims to improve significantly the Company's overall inventory performance and product distribution efficiency. In March 2000, we engaged the firm of Cap Gemini Ernst & Young to assist us in an all-encompassing evaluation of our supply chain processes. Together, we are looking at ways to lower distribution costs, reduce total inventory and improve inventory turns and improve overall gross margins without sacrificing customer service and overall parts availability.

      Specifically, our goals over the next two years are to reduce $50 million of existing inventory in order to improve inventory turns to 2.0 and to improve our gross margins by 1.5 to 3 percentage points.

      As part of that effort, we are reviewing our inventory network and stocking strategy in order to develop an optimal distribution network. Our challenge is to be able to meet our service goals at the lowest total logistics cost. We are also looking at ways to cut costs by improving transportation management and by partnering more closely with our suppliers.

      We number more than 45,000 SKUs in our system today. Thanks to our Parts Express initiative, more parts are now available to customers with same day delivery, yet we have minimized the company's overall inventory investment.

      We are proud to report that we have approximately 6,500 team members today and that they are enthusiastic and motivated. In a full-employment economy, our investment in the Discount Auto Parts team has truly paid off in loyalty and the resulting high retention rates, compared to others in our industry. Our founder's motto "First you build the team, then the team builds the business" continues to pay high dividends to the Company and our shareholders.

      In July, we promoted four members of our management team to vice president and one to executive vice president. We now have three regional Vice Presidents of Store Operations responsible for store operations in their regions. Overall, we have 39 division managers, up from 23 a year ago. This has allowed us to reduce the number of stores assigned to each. With responsibility for fewer stores, our division managers are more actively involved in each store's operation. This attention has already paid off, contributing to better comparable store sales results. These strategic moves, as well as the efforts of our entire team, play a key role as we continue to sharpen our focus on the Discount Auto Parts operation.













                                    (PHOTO)
                 PARTS DELIVERY TO PRO2CALL COMMERCIAL CUSTOMER

                                    (PHOTO)
      DISCOUNT AUTO PARTS STORES OFFER UP TO 22,000 PARTS AND ACCESSORIES

     As one might expect during a robust economy, last year the industry appears to have seen a slight, but identifiable, shift to commercial sales from DIY sales. This validated our strategy of building the commercial segment of our business over the long term. However, if the economy slows, we could very well see a pronounced shift back to DIY sales. Regardless, we're well positioned for the future.

     We believe strongly that one of our most important missions is to create value to shareholders and we measure our activities against that benchmark. Sometimes, achieving that objective takes longer than we -- and our shareholders -- would like. Nonetheless, we remain focused.

     As the new fiscal year gets underway, we see clear evidence that our strategy is sound and investments are worthwhile and both will continue to add positively to the value of the company. Comparable store sales and fill rates, especially, have increased dramatically as we entered the new fiscal year.

     We thank you for your continuing support and trust and we, along with you, look forward to seeing some of the fruits of last year's labors in our performance over the next two fiscal years.


/s/ Peter J. Fontaine               /s/ William C. Perkins
-----------------------             ----------------------------
Peter J. Fontaine                   William C. Perkins
Chairman and                        President and
Chief Executive Officer             Chief Operating Officer

                            SELECTED FINANCIAL DATA

                                                                           FISCAL YEAR ENDED
                                                          ----------------------------------------------------
                                                           MAY 30     JUNE 1     JUNE 2     JUNE 3     MAY 28
                                                            2000       1999       1998     1997(1)      1996
                                                          --------   --------   --------   --------   --------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA AND
                                                                        SELECTED OPERATING DATA)
INCOME STATEMENT DATA
Net sales...............................................  $598,258   $511,483   $447,491   $405,186   $307,476
Cost of sales, including distribution costs.............   356,783    302,843    271,404    256,646    186,917
                                                          --------   --------   --------   --------   --------
Gross profit............................................   241,475    208,640    176,087    148,540    120,559
Selling, general and administrative expenses............   184,371    152,777    124,125    101,336     80,090
                                                          --------   --------   --------   --------   --------
Income from operations..................................    57,104     55,863     51,962     47,204     40,469
Litigation settlement...................................        --         --         --    (20,545)        --
Other income, net.......................................     2,770        817      2,434        187      1,164
Interest expense........................................   (18,079)   (12,856)   (10,203)    (6,125)    (5,078)
                                                          --------   --------   --------   --------   --------
Income before income taxes and cumulative effect of
  change in accounting principle........................    41,795     43,824     44,193     20,721     36,555
Income taxes............................................    15,506     16,766     17,013      7,980     14,092
                                                          --------   --------   --------   --------   --------
Income before cumulative effect of change in accounting
  principle.............................................    26,289     27,058     27,180     12,741     22,463
Cumulative effect of change in accounting principle, net
  of income tax benefit.................................        --     (8,245)        --         --         --
                                                          --------   --------   --------   --------   --------
Net income..............................................  $ 26,289   $ 18,813   $ 27,180   $ 12,741   $ 22,463
                                                          ========   ========   ========   ========   ========
Net income (loss) per basic share from:
  Income before cumulative effect of change in
    accounting principle................................  $   1.57   $   1.63   $   1.64   $   0.77   $   1.44
Cumulative effect of change in accounting principle.....        --      (0.50)        --         --         --
                                                          --------   --------   --------   --------   --------
  Net income............................................  $   1.57   $   1.13   $   1.64   $   0.77   $   1.44
                                                          ========   ========   ========   ========   ========
Net income (loss) per diluted share from:
  Income before cumulative effect of change in
    accounting principle................................  $   1.57   $   1.61   $   1.63   $   0.77   $   1.41
Cumulative effect of change in accounting principle.....        --      (0.49)        --         --         --
                                                          --------   --------   --------   --------   --------
  Net income............................................  $   1.57   $   1.12   $   1.63   $   0.77   $   1.41
                                                          ========   ========   ========   ========   ========
Average common shares outstanding.......................    16,695     16,650     16,604     16,581     15,647
Dilutive effect of stock options........................        30        153        111         73        257
                                                          --------   --------   --------   --------   --------
Average common shares outstanding -- assuming
  dilution..............................................    16,725     16,803     16,715     16,654     15,904
                                                          ========   ========   ========   ========   ========
SELECTED OPERATING DATA
Number of stores at year end............................       643        558        452        400        314
Total store square footage at year end (in
  thousands)(2).........................................     2,761      2,450      2,007      1,836      1,610
Average net sales per store (in thousands)(3)(4)........  $    996   $  1,013   $  1,050   $  1,023   $  1,094
Average net sales per square foot(3)(4).................  $    230   $    230   $    233   $    212   $    204
Percentage increase (decrease) in comparable store net
  sales(4)..............................................      3.3%        .6%       7.7%       (.6%)      4.9%
Team members............................................     6,390      5,586      4,350      3,677      3,148
BALANCE SHEET DATA
Inventories.............................................  $253,113   $209,028   $172,027   $151,644   $111,408
Working capital.........................................   153,769    128,939    105,662     80,573     59,801
Property and equipment, net.............................   419,282    374,577    314,519    265,589    208,094
Total assets............................................   704,709    620,314    511,735    443,066    338,263
Long-term debt, excluding current maturities............   264,600    224,800    160,695    114,117     50,400
Stockholders' equity....................................   303,204    276,766    256,885    229,061    216,046

---------------

(1) Fiscal year 1997 consisted of 53 weeks; all other years reported consisted of 52 weeks.
(2) Store square footage includes only selling and merchandising space.
(3) Average net sales per store and average net sales per square foot are based on the average of beginning and ending number of stores and store square footage for the respective period. For fiscal 1997, average net sales per store and average net sales per square foot have been adjusted to exclude the effect of the fifty-third week.
(4) The amounts shown for fiscal 1997 exclude bulk commercial sales of air conditioning products, such as freon. If these commercial sales of freon were to have been included, the average net sales per store, average net sales per square foot and the increase in comparable store sales for fiscal 1997 would have been $1,115,000, $231 and 9.7%, respectively.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the income statement data and the percentage of the Company's net sales represented by each line presented:

                                                    FISCAL YEAR ENDED
                                 --------------------------------------------------------
                                  MAY 30              JUNE 1              JUNE 2
                                   2000       %        1999       %        1998       %
                                 --------   -----    --------   -----    --------   -----
                                                  (DOLLARS IN THOUSANDS)
Net sales......................  $598,258   100.0%   $511,483   100.0%   $447,491   100.0%
Cost of sales, including
  distribution costs...........   356,783    59.6     302,843    59.2     271,404    60.7
                                 --------   -----    --------   -----    --------   -----
  Gross profit.................   241,475    40.4     208,640    40.8     176,087    39.3
Selling, general and
  administrative expenses......   184,371    30.8     152,777    29.9     124,125    27.7
                                 --------   -----    --------   -----    --------   -----
  Income from operations.......    57,104     9.6      55,863    10.9      51,962    11.6
Other income, net..............     2,770      .5         817      .2       2,434      .6
Interest expense...............   (18,079)   (3.1)    (12,856)   (2.5)    (10,203)   (2.3)
                                 --------   -----    --------   -----    --------   -----
Income before income taxes and
  cumulative effect of change
  in accounting principle......    41,795     7.0      43,824     8.6      44,193     9.9
Income taxes...................    15,506     2.6      16,766     3.3      17,013     3.8
                                 --------   -----    --------   -----    --------   -----
  Income before cumulative
     effect of change in
     accounting principle......    26,289     4.4      27,058     5.3      27,180     6.1
Cumulative effect of change in
  accounting principle, net of
  income tax benefit...........        --      --      (8,245)   (1.6)         --      --
                                 --------   -----    --------   -----    --------   -----
  Net income...................  $ 26,289     4.4%   $ 18,813     3.7%   $ 27,180     6.1%
                                 ========   =====    ========   =====    ========   =====

FISCAL 2000 COMPARED TO FISCAL 1999

     Net sales for the fifty-two week period ended May 30, 2000 increased 17.0% to $598.3 million, from $511.5 million a year earlier. Comparable store sales increased 3.3% for fiscal 2000 as compared to fiscal 1999. Comparable store sales results include sales from the Company's commercial delivery program. The balance of the increase in total sales for fiscal 2000 was attributable to sales from new stores opened since the beginning of fiscal 1999. At May 30, 2000, the Company had 643 stores in operation compared to 558 at the end of fiscal 1999.

     Gross profit for the fifty-two week period ended May 30, 2000 was $241.5 million, or 40.4% of net sales, compared with $208.6 million, or 40.8% for fiscal 1999. The reduction in the gross margin percentage as a percentage of net sales for fiscal 2000 was impacted by higher product distribution costs. The comparison to fiscal 1999 was also impacted by the inclusion of additional vendor incentives in 1999 resulting from the September 1998 purchase of the Rose Automotive stores.

     Selling, general and administrative ("SG&A") expenses for fiscal 2000 increased 20.7% over such expenses for fiscal 1999, and increased as a percentage of net sales from 29.9% in fiscal 1999 to 30.8% in fiscal 2000. The increase was primarily due to the expenses incurred related to the continued implementation and expansion of the Company's commercial delivery program for fiscal 2000 as compared to fiscal 1999, as well as a loss, during December and January, of the Company's ability to leverage certain expenses during those periods as a result of lower than anticipated sales.

     Income from operations for fiscal 2000 was $57.1 million as compared to $55.9 million for fiscal 1999. Operating margins for fiscal 2000 were 9.6% as compared to 10.9% for fiscal 1999. Operating income and the resulting operating margin for fiscal 2000 were negatively impacted by the implementation and expansion of the Company's commercial delivery program. For fiscal 2000 and fiscal 1999 the Company incurred an estimated operating loss from the commercial delivery program of approximately $4.7 million and $4.8 million, respectively. Excluding the estimated operating loss impact of the commercial delivery program, the operating margin for fiscal 2000 and fiscal 1999 would have been approximately 10.3% and 11.9%, respectively.

     Other income primarily includes gains and losses on real estate disposals. The variance between years primarily reflects the overall change in level of activity between years.

     Interest expense for fiscal 2000 increased 40.6% to $18.1 million as compared to $12.9 million for fiscal 1999. The increase was the result of increased borrowings primarily associated with new store growth and overall higher interest rates.

     The Company's effective tax rate for fiscal 2000 was 37.1% as compared to 38.3% in fiscal 1999. The reduction in the effective tax rate for fiscal 2000 is primarily the result of state tax planning and restructuring initiatives, which were implemented as of the end of the second quarter of fiscal 2000.

     Income before the cumulative effect of an accounting change for fiscal 2000 was $26.3 million or $1.57 per diluted share as compared to $27.1 million or $1.61 per diluted share for fiscal 1999.

     During the fourth quarter of fiscal 1999, the Company implemented a change in its method of accounting for store inventories from the first-in, first-out method calculated using a form of the retail inventory method to the weighted average cost method. The Company made this change in connection with new computerized store-level perpetual inventory systems installed throughout fiscal 1999. As a result of the change in accounting method, the Company reported a non-cash, fiscal 1999 after tax charge of $8.2 million, or $.49 per diluted share which was reflected as of the beginning of the year and which represented the beginning 1999 fiscal year impact of the change in accounting method.

     As a result of the above factors, net income for fiscal 2000 was $26.3 million, or $1.57 per diluted share as compared to $18.8 million, or $1.12 per diluted share for fiscal 1999.

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

     SG&A expenses for fiscal 1999 increased by $28.7 million over such expenses for fiscal 1998, and increased as a percentage of net sales from 27.7% in fiscal 1998 to 29.9% in fiscal 1999. The increase, as a percentage of sales, was primarily due to the expenses incurred related to the implementation and expansion of the Company's commercial delivery program and the shift in cooperative advertising credits to direct product purchase price reductions.

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

     During the fourth quarter of fiscal 1999, the Company implemented a change in its method of accounting for store inventories from the first-in, first-out retail inventory method to the weighted average cost method. The Company believed the new method for computing inventory was preferable because it more accurately measures the cost of the Company's merchandise and produces a better matching of revenues and expenses. The Company made this change in connection with new computerized store-level perpetual inventory systems installed throughout fiscal 1999. Accordingly, it is believed that the new inventory valuation method will better correspond with the Company's current operating practices for store inventory management. As a result of this change in accounting method, the Company reported a non-cash, fiscal 1999 after tax charge of $8.2 million, or $.49 per diluted share, representing the beginning of the year impact of the change in accounting method.

     As a result of the above factors, net income for fiscal 1999 was $18.8 million, or $1.12 per diluted share as compared to $27.2 million, or $1.63 per diluted share, for fiscal 1998.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided by operating activities was $28.0 million in fiscal 2000, $23.8 million in fiscal 1999, and $14.5 million in fiscal 1998. The increase in fiscal 2000 over fiscal 1999 was primarily due to a decrease in prepaid expenses and other current assets resulting from the improved timing of collecting vendor program receivables, higher net income and increased depreciation and amortization offset in part by a decrease in the amount of inventory growth funded by vendor payables.

     The primary reason for the increased cash from operations in fiscal 1999 over fiscal 1998 was the funding of the Airgas litigation and related income tax impact, which occurred in fiscal 1998.

     Capital expenditures for fiscal 2000 were $69.3 million as compared to $81.0 million in fiscal 1999 and $64.6 million in fiscal 1998. Capital expenditures have fluctuated over the periods primarily based on new store openings in the respective periods. Capital expenditures for fiscal 2000 primarily related to the 85 new stores opened. Fiscal 1999 capital expenditures also included costs associated with the completion of the expansion of the Company's Lakeland, Florida distribution center and additional office space.

     In May 2000, the Company broke ground on a second distribution center in Copiah County, Mississippi. The second distribution center is expected to be approximately 400,000 square feet and, ultimately, support approximately 450 stores. The new distribution center is expected to be opened and operational early in calendar 2001. Expenditures associated with the construction of the second distribution center are expected to be approximately $30 million. The second distribution center is being leased under a new $28 million operating lease agreement, which was consummated in May 2000. The lease will cover the land, buildings and certain integrated operating equipment, such as conveyor systems. Additional rolling stock, computer equipment, etc. will be funded through other lease arrangements or the Company's existing revolving line of credit.

     The Company also continued the roll-out of its commercial delivery service, which began in the third quarter of fiscal 1998. The Company's commercial delivery service consists of a program whereby commercial customers (such as auto service centers, commercial mechanics, garages and the like) establish commercial accounts with the Company and order automotive parts from the Company, with such parts being delivered by the Company or picked up by the customer from nearby Discount Auto Parts stores. The commercial delivery program requires the Company to extend trade credit to certain of the commercial account customers as part of the ordinary course of business. The extension of such trade credit increases the capital requirements associated with the roll-out of the program and exposes the Company to credit risk from uncollectible accounts. The Company has established systems to manage and control such credit risk. The amount of capital that is needed to cover extension of trade credit will be dependent in large part upon the success of the commercial delivery service roll-out and how quickly the commercial business develops. To date, the commercial delivery program has incurred operating losses of approximately $9.7 million, which have been funded by the Company's retail operations and its revolving line of credit. Although there can be no assurances, management expects the commercial delivery program to break even on a direct cost basis sometime during the first half of fiscal 2001.

     The Company anticipates that total capital expenditures for fiscal 2001, including the costs associated with the addition of approximately 60 to 65 new stores, and the expenditures associated with the construction of the second distribution center exclusive of the operating lease will be in the range of $50 to $55 million.

     The Company has historically been able to finance most of its new store growth through unsecured lines of credit and medium and longer-term mortgage financing provided by banks and other institutional lenders, and through cash flow from operations. As further discussed in Note 4 of the Notes to Consolidated Financial Statements, effective July 29, 1999, the Company entered into a new five year $265 million unsecured revolving credit facility with a syndication of banks. As of August 1, 2000, the Company had approximately $17.1 million of additional borrowing availability under its $265 million revolving credit facility.

     The Company is currently in the process of completing a sale/leaseback transaction for approximately 150 of its store locations outside the state of Florida. The transaction is expected to provide the Company with $80 to $85 million of net proceeds. The proceeds will be used to reduce outstanding indebtedness under the Company's revolving line of credit, thus creating additional borrowing availability under that line. The Company expects the transaction to be completed by the end of August.

     Consistent with its historical practice, the Company expects to finance much of its short and long-term liquidity needs for new store growth, as to land and buildings, primarily through revolving lines of credit and as to equipment and fixtures, primarily through cash flow from operations.

     The Company is exposed to changes in interest rates, primarily from its revolving credit agreement. The Company also has long-term debt that bears a fixed rate. As to the fixed rate debt, there is a risk that market rates will decline and the required payments will exceed those based on current market rates on the long-term debt.

     As of May 30, 2000, 89 or 14% of the Company's stores were leased. Upon completion of the sale/leaseback transaction the Company's leased store percentage would increase to approximately 37%. Although the Company generally anticipates a similar own/lease percentage relationship for new stores in the future, the Company may explore opportunities that could lead to increases in this percentage.

     The Company believes that the expected cash flows from operations, proceeds from the pending sale/leaseback transaction, available bank borrowings and trade credit, will be sufficient to fund the capital and liquidity needs of the Company for the next two to three years. If the sale/leaseback were not completed, the Company would need to immediately seek alternative types of funding in order to supplement the existing revolving credit facility.

INFLATION AND SEASONALITY

     The Company does not believe its operations have been materially affected by inflation. The Company has been successful, in many cases, in reducing the effects of merchandise cost increases principally by taking advantage of vendor incentive programs, economies of scale resulting from increased volumes or purchases, and selective forward buying.

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

     These potential risks and uncertainties include, but are not limited to, increased competition, extent of the market demand for auto parts, availability of inventory supply, inventory shrinkage, propriety of inventory mix, adequacy and perception of customer service, product quality and defect experience, availability of and ability to take advantage of vendor pricing programs and incentives, sourcing availability, rate of new store openings, cannibalization of store sites, mix and types of merchandise sold, governmental regulation of products, new store development and related costs, performance of information systems, effectiveness of deliveries from the Company's distribution centers, ability to hire, train and retain qualified team members, availability of quality store sites, ability to successfully implement the commercial delivery service, credit risk associated with the commercial delivery service, environmental risks, availability of expanded and extended credit facilities, expenses associated with investigations concerning freon matters, and potential for liability with respect to these matters and other risks.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                      FISCAL YEAR ENDED
                                                          -----------------------------------------
                                                            MAY 30         JUNE 1         JUNE 2
                                                             2000           1999           1998
                                                          -----------    -----------    -----------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales...............................................   $598,258       $511,483       $447,491
Cost of sales, including distribution costs.............    356,783        302,843        271,404
                                                           --------       --------       --------
  Gross profit..........................................    241,475        208,640        176,087
Selling, general and administrative expenses............    184,371        152,777        124,125
                                                           --------       --------       --------
  Income from operations................................     57,104         55,863         51,962
Other income, net.......................................      2,770            817          2,434
Interest expense........................................    (18,079)       (12,856)       (10,203)
                                                           --------       --------       --------
Income before income taxes and cumulative effect of
  change in accounting principle........................     41,795         43,824         44,193
Income taxes............................................     15,506         16,766         17,013
                                                           --------       --------       --------
  Income before cumulative effect of change in
     accounting principle...............................     26,289         27,058         27,180
Cumulative effect of change in accounting principle, net
  of income tax benefit.................................         --         (8,245)            --
                                                           --------       --------       --------
  Net income............................................   $ 26,289       $ 18,813       $ 27,180
                                                           ========       ========       ========
Net income per basic share from:
     Income before cumulative effect of change in
       accounting principle.............................   $   1.57       $   1.63       $   1.64
     Cumulative effect of change in accounting
       principle........................................         --          (0.50)            --
                                                           --------       --------       --------
  Net income............................................   $   1.57       $   1.13       $   1.64
                                                           ========       ========       ========
Net income per diluted share from:
     Income before cumulative effect of change in
       accounting principle.............................   $   1.57       $   1.61       $   1.63
     Cumulative effect of change in accounting
       principle........................................         --          (0.49)            --
                                                           --------       --------       --------
  Net income............................................   $   1.57       $   1.12       $   1.63
                                                           ========       ========       ========

Average common shares outstanding.......................     16,695         16,650         16,604
Dilutive effect of stock options........................         30            153            111
                                                           --------       --------       --------
Average common shares outstanding -- assuming
  dilution..............................................     16,725         16,803         16,715
                                                           ========       ========       ========

See accompanying notes.

                          CONSOLIDATED BALANCE SHEETS

                                                               MAY 30      JUNE 1
                                                                2000        1999
                                                              ---------   --------
                                                                 (IN THOUSANDS)
          ASSETS
Current assets:
     Cash...................................................  $  12,612   $  8,795
     Inventories............................................    253,113    209,028
     Prepaid expenses and other current assets..............     13,986     20,363
     Deferred income taxes..................................        469      2,410
                                                              ---------   --------
          Total current assets..............................    280,180    240,596

Property and equipment......................................    524,053    457,994
     Less allowances for depreciation and amortization......   (104,771)   (83,417)
                                                              ---------   --------
                                                                419,282    374,577
Other assets................................................      5,247      5,141
                                                              ---------   --------
Total assets................................................  $ 704,709   $620,314
                                                              =========   ========
          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Trade accounts payable.................................  $ 100,804   $ 87,867
     Accrued salaries, wages and benefits...................      8,804      8,008
     Other current liabilities..............................     14,403     13,382
     Current maturities of long-term debt...................      2,400      2,400
                                                              ---------   --------
          Total current liabilities.........................    126,411    111,657
Deferred income taxes.......................................     10,494      7,091
Long-term debt..............................................    264,600    224,800
Stockholders' equity:
     Preferred stock, $.01 par value, 5,000 shares
      authorized, none issued or outstanding................         --         --
     Common Stock, $.01 par value, 50,000 shares authorized,
      16,700 and 16,690 shares issued and outstanding at May
      30, 2000 and June 1, 1999, respectively...............        167        167
     Additional paid-in capital.............................    142,379    142,230
     Retained earnings......................................    160,658    134,369
                                                              ---------   --------
          Total stockholders' equity........................    303,204    276,766
                                                              ---------   --------
Total liabilities and stockholders' equity..................  $ 704,709   $620,314
                                                              =========   ========

See accompanying notes.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                COMMON STOCK      ADDITIONAL
                                  PREFERRED   -----------------    PAID-IN     RETAINED
                                    STOCK     SHARES    AMOUNT     CAPITAL     EARNINGS    TOTAL
                                  ---------   ------   --------   ----------   --------   --------
                                                           (IN THOUSANDS)
Balance at June 3, 1997.........  $     --    16,594   $    166    $140,519    $ 88,376   $229,061
Stock issued under stock
  purchase and stock option
  plans.........................                  36         --         644          --        644
Net income......................                                                 27,180     27,180
                                  --------    ------   --------    --------    --------   --------
Balance at June 2, 1998.........        --    16,630        166     141,163     115,556    256,885
Stock issued under stock
  purchase and stock option
  plans.........................                  60          1       1,067          --      1,068
Net income......................                                                 18,813     18,813
                                  --------    ------   --------    --------    --------   --------
Balance at June 1, 1999.........        --    16,690        167     142,230     134,369    276,766
Stock issued under stock
  purchase and stock option
  plans.........................                  10         --         149          --        149
Net income......................                                                 26,289     26,289
                                  --------    ------   --------    --------    --------   --------
Balance at May 30, 2000.........  $     --    16,700   $    167    $142,379    $160,658   $303,204
                                  ========    ======   ========    ========    ========   ========

See accompanying notes.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  FISCAL YEAR ENDED
                                                           -------------------------------
                                                            MAY 30     JUNE 1     JUNE 2
                                                             2000       1999       1998
                                                           --------   --------   ---------
                                                                   (IN THOUSANDS)
OPERATING ACTIVITIES
Net income...............................................  $ 26,289   $ 18,813   $  27,180
Adjustments to reconcile net income to net cash provided
  by operating activities:
     Depreciation and amortization.......................    22,441     18,555      15,011
     Cumulative effect of change in accounting
       principle.........................................        --      8,245          --
     Deferred income tax expense (benefit)...............     5,344     (1,489)      8,718
     Gain on disposals of property and equipment.........    (2,565)      (594)       (783)
     Changes in operating assets and liabilities:
       Increase in inventories...........................   (44,085)   (37,840)    (20,383)
       Decrease (increase) in prepaid expenses and other
          current assets.................................     6,377     (2,706)     (5,325)
       Increase in other assets..........................      (534)      (112)     (1,819)
       Increase in trade accounts payable................    12,937     20,784       3,330
       Increase in accrued salaries, wages and
          benefits.......................................       796        691       1,282
       Decrease in accrued litigation settlement.........        --         --     (20,400)
       Increase (decrease) in other current
          liabilities....................................     1,021       (504)      7,649
                                                           --------   --------   ---------
Net cash provided by operating activities................    28,021     23,843      14,460
INVESTING ACTIVITIES
Proceeds from sales of property and equipment............     5,104      3,904       1,614
Purchases of property and equipment......................   (69,257)   (80,964)    (64,641)
Business acquisition.....................................        --     (8,225)         --
                                                           --------   --------   ---------
Net cash used in investing activities....................   (64,153)   (85,285)    (63,027)
FINANCING ACTIVITIES
Proceeds from short-term borrowings and long-term debt...    92,344    105,359     148,971
Payments of short-term borrowings and long-term debt.....   (52,544)   (41,254)   (102,393)
Proceeds from other issuances of common stock............       149      1,068         644
                                                           --------   --------   ---------
Net cash provided by financing activities................    39,949     65,173      47,222
Net increase (decrease) in cash..........................     3,817      3,731      (1,345)
Cash at beginning of year................................     8,795      5,064       6,409
                                                           --------   --------   ---------
Cash at end of year......................................  $ 12,612   $  8,795   $   5,064
                                                           ========   ========   =========

See accompanying notes.

                           DISCOUNT AUTO PARTS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  MAY 30, 2000

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

     Discount Auto Parts, Inc. is one of the Southeast's leading specialty retailers and suppliers of automotive replacement parts, maintenance items and accessories to both DIY consumers and professional mechanics and service technicians. As of May 30, 2000, June 1, 1999, and June 2, 1998, the Company operated a chain of 643, 558, and 452 stores, respectively. As of May 30, 2000, 441 of the stores were located in Florida, 106 were located in Georgia, 38 in Mississippi, 32 in Louisiana, 19 in Alabama, and 7 in South Carolina.

FISCAL YEAR END

     The Company's fiscal year consists of 52 or 53 weeks ending on the Tuesday closest to May 31. The years ended May 30, 2000, June 1, 1999 and June 2, 1998 consisted of 52 weeks.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Discount Auto Parts, Inc. and its subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

REVENUE RECOGNITION

     The Company recognizes sales upon shipment of products.

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

ADVERTISING COSTS

     The Company expenses its share of all advertising costs as such costs are incurred. The portion of advertising expenditures, which is to be recovered through vendor cooperative advertising and other similar programs, is recorded as receivables. Advertising expense, net of vendor rebates, was approximately $1.9 million for fiscal 2000, $4.0 million for fiscal 1999, and $2.3 million for fiscal 1998.

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

FAIR VALUES OF FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash, accounts payable and long-term debt. The carrying value of cash and accounts payable approximates fair market values. The carrying amount of long-term debt approximates fair market value based on current interest rates.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NEW ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133 (Statement 133), Accounting for Derivative Instruments and Hedging Activities. The Company expects to adopt Statement 133 effective at the beginning of fiscal year 2002. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Because the Company generally does not use derivatives, the Company does not anticipate that the adoption of this Statement will have a significant effect on its results of operations or financial position.

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

     The pro forma amounts for fiscal year 1998, as reflected below, have been adjusted for the effect of the retroactive application of the weighted average cost method, net of related taxes, had the new method been in effect for the entire year.

As Reported (in thousands):.................................  $27,180
Net income per basic share..................................  $  1.64
Net income per diluted share................................  $  1.63

Pro Forma (in thousands):...................................  $26,073
Net income per basic share..................................  $  1.57
Net income per diluted share................................  $  1.56

3.   PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (dollars in thousands):

                                             MAY 30, 2000   JUNE 1, 1999   LIFE (YEARS)
                                             ------------   ------------   ------------
Land.......................................    $197,489       $166,715
Buildings..................................     182,982        165,258       5 - 31.5
Furniture, fixtures and equipment..........     121,698        102,119       5 - 7
Building and leasehold improvements........       4,470          3,346       5 - 31.5
Automotive equipment.......................       4,907          4,505       3 - 7
Construction in progress...................      12,507         16,051
                                               --------       --------
                                               $524,053       $457,994
                                               ========       ========

     Depreciation expense totaled approximately $22,013,000, $18,415,000, and $14,880,000 for fiscal years 2000, 1999 and 1998, respectively.

4.   LONG-TERM DEBT

     Long-term debt consists of the following (in thousands):

                                                         MAY 30, 2000   JUNE 1, 1999
                                                         ------------   ------------
Revolving credit agreements............................    $211,000       $170,000
Senior term notes......................................      50,000         50,000
Senior secured notes...................................       6,000          7,200
                                                           --------       --------
                                                            267,000        227,200
Less current maturities................................      (2,400)        (2,400)
                                                           --------       --------
                                                           $264,600       $224,800
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

     Effective January 29, 1999, the Company entered into a separate $20 million unsecured revolving credit agreement with a financial institution. The facility was scheduled to mature September 1, 1999. The rate of interest payable under the facility was a function of LIBOR.

     Effective July 29, 1999, the Company entered into a new five year $265 million unsecured revolving credit agreement (the "New Revolver"). The New Revolver replaced both of the aforementioned revolving credit facilities. The rate of interest payable under the New Revolver is a function of LIBOR or the prime rate of the lead agent bank, at the option of the Company. During the term of the New Revolver, the Company is also obligated to pay a fee, which fluctuates based on the Company's debt-to-capitalization ratio, for the unused portion of the New Revolver.

     Effective August 8, 1997, the Company issued $50 million senior term notes facility (the "Notes"). The Notes provide for interest at a fixed rate of 7.46%, payable semi-annually, with semi-annual principal payments of $7.1 million, beginning July 15, 2004.
     At May 30, 2000, and June 1, 1999, the Company's weighted average interest rate on its borrowings under the revolving credit agreements were 7.3% and 5.3%, respectively.

     As of May 30, 2000, the Company had approximately $54.0 million of available borrowings.

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

     The carrying value of all assets mortgaged or otherwise subject to lien totaled approximately $16.5 million at May 30, 2000.

     The Company's debt agreements contain various restrictions, including the maintenance of certain financial ratios and restrictions on dividends, with which the Company is in compliance. Based on the terms of the debt agreements, as of May 30, 2000, all of retained earnings were available for dividend distribution.

     Annual maturities, as of May 30, 2000, of all long-term debt for the next five years are as follows (in thousands):

FISCAL YEAR                                                   AMOUNT
-----------                                                   -------
2001........................................................  $ 2,400
2002........................................................    1,200
2003........................................................    1,200
2004........................................................    1,200
2005........................................................   14,286

     The table excludes amounts due under the New Revolver in fiscal 2005 as it is expected to be renewed or replaced prior to its expiration.

     Total interest paid during fiscal years 2000, 1999 and 1998 was approximately $18,558,000, $13,175,000, and $8,402,000, respectively, net of capitalized interest. Capitalized interest for fiscal years 2000, 1999 and 1998 totaled approximately $684,000, $668,000, and $384,000, respectively.

5.   BUSINESS ACQUISITION

     Effective September 28, 1998, the Company acquired, pursuant to a definitive purchase agreement dated September 21, 1998, all the Rose Auto Parts stores through an asset purchase from Eastern Automotive Warehouse, Inc., a wholly-owned subsidiary of National Auto Parts Warehouse, Inc. The total purchase price was approximately $8.2 million. The acquisition included 39 leased retail store locations, primarily located in south Florida, and a leased warehouse facility in Miami, Florida. The acquisition involved the purchase of inventory and furniture and equipment at these various locations and the assumption of the respective leases. At the time of the acquisition, the Company continued to operate 26 of the 39 Rose retail locations. Discount Auto Parts discontinued operations in the remaining 13 stores.

     The acquisition has been accounted for using the purchase method of accounting, and, accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the fair values at the date of acquisition. Operating results of the acquired business have been included in operations since the date of the acquisition. Goodwill of $2.7 million, resulting from the acquisition, is being amortized over twenty years.

     The pro forma impact of the acquired business on results of operation is not material.

6.   STOCKHOLDERS' EQUITY

     The Board of Directors is authorized, without further stockholder action, to divide any or all shares of the authorized preferred stock into series and to fix and determine the designation, preferences and relative participating, option or other special rights, and qualifications, limitations, or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of May 30, 2000, the Board had not authorized any series of preferred stock and there are no plans, agreements or understandings for the authorization or issuance of any shares of preferred stock.

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

     Future minimum annual rental commitments under noncancelable operating leases with initial or remaining terms of one year or more are as follows (in thousands):

FISCAL YEAR                                                   AMOUNT
-----------                                                   -------
2001........................................................  $ 4,140
2002........................................................    3,439
2003........................................................    2,232
2004........................................................    1,459
2005 and thereafter.........................................    2,762
                                                              -------
                                                              $14,032
                                                              =======

     Rental expense for fiscal years 2000, 1999 and 1998 totaled approximately $7,720,000, $5,094,000, and $1,987,000, respectively. Rental expense in each of the fiscal years includes approximately $127,000 of rent paid to a partnership that included the Company's two majority stockholders.

     The Company also leases certain portions of its owned facilities to outside parties. Rental income for fiscal years 2000, 1999 and 1998 totaled approximately $1,099,000, $719,000, and $492,000, respectively.

     In May 2000, the Company entered into a synthetic lease agreement in which the lessor has agreed to fund up to $28 million for construction of a new 400,000 square foot distribution center in Copiah County, Mississippi. The term of the agreement commenced in May 2000 and continues through the date which is five years following completion of the construction. The completion of construction is expected in February 2001. At the end of the lease term, the Company has the option to renew the lease for two five-year terms, or to purchase the building for a price including the outstanding lease balance. If the Company elects not to renew the lease or purchase the building, the Company must arrange the sale of the building to a third party. Under the sale option, the Company has guaranteed a percentage of the total original cost as the residual fair value of the building. Lease payments are expected to be approximately $2.2 million on an annual basis. The table of future minimum rental payments due under non-cancelable operating leases shown above excludes any payments related to this agreement.

8.   BENEFIT PLANS

     The Company has a 401(k) profit-sharing plan covering substantially all of its team members (employees) who have at least one year of service and work more than 1,000 hours per year. Team members may contribute up to 15% of their annual compensation subject to Internal Revenue Code maximum limitations. The Company has agreed to make matching contributions, based upon the team member's first six percent of compensation, ranging from 25% to 100% of the team member's contribution depending on the team member's years of service. After three years of service, Company contributions and earnings thereon vest at the rate of 20% per year of service with the Company. Costs under this plan for fiscal years 2000, 1999 and 1998 were approximately $947,000, $964,000, and $864,000, respectively.

     The Company has a Supplemental Executive Profit Sharing Plan (the "SEPS Plan"). The SEPS Plan is an unfunded deferred compensation plan covering certain key members of management. The amount of benefit each participant is entitled to is established annually by the Board of Directors or, in certain cases, by a committee of the Board of Directors. Each participant's account accrues interest on unpaid awards at a rate determined annually as defined in the plan agreement. As of May 30, 2000 and June 1, 1999, the Company has accrued approximately $1,049,000 and $890,000, respectively, for benefits due under the SEPS Plan.

     The Board of Directors has adopted a stock purchase plan (the "Purchase Plan"), which initially reserved an aggregate of 550,000 shares of common stock. Under the Purchase Plan, all team members have the right to purchase shares of common stock of the Company at a price equal to 85% of the value of the stock immediately prior to the beginning of each exercise period. All team members are eligible to participate except for those who have been employed by the Company for less than one year, team members who customarily work twenty hours or less per week, team members who customarily work five months or less in any calendar year, and team members owning at least 5% of the Company's stock. During fiscal years 2000, 1999 and 1998, 6,499, 8,805, and 9,740 shares, respectively, were purchased under the terms of the Purchase Plan. As of May 30, 2000, 471,456 shares of common stock remain reserved for issuance under the Purchase Plan.

9.   STOCK OPTION PLANS

     The Company has stock option plans, which provide for the granting to key team member's options to purchase shares of its common stock. A total of 2,540,000 shares of common stock were reserved for issuance under the plans and, as of May 30, 2000, a total of 2,448,808 shares of common stock remain so reserved. The per share exercise price of each stock option is generally not less than the fair market value of the stock on the date of the grant or, in the case of a team member owning more than 10% of the outstanding stock of the Company, the price for incentive stock options is not less than 110% of such fair market value.

     A summary of the Company's stock option activity and related information is as follows (shares in thousands):

                                MAY 30, 2000        JUNE 1, 1999        JUNE 2, 1998
                              -----------------   -----------------   -----------------
                                       WEIGHTED            WEIGHTED            WEIGHTED
                                       AVERAGE             AVERAGE             AVERAGE
                                       EXERCISE            EXERCISE            EXERCISE
                              SHARES    PRICE     SHARES    PRICE     SHARES    PRICE
                              ------   --------   ------   --------   ------   --------
Outstanding at beginning of
  year......................   1,337     $23       1,127     $21      1,017      $21
Granted.....................     376      19         333      27        218       19
Exercised...................      (4)     19         (51)     18        (27)      24
Canceled....................    (194)     22         (72)     24        (81)      22
                              ------              ------              -----
Outstanding at end of
  year......................   1,515     $22       1,337     $23      1,127      $21
                              ======              ======              =====
Exercisable at end of
  year......................     556     $24         445     $21        289      $22
                              ======              ======              =====
Weighted-average fair value
  of options granted during
  the year..................  $10.64              $14.22              $9.98
                              ======              ======              =====

     Exercise prices for options exercised during 2000 ranged from approximately $16 to $18. Exercise prices for options outstanding as of May 30, 2000 ranged from approximately $12 to $31. The weighted-average remaining contractual life of those options is 6.49 years.

     All options outstanding generally vest beginning after three years and then in equal installments over a four-year period and have a ten-year duration.

     The Company also has a Non-Employee Directors' Stock Option Plan. A total of 40,000 shares are reserved for future issuance under this plan. As of May 30, 2000, 18,000 options had been granted under this plan at an average price of $22.42. As of May 30, 2000, 9,500 of such options were exercisable.

     Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123 ("SFAS 123"), and has been determined as if the Company had accounted for its employee and non-employee director stock options under the fair value method of SFAS 123.

     The fair values for these options were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of return of 6.57% for 2000, 6.50% for 1999 and 5.75% for 1998; volatility factor of .44 for 2000, .41 for 1999 and 1998, and weighted average expected option life of seven years for all options. The Company assumed that no dividends would be paid over the expected life of the options.

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

     The Company's pro forma information follows (in thousands, except per share amounts):

                                                      2000      1999      1998
                                                     -------   -------   -------
Pro forma net income...............................  $25,534   $18,579   $26,680
Pro forma net income per basic share...............  $  1.53   $  1.12   $  1.61
Pro forma net income per diluted share.............  $  1.53   $  1.11   $  1.60

10.  INCOME TAXES

     The provision for income taxes is comprised of the following (in thousands):

                                                         FISCAL YEAR ENDED
                                             ------------------------------------------
                                             MAY 30, 2000   JUNE 1, 1999   JUNE 2, 1998
                                             ------------   ------------   ------------
Current:
  Federal..................................    $ 9,264        $12,233        $ 7,442
  State....................................        898          2,129            853
                                               -------        -------        -------
                                                10,162         14,362          8,295
Deferred:
  Federal..................................      5,219          2,062          7,468
  State....................................        125            342          1,250
                                               -------        -------        -------
                                                 5,344          2,404          8,718
                                               -------        -------        -------
                                               $15,506        $16,766        $17,013
                                               =======        =======        =======

     A reconciliation of the provision for income taxes to the amounts computed at the federal statutory tax rate is as follows (in thousands):

                                                         FISCAL YEAR ENDED
                                             ------------------------------------------
                                             MAY 30, 2000   JUNE 1, 1999   JUNE 2, 1998
                                             ------------   ------------   ------------
Federal income taxes at statutory rate.....    $14,635        $15,339        $15,468
State income taxes, net of federal tax
  benefit..................................        850          1,606          1,367
Other items, net...........................         21           (179)           178
                                               -------        -------        -------
                                               $15,506        $16,766        $17,013
                                               =======        =======        =======

     Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                         MAY 30, 2000   JUNE 1, 1999
                                                         ------------   ------------
Deferred tax assets:
  Change in inventory accounting method................    $ 2,487         $3,894
  Various accrued expenses.............................        735            828
  Other, net...........................................        736            665
                                                           -------         ------
          Total deferred tax assets....................      3,958          5,387
Deferred tax liabilities:
  Depreciation.........................................     10,977          7,482
  Accrued liabilities..................................      1,397          1,103
  Inventory related items..............................      1,124            980
  Other, net...........................................        485            503
                                                           -------         ------
          Total deferred tax liabilities...............     13,983         10,068
                                                           -------         ------
Net deferred tax liability.............................    $10,025         $4,681
                                                           =======         ======

     For fiscal years 2000, 1999 and 1998, the Company paid income taxes of approximately $9,921,500, $15,526,000, and $6,723,000, respectively.

11.  COMMITMENTS AND CONTINGENCIES

     The Company is involved in various legal proceedings primarily arising out of the normal conduct of its business. Although the Company cannot ascertain the amount of liability that it may incur from any of these matters, it does not currently believe that, individually or in the aggregate, they will have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

     As of May 30, 2000, the Company's cost to complete construction contracts in progress was approximately $16.7 million.

12.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following quarterly financial data is unaudited, but in the opinion of management, all adjustments necessary for a fair presentation of the selected data for these interim periods presented have been included.

     The first, second, and third quarters of fiscal year 1999 have been restated to give effect to the change in the Company's method of accounting for inventories.

                                                FIRST      SECOND     THIRD      FOURTH
                                               QUARTER    QUARTER    QUARTER    QUARTER
                                               --------   --------   --------   --------
                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Fiscal Year Ended May 30, 2000:
  Net sales..................................  $143,625   $142,643   $147,374   $164,616
  Gross profit...............................    58,427     58,547     58,683     65,818
  Net income.................................     7,346      6,020      5,813      7,110
  Basic net income per common share..........       .44        .36        .35        .43
  Diluted net income per common share........       .44        .36        .35        .43
Fiscal Year Ended June 1, 1999:
  Net sales..................................  $123,039   $120,290   $127,380   $140,774
  Gross profit...............................    49,344     48,856     52,873     57,567
  Income before cumulative effect of change
     in accounting principle.................     7,145      5,601      6,498      7,814
  Cumulative effect of change in accounting
     principle...............................    (8,245)        --         --         --
  Net income (loss)..........................    (1,100)     5,601      6,498      7,814
  Basic net income (loss) per common share
     from:
     Income before cumulative effect of
       change in accounting principle........       .43        .34        .39        .47
     Cumulative effect of change in
       accounting principle..................      (.50)        --         --         --
     Net income (loss).......................      (.07)       .34        .39        .47
  Diluted net income (loss) per common share
     from:
     Income before cumulative effect of
       change in accounting principle........       .42        .33        .39        .47
     Cumulative effect of change in
       accounting principle..................      (.49)        --         --         --
     Net income (loss).......................      (.07)       .33        .39        .47

REPORT OF MANAGEMENT

Discount Auto Parts, Inc.

     We have prepared the accompanying consolidated financial statements and related information included herein for the years ended May 30, 2000, June 1, 1999, and June 2, 1998. The opinion of Ernst & Young LLP, the Company's independent auditors, on those financial statements is included herein. The primary responsibility for the integrity of the financial information included in this annual report rests with management. Such information was prepared in accordance with generally accepted accounting principles appropriate in the circumstances based on our best estimates and judgments and giving due consideration to materiality.

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


/s/ Peter J. Fontaine                    /s/ C. Michael Moore
------------------------------------     -----------------------------------
Peter J. Fontaine                        C. Michael Moore
Chairman and Chief Executive Officer     Executive Vice President -
                                         Finance and Chief Financial Officer

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Discount Auto Parts, Inc.

     We have audited the accompanying consolidated balance sheets of Discount Auto Parts, Inc. as of May 30, 2000 and June 1, 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended May 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Discount Auto Parts, Inc. at May 30, 2000 and June 1, 1999 and the consolidated results of its operations and its cash flows for each of the three years in the period ended May 30, 2000, in conformity with accounting principles generally accepted in the United States.

     As discussed in Note 2 to the financial statements, during fiscal 1999 the Company changed its method of accounting for inventories.

                                          /s/ ERNST & YOUNG LLP
                                          ---------------------

Tampa, Florida
June 30, 2000

CORPORATE INFORMATION

CORPORATE HEADQUARTERS

DISCOUNT AUTO PARTS, INC.
4900 FRONTAGE ROAD, SOUTH
LAKELAND, FLORIDA 33815
TELEPHONE: (863) 687-9226
WWW.DISCOUNTAUTOPARTS.NET

TRANSFER AGENT AND REGISTRAR
ChaseMellon Shareholder Services, L.L.C.
85 Challenger Road
Overpeck Centre
Ridgefield Park, New Jersey 07660
www.chasemellon.com

INDEPENDENT AUDITORS

Ernst & Young LLP
Tampa, Florida

STOCK EXCHANGE LISTING

New York Stock Exchange
Trading Symbol -- DAP

ANNUAL MEETING

The Annual Meeting of the Stockholders will be held at 10:30 am Wednesday, October 11, 2000 at:
     Orange County Convention Center
     9800 International Drive
     Orlando, Florida 32819

NUMBER OF STOCKHOLDERS

As of August 14, 2000, there were approximately 700 stockholders of record.

FORM 10-K

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended May 30, 2000, as filed with the Securities and Exchange Commission, will be sent to any stockholder upon request in writing to:
     Investor Relations
     Discount Auto Parts, Inc.
     4900 Frontage Road, South
     Lakeland, Florida 33815

MARKET INFORMATION

The Company has not paid or declared cash distributions or dividends since the consummation of its initial public offering in August 1992, and does not intend to pay cash dividends on its Common Stock in the foreseeable future.

COMMON STOCK PRICE RANGE

                          FISCAL 2000        FISCAL 1999
                        --------------     --------------
                        HIGH      LOW      HIGH      LOW
                        -----     ----     -----     ----
Qtr 1................   24-1/2    18-15/16 27-1/2   21
Qtr 2................   19-1/8    11       26       21-1/8
Qtr 3................   20-13/16  10-1/8   26-3/8   19-1/2
Qtr 4................   12-3/8    8-1/2    26-7/16  20-1/16

OFFICERS AND DIRECTORS

Peter J. Fontaine
Chairman, Chief Executive Officer and Director

William C. Perkins
President, Chief Operating Officer and Director

C. Michael Moore
Executive Vice President -- Finance, Chief
Financial Officer and Secretary

E. E. Wardlow
Director
Former President and Chief Operating Officer,
Kmart Corporation

David P. Walling
Director
Former Vice President, General Controller,
Kmart Corporation

Charles W. Webster, II
Director
President, Strategic Consulting

                                OVER 650 STORES







 (MAP OF LOUISIANA, MISSISSIPPI, ALABAMA, GEORGIA, SOUTH CAROLINA AND FLORIDA)



                                                      STORES

                                                    FL    442
                                                    GA    110
                                                    MS    39
                                                    LA    36
                                                    AL    18
                                                    SC    7



                                   SINCE 1971



* = DISTRIBUTION CENTERS

- = PARTS EXPRESS WAREHOUSES

                              DISCOUNT AUTO PARTS














                             CORPORATE HEADQUARTERS
                           DISCOUNT AUTO PARTS, INC.
                           4900 FRONTAGE ROAD, SOUTH
                            LAKELAND, FLORIDA 33815
                           TELEPHONE: (863) 687-9226
                           WWW.DISCOUNTAUTOPARTS.NET